Exhibit 99.2

Execution Version

OBSIDIAN ENERGY LTD.

8.52% U.S.$4,000,000 Series G Senior Guaranteed Notes due November 30, 2022

7.97% U.S.$10,000,000 Series S Senior Guaranteed Notes due November 30, 2022

7.00% U.S.$13,000,000 Series X Senior Guaranteed Notes due November 30, 2022

7.10% U.S.$6,000,000 Series Y Senior Guaranteed Notes due November 30, 2022

7.35% U.S.$2,000,000 Series Z Senior Guaranteed Notes due November 30, 2022

6.91% U.S.$12,000,000 Series EE Senior Guaranteed Notes due November 30, 2022

AMENDED, RESTATED AND CONSOLIDATED

NOTE PURCHASE AGREEMENT

DATED MARCH 26, 2021

i

7.3	Visitation	21
7.4	Limitation on Disclosure Obligation	22

8.	PAYMENT AND PREPAYMENT OF THE NOTES	22

8.1	Maturity	22
8.2	Optional Prepayments with Make-Whole Amount	22
8.3	Prepayment for Tax Reasons Without Make-Whole	23
8.4	Allocation of Partial Prepayments	24
8.5	Maturity; Surrender, Etc.	24
8.6	Purchase of Notes	24
8.7	Make-Whole Amount	25
8.8	Prepayment Offer Without Make-Whole on Change in Control	26
8.9	Prepayment Following Equity or Debt Issuance	27
8.10	Prepayment Following December 2021 Commitment Reduction	28

9.	AFFIRMATIVE COVENANTS	28

9.1	Compliance with Law	28
9.2	Insurance	28
9.3	Maintenance of Properties	28
9.4	Payment of Taxes and Claims	29
9.5	Legal Existence, Etc.	29
9.6	Books and Records	29
9.7	Priority of Obligations	29
9.8	[Reserved]	30
9.9	Designation of Restricted Subsidiaries	30
9.10	Subsidiary Guarantees	30
9.11	Subordination Agreements	31
9.12	[Reserved]	31
9.13	Matching Bank Facility Liens	31
9.14	Partnership	32
9.15	Ownership of the Company and Restricted Subsidiaries	32
9.16	Security Prior to Security Release Date	32
9.17	Material Adverse Claims	34
9.18	Protection of Security	34
9.19	[Reserved]	34
9.20	[Reserved]	34
9.21	Most Favored Lender	35
9.22	LMR Maintenance	35
9.23	Peace River	35

10.	NEGATIVE COVENANTS	35

10.1	Transactions with Affiliates	35
10.2	Merger, Consolidation, Etc.	36

10.3	Terrorism Sanctions Regulations	36
10.4	Liens	36
10.5	Consolidated Total Debt to Consolidated Total Capitalization	36
10.6	Limitation on Indebtedness	36
10.7	[Reserved]	36
10.8	Restricted Subsidiary Ownership of Assets	36
10.9	Line of Business	37
10.10	Limitation on Distributions	37
10.11	Sale of Assets	37
10.12	[Reserved]	38
10.13	Limitation on Acquisitions Regarding Minimum LMR	38
10.14	Limitation on Acquisition Regarding Property and Person	38
10.15	Material Investments	38
10.16	Material Expenditures	38
10.17	High Yield Notes	39

11.	EVENTS OF DEFAULT	39

12.	REMEDIES ON DEFAULT, ETC.	43

12.1	Acceleration	43
12.2	Other Remedies	44
12.3	Rescission	45
12.4	No Waivers or Election of Remedies, Expenses, Etc.	45

13.	TAX INDEMNIFICATION	45

14.	REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES	48

14.1	Registration of Notes	48
14.2	Transfer and Exchange of Notes	49
14.3	Replacement of Notes	49

15.	PAYMENTS ON NOTES	49

15.1	Place of Payment	49
15.2	Home Office Payment	50

16.	EXPENSES, ETC.	50

16.1	Transaction Expenses	50
16.2	Certain Taxes	51
16.3	Survival	51

17.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT	51

18.	AMENDMENT AND WAIVER	51

18.1	Requirements	51
18.2	Solicitation of Holders of Notes	52
18.3	Binding Effect, Etc.	52
18.4	Notes Held by Company, Etc.	52

19.	NOTICES; ENGLISH LANGUAGE	53

20.	REPRODUCTION OF DOCUMENTS	53

21.	CONFIDENTIAL INFORMATION	54

22.	SUBSTITUTION OF PURCHASER	55

23.	MISCELLANEOUS	55

23.1	Successors and Assigns	55
23.2	Payments Due on Non-Business Days	55
23.3	Accounting Terms	56
23.4	Changes in GAAP; IFRS	56
23.5	Severability	57
23.6	Construction, Etc.	57
23.7	Counterparts	58
23.8	Governing Law	58
23.9	Jurisdiction and Process; Waiver of Jury Trial	58
23.10	Obligation to Make Payment in Applicable Currency	59
23.11	Interest	59
23.12	Changes to LMR	60
23.13	Security Affirmation	61

Schedules and Exhibits

SCHEDULE A	—	Purchaser Schedules

SCHEDULE B	—	Defined Terms

EXHIBIT 1G	—	Form of Series G Senior Guaranteed Note

EXHIBIT 1S	—	Form of Series S Senior Guaranteed Note

EXHIBIT 1X	—	Form of Series X Senior Guaranteed Note

EXHIBIT 1Y	—	Form of Series Y Senior Guaranteed Note

EXHIBIT 1Z	—	Form of Series Z Senior Guaranteed Note

EXHIBIT 1EE	—	Form of Series EE Senior Guaranteed Note

EXHIBIT 9.9	—	Form of Notice of Designation

SCHEDULE 5.3	—	Additional Disclosure Materials

SCHEDULE 5.4	—	Subsidiaries of the Company and Ownership of Subsidiaries

SCHEDULE 5.4(e)	—	Property of Unrestricted Subsidiaries

SCHEDULE 5.15	—	Existing Indebtedness and Liens

SCHEDULE 23.13	—	Subsidiary Guarantors

EXHIBIT A	—	Joint Venture Development Entities

v

OBSIDIAN ENERGY LTD.

SUITE 200, 207 – 9TH AVENUE S.W.

CALGARY, ALBERTA

T2P 1K3

6.40% U.S.$4,000,000 Series G Senior Guaranteed Notes due November 30, 2022

5.85% U.S.$10,000,000 Series S Senior Guaranteed Notes due November 30, 2022

4.88% U.S.$13,000,000 Series X Senior Guaranteed Notes due November 30, 2022

4.98% U.S.$6,000,000 Series Y Senior Guaranteed Notes due November 30, 2022

5.23% U.S.$2,000,000 Series Z Senior Guaranteed Notes due November 30, 2022

4.79% U.S.$12,000,000 Series EE Senior Guaranteed Notes due November 30, 2022

March 26, 2021

To Each of the Purchasers Listed in

Schedule A Hereto:

Ladies and Gentlemen:

Obsidian Energy Ltd. (f/k/a Penn West Petroleum Ltd.), an Alberta corporation (the “Company”), agrees with each of the Purchasers whose names appear on Schedule A hereto as follows:

1. BACKGROUND; AMENDMENT, RESTATEMENT AND CONSOLIDATION.

1.1 Background.

(a) The Company is currently party to and the issuer of notes pursuant to that certain Note Purchase Agreement, dated as of May 29, 2008, as amended by that certain First Amending Agreement dated as of December 2, 2010, that certain Second Amending Agreement dated as of May 22, 2015, that certain Third Amending Agreement dated as of August 23, 2017, that certain Fourth Amending Amendment dated as of November 7, 2018, that certain Fifth Amending Agreement dated as of March 6, 2019, that certain Amendment Agreement dated as of March 13, 2020, that certain Amended and Restated Note Purchase Agreement dated as of March 27, 2020 and that certain Amendment Agreement dated as of June 29, 2020 (collectively, the “Original 2008 Note Agreement”), between the Company and the purchasers identified therein (the “2008 Purchasers”).

Pursuant to the terms of the Original 2008 Note Agreement, the Company, among other things, issued and sold to the 2008 Purchasers, and the 2008 Purchasers purchased from the Company, (a) 6.12% Series E Senior Guaranteed Notes in the original aggregate principal amount of U.S.$152,500,000 which matured on May 29, 2016 (the “Series E Notes”), (b) 6.30% Series F Senior Guaranteed Notes in the original aggregate principal amount of U.S.$278,000,000 which matured on May 29, 2018 (the “Series F Notes”), (c) 6.40% Series G Senior Guaranteed Notes in the original aggregate principal amount of U.S.$49,500,000 due November 30, 2021 (the “Original Series G Notes”) and (d) 6.16% Series H Senior Guaranteed Notes in the original aggregate principal amount of Cdn.$30,000,000 which matured on May 29, 2018 (the “Series H Notes”). The current outstanding principal amount of the Original Series G Notes immediately prior to the Amended and Restated Closing Date is U.S.$4,045,602.

(b) The Company is currently party to and the issuer of notes pursuant to that certain Note Purchase Agreement, dated as of March 16, 2010, as amended by that certain First Amending Agreement dated as of December 2, 2010, that certain Second Amending Agreement dated as of May 22, 2015, that certain Third Amending Agreement dated as of August 23, 2017, that certain Fourth Amending Amendment dated as of November 7, 2018, that certain Fifth Amending Agreement dated as of March 6, 2019, that certain Amendment Agreement dated as of March 13, 2020, that certain Amended and Restated Note Purchase Agreement dated as of March 27, 2020 and that certain Amendment Agreement dated as of June 29, 2020 (collectively, the “Original March 2010 Note Agreement”), between the Company and the purchasers identified therein (the “March 2010 Purchasers”).

Pursuant to the terms of the Original March 2010 Note Agreement, the Company, among other things, issued and sold to the March 2010 Purchasers, and the March 2010 Purchasers purchased from the Company, (a) 4.53% Series Q Senior Guaranteed Notes in the original aggregate principal amount of U.S$27,000,000 which matured on March 16, 2015 (the “Series Q Notes”), (b) 5.29% Series R Senior Guaranteed Notes in the original aggregate principal amount of U.S.$65,000,000 which matured on March 16, 2017 (the “Series R Notes”), (c) 5.85% Series S Senior Guaranteed Notes in the original aggregate principal amount of U.S.$112,500,000 due November 30, 2021 (the “Original Series S Notes”), (d) 5.95% Series T Senior Guaranteed Notes in the original aggregate principal amount of U.S.$25,000,000 due March 16, 2022, which were prepaid by the Company (the “Series T Notes”), (e) 6.10% Series U Senior Guaranteed Notes in the original aggregate principal amount of U.S.$20,000,000 due March 16, 2025, which were prepaid by the Company (the “Series U Notes”) and (f) 4.88% Series V Senior Guaranteed Notes in the original aggregate principal amount of Cdn.$50,000,000 which matured on March 16, 2015 (the “Series V Notes”). The current outstanding principal amount of the Original Series S Notes immediately prior to the Amended and Restated Closing Date is U.S.$9,774,279.

(c) The Company is currently party to and the issuer of notes pursuant to that certain Note Purchase Agreement, dated as of December 2, 2010, as amended by that certain First Amending Agreement dated as of December 2, 2010, that certain Second Amending Agreement dated as of May 22, 2015, that certain Third Amending Agreement dated as of August 23, 2017, that certain Fourth Amending Amendment dated as of November 7, 2018, that certain Fifth Amending Agreement dated as of March 6, 2019, that certain Amendment Agreement dated as of March 13, 2020, that certain Amended and Restated Note Purchase Agreement dated as of March 27, 2020 and that certain Amendment Agreement dated as of June 29, 2020 (collectively, the “Original December 2010 Note Agreement”), between the Company and the purchasers identified therein (the “December 2010 Purchasers”).

Pursuant to the terms of the Original December 2010 Note Agreement, the Company, among other things, issued and sold to the December 2010 Purchasers, and the December 2010 Purchasers purchased from the Company, (a) 4.17% Series W Senior Guaranteed Notes in the original aggregate principal amount of U.S.$18,000,000 which matured on December 2, 2017 (the “Series W Notes”), (b) 4.88% Series X Senior Guaranteed Notes in the original aggregate principal amount of U.S.$84,000,000 due November 30, 2021 (the “Original Series X Notes”), (c) 4.98% Series Y Senior Guaranteed Notes in the original aggregate principal amount of U.S.$18,000,000 due November 30,2021 (the “Original Series Y Notes”), (d) 5.23% Series Z Senior Guaranteed Notes in the original aggregate principal amount of U.S.$50,000,000 due November 30, 2021 (the “Original Series Z Notes”), (e) 4.44% Series AA Senior Guaranteed Notes in the original aggregate principal amount of Cdn.$10,000,000 which matured on December 2, 2015 (the “Series AA Notes”) and (f) 5.38% Series BB Senior Guaranteed Notes in the original aggregate principal amount of Cdn.$50,000,000 due December 2, 2020, which were prepaid by the Company (the “Series BB Notes”). The current outstanding principal amount of the Original Series X Notes as of immediately prior to the Amended and Restated Closing Date is U.S.$13,282,666. The current outstanding principal amount of the Original Series Y Notes as of immediately prior to the Amended and Restated Closing Date is U.S.$5,825,667. The current outstanding principal amount of the Original Series Z Notes immediately prior to the Amended and Restated Closing Date is U.S.$2,131,750.

(d) The Company is currently party to and the issuer of notes pursuant to that certain Note Purchase Agreement, dated as of November 30, 2011, as amended by that certain First Amending Agreement dated as of May 22, 2015, that certain Second Amending Agreement dated as of August 23, 2017, that certain Third Amending Amendment dated as of November 7, 2018, that certain Fourth Amending Agreement dated as of March 6, 2019, that certain Amendment Agreement dated as of March 13, 2020, that certain Amended and Restated Note Purchase Agreement dated as of March 27, 2020 and that certain Amendment Agreement dated as of June 29, 2020 (collectively, the “Original 2011 Note Agreement” and together with the Original 2008 Note Agreement, the Original March 2010 Note Agreement and the Original December 2010 Note Agreement, collectively, the “Original Note Agreements”), between the Company and the purchasers identified therein (the “2011 Purchasers” and together with the 2008 Purchasers, the March 2010 Purchasers and the December 2010 Purchasers, collectively, the “Original Purchasers”).

Pursuant to the terms of the Original 2011 Note Agreement, the Company, among other things, issued and sold to the 2011 Purchasers, and the 2011 Purchasers purchased from the Company, (a) 3.64% Series CC Senior Guaranteed Notes in the original aggregate principal amount of U.S.$25,000,000 which matured on November 30, 2016 (the “Series CC Notes”), (b) 4.23% Series DD Senior Guaranteed Notes in the original aggregate principal amount of U.S.$12,000,000 which matured on November 30, 2018 (the “Series DD Notes”), (c) 4.79% Series EE Senior Guaranteed Notes in the original aggregate principal amount of U.S.$68,000,000 due November 30, 2021 (the “Original Series EE Notes” and together with the Original Series G Notes, the Original Series S Notes, the Original Series X Notes, the Original Series Y Notes and the Original Series Z Notes, collectively, the “Existing Notes”) and (d) 4.63% Series FF Senior Guaranteed Notes in the original aggregate principal amount of Cdn.$30,000,000 which matured on November 30, 2018 (the “Series FF Notes”). The current outstanding principal amount of the Original Series EE Notes immediately prior to the Amended and Restated Closing Date is U.S.$12,298,630.

(e) The holders of the Existing Notes (together with their successors and assigns, the “Purchasers”) and the Company have agreed (i) to amend and restate the Original Note Agreements and consolidate the Original Note Agreements into a single document and (ii) to amend and restate the Existing Notes as provided in this Agreement.

(f) Certain capitalized and other terms used in this Agreement are defined in Schedule B; and references to a “Schedule” or an “Exhibit” are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement.

1.2 Amendment, Restatement and Consolidation.

(a) Amendment, Restatement and Consolidation of Original Note Agreements. Effective as of the Amended and Restated Closing Date, the Company and each Purchaser, by its execution of this Agreement, hereby agrees and consents to the amendment and restatement in its entirety of each Original Note Agreement to which it is a party, and the consolidation of, into a single document, the terms of such Original Note Agreement, as so amended and restated, with the terms of each other Original Note Agreement which, by the terms of this Agreement, are also being amended and restated, and upon the satisfaction of the conditions precedent set forth in Section 1.2(d), the Original Note Agreements shall be deemed to be, automatically and without any further action by any Person, so amended, restated and consolidated into one instrument evidenced by this Agreement, which Original Note Agreements, as so amended, restated and consolidated by this Agreement, continue in full force and effect without rescission or novation thereof. The parties hereto hereby acknowledge and agree that the amendments to the Original Note Agreements set forth herein could have been effected through an amendment or instrument amending such agreement, and for convenience, the parties hereto have agreed to restate and consolidate the terms and provisions of the Original Note Agreements, as amended hereby, pursuant to this Agreement. Effective as of the date hereof, all outstanding Existing Notes, as amended and restated by this Agreement, will be outstanding under this Agreement.

(b) Amendment and Restatement of Existing Notes. Effective upon the Amended and Restated Closing Date:

(i) the Original Series G Notes outstanding on such date are hereby, and shall be deemed to be, automatically and without any further action, amended and restated in their entirely in the form of Exhibit 1G (as so amended and restated, and as may be further amended, restated, supplemented or otherwise modified from time to time, the “Series G Notes”) and the Company shall issue Series G Notes in the form of Exhibit 1G to each of the relevant Purchasers in the amounts set forth on each relevant Purchaser Schedule attached hereto;

(ii) the Original Series S Notes outstanding on such date are hereby, and shall be deemed to be, automatically and without any further action, amended and restated in their entirely in the form of Exhibit 1S (as so amended and restated, and as may be further amended, restated, supplemented or otherwise modified from time to time, the “Series S Notes”) and the Company shall issue Series S Notes in the form of Exhibit 1S to each of the relevant Purchasers in the amounts set forth on each relevant Purchaser Schedule attached hereto;

(iii) the Original Series X Notes outstanding on such date are hereby, and shall be deemed to be, automatically and without any further action, amended and restated in their entirely in the form of Exhibit 1X (as so amended and restated, and as may be further amended, restated, supplemented or otherwise modified from time to time, the “Series X Notes”) and the Company shall issue Series X Notes in the form of Exhibit 1X to each of the relevant Purchasers in the amounts set forth on each relevant Purchaser Schedule attached hereto;

(iv) the Original Series Y Notes outstanding on such date are hereby, and shall be deemed to be, automatically and without any further action, amended and restated in their entirely in the form of Exhibit 1Y (as so amended and restated, and as may be further amended, restated, supplemented or otherwise modified from time to time, the “Series Y Notes”) and the Company shall issue Series Y Notes in the form of Exhibit 1Y to each of the relevant Purchasers in the amounts set forth on each relevant Purchaser Schedule attached hereto;

(v) the Original Series Z Notes outstanding on such date are hereby, and shall be deemed to be, automatically and without any further action, amended and restated in their entirely in the form of Exhibit 1Z (as so amended and restated, and as may be further amended, restated, supplemented or otherwise modified from time to time, the “Series Z Notes”) and the Company shall issue Series Z Notes in the form of Exhibit 1Z to each of the relevant Purchasers in the amounts set forth on each relevant Purchaser Schedule attached hereto; and

(vi) Original Series EE Notes outstanding on such date are hereby, and shall be deemed to be, automatically and without any further action, amended and restated in their entirely in the form of Exhibit 1EE (as so amended and restated, and as may be further amended, restated, supplemented or otherwise modified from time to time, the “Series EE Notes”) and the Company shall issue Series EE Notes in the form of Exhibit 1EE to each of the relevant Purchasers in the amounts set forth on each relevant Purchaser Schedule attached hereto;

The Series G Notes, the Series S Notes, the Series X Notes, the Series Y Notes, the Series Z Notes and the Series EE Notes are collectively referred to herein as the “Notes”, such term to include any such notes issued in substitution therefor pursuant to Section 14. The Series G Notes, the Series S Notes, the Series X Notes, the Series Y Notes, the Series Z Notes and the Series EE Notes are each herein sometimes referred to as Notes of a “series”.

(c) Representations and Warranties. For the avoidance of doubt, the representations and warranties set forth in Sections 5 and 6 of each of the Original Note Agreements (together with the definitions of the defined terms used therein) shall survive and were made (i) as of May 29, 2008 with respect to the Original 2008 Note Agreement, (ii) as of March 16, 2010 with respect to the Original March 2010 Note Agreement, (iii) as of December 2, 2010 with respect to the First Closing under (and as defined in) the Original December 2010 Note Agreement and January 4, 2011 with respect to the Second Closing under (and as defined in) the Original December 2010 Note Agreement, and (iv) as of November 30, 2011 with respect to the Original 2011 Note Agreement.

(d) Conditions to Effectiveness. This Agreement shall become effective as of the date on which all of the following conditions precedent have been satisfied in full (the “Amended and Restated Closing Date”):

(i) Amendment to Bank Facility. The Company shall deliver to each holder of Notes a fully executed copy of an amendment to the Bank Facility, effective as of March 26, 2021, and such amendment shall be in form and substance satisfactory to the holders and shall be in full force and effect.

(ii) Amendment to Intercreditor Agreement. The holders of Notes shall have received a fully executed copy of an amendment to the Intercreditor Agreement, effective as of March 26, 2021, and such amendment shall be in form and substance satisfactory to the holders and shall be in full force and effect.

(iii) Partial Prepayment of Notes. The holders of Notes shall have received their pro rata share of a prepayment by the Company of the Notes in the aggregate amount ofU.S.$1,114,844.50 plus accrued interest but without the applicable Make-Whole Amounts or other premium.

(iv) Extension Fee. The holders of Notes shall have received an extension fee from the Company in connection with the extension of the maturity date of the Notes to the Applicable Maturity Date equal to [Redacted – Confidential] of the principal amount of the Notes outstanding on the Amended and Restated Closing Date after taking into account the partial prepayment of Notes referred to in clause (iii) above.

(v) Annual Budget. The Company shall have delivered to the holders of the Notes (or Akin Gump Strauss Hauer & Feld LLP on their behalf) no later than 3 Business Days before the Amended and Restated Closing Date an updated Annual Budget for 2021 fiscal year of the Company which shall be in form and substance satisfactory to the holders of the Notes.

(vi) No Default; Representations and Warranties. No Default or Event of Default shall have occurred and each of the representations and warranties set forth in Section 5 hereof shall be true and correct in all respects (other than those representations and warranties which are already subject to a materiality threshold (such as Material Adverse Effect), which shall be true and accurate in all respects), in each case, as of the Amended and Restated Closing Date, and the Company shall have certified the same in the certificate delivered pursuant to Section 1.2(d)(ix) hereunder.

(vii) Private Placement Numbers. A Private Placement Number issued by Standard & Poor’s CUSIP Service Bureau (in cooperation with the SVO) shall have been obtained for each series of Notes.

(viii) Payment of Fees. The Company shall have paid all reasonable fees, expenses, and disbursements of Purchasers’ legal counsel and financial advisors invoiced on or prior to the date hereof. Without limiting the Company’s obligation to pay such amounts in accordance with the Financing Agreements, the Company acknowledges and agrees that any fees and expenses arising under the Financing Agreements shall form part of the Obligations and shall be secured by the Security.

(ix) Closing Certificate. The Company shall have delivered to the holders of the Notes a certificate of the Company and each Restricted Subsidiary dated as of the Amended and Restated Closing Date, which certificate shall include, among other things, certified copies of constating documents, certified copies of applicable resolutions and incumbency, and will otherwise each be in a form acceptable to the holders of the Notes, acting reasonably.

(x) Oil and Gas Ownership Certificate. The Company shall have delivered to the holders of the Notes a certificate of the Company substantially in the form of Schedule D to the Bank Facility.

(xi) Legal Opinion. The Company shall have delivered to the holders of the Notes a fully executed copy of the opinion of Company’s counsel addressed to such holders.

(xii) Closing Cash Flow Projection. The Company shall have delivered to the holders of the Notes the Closing Cash Flow Projection.

(xiii) No Material Adverse Effect. There shall have been no change which would have a Material Adverse Effect on the Company since December 31, 2020 and the Company shall have certified the same in the certificate delivered pursuant to Section 1.2(d)(ix) hereunder.

(xiv) Security Filings. The Company shall have delivered to the holders of the Notes evidence of the registration, filing and recording of the Security in all applicable offices or places of registration.

(xv) Lien Searches. The Company shall have delivered to the holders of the Notes satisfactory Lien searches or similar evidence from each applicable jurisdiction confirming no registered Liens, which are not Permitted Encumbrances.

(xvi) Good Standing Certificates. The Company shall have delivered to the holders of the Notes a certificate of status, certificate of good standing, partnership declaration or similar evidence as to the creation or existence of the Company and each of its Subsidiaries under the Laws of its jurisdiction of formation.

(xvii) Other Documents. The holders of Notes shall have received all such other agreements, certificates, declarations, opinions and other documents as are reasonably required by the Required Holders to confirm or establish the completion or satisfaction of the foregoing.

(e) Condition Subsequent.

(i) New Notes. No later than one (1) Business Day following the Amended and Restated Closing Date, the Company shall have executed and delivered to Akin Gump Strauss Hauer & Feld LLP electronic (.pdf) copies of the Notes, as amended hereby, in the forms of Exhibit 1G, Exhibit 1S, Exhibit 1X, Exhibit 1Y, Exhibit 1Z and Exhibit 1EE, respectively, and in the amounts set forth on Schedule A hereto (the “Replacement Notes”). No later than five (5) Business Days following the Amended and Restated Closing Date, the Company shall have delivered to Akin Gump Strauss Hauer & Feld LLP the original Replacement Notes. Akin Gump Strauss Hauer & Feld LLP shall hold the original Replacement Notes and is authorized to deliver same to each Purchaser upon receipt from such Purchaser of either such Purchaser’s original Existing Notes or a loss affidavit regarding such Existing Notes as contemplated by Section 14.2.

(ii) Within 10 Business Days following the Amended and Restated Closing Date, the Company, the Financial Advisor and Akin Gump Strauss Hauer & Feld LLP shall enter into a supplement to the existing Financial Advisor engagement letter dated as of February 25, 2020 addressing the supplemental engagement terms as agreed between the Company and the Financial Advisor as of the date hereof and memorialized in an exchange of emails between the Company and the Financial Advisor on March 24, 2021.

2. SALE AND PURCHASE OF NOTES.

The Company issued and sold to each Purchaser, and each Purchaser purchased Notes in the principal amount and of the series, all as specified opposite such Purchaser’s name in Schedule A to each Original Note Agreement at the purchase price of 100% of the principal amount thereof. Schedule A hereto sets out the remaining outstanding principal amount of the Notes as of the Amended and Restated Closing Date (after giving effect to the payment referenced in Section 1.2(d)(iii) hereof).

3. [RESERVED].

4. [RESERVED].

5. REPRESENTATIONS AND WARRANTIES

The Company represents and warrants to each Purchaser that:

5.1 Organization; Power and Authority.

The Company and each Restricted Subsidiary has been duly incorporated, amalgamated or formed, as applicable, and is validly existing under the law of its jurisdiction of incorporation, amalgamation or formation, as applicable, and is duly registered to carry on business in each jurisdiction in which the nature of any material business carried on by it or the character of any material property owned or leased by it makes such registration necessary (except where failure to be so registered would not reasonably be expected to have a Material Adverse Effect), and each of them has full corporate or partnership power and capacity, as applicable, to enter into and perform its obligations under the Financing Agreements to which it is a party, and to carry on its business as currently conducted.

5.2 Authorization, Etc.

Each of the Financing Agreements to which the Company and any Subsidiary Guarantor is a party have been duly authorized, and constitute a legal, valid and binding obligation of each of the Company and each Subsidiary Guarantor enforceable against any of them in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3 Disclosure.

This Agreement and the documents, certificates or other writings delivered to the Purchasers by or on behalf of the Company in connection with the transactions contemplated hereby and identified in Schedule 5.3, and the financial statements listed in Schedule 5.3 (this Agreement and such documents, certificates or other writings and financial statements delivered to each Purchaser prior to March 26, 2021 being referred to, collectively, as the “Disclosure Documents”), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as disclosed in the Disclosure Documents and except for changes in general economic conditions, since the date of the Company’s unaudited financial statements for its third quarter of 2020, there has been no change in the financial condition, operations, business, properties or prospects of the Company or any Subsidiary except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact known to the Company or any Subsidiary that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Disclosure Documents.

5.4 Organization and Ownership of Shares of Subsidiaries; Affiliates.

(a) Schedule 5.4 contains (except as noted therein) complete and correct lists (i) of the Company’s Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, whether such Subsidiary is a Restricted Subsidiary or an Unrestricted Subsidiary, and the percentage of shares of each class of its capital stock or similar Equity Interests outstanding owned by the Company and each Subsidiary, and (ii) of the Company’s Affiliates, other than Subsidiaries.

(b) All of the outstanding shares of capital stock or similar Equity Interests of each Restricted Subsidiary shown in Schedule 5.4 as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Company or its Restricted Subsidiaries free and clear of any Lien.

(c) Each Restricted Subsidiary identified in Schedule 5.4 is a corporation, trust or partnership duly created or organized, validly existing and, where legally applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation, foreign trust, foreign partnership or other legal entity and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

(d) No Restricted Subsidiary is a party to, or otherwise subject to any legal, regulatory, contractual or other restriction (other than this Agreement, the agreements listed on Schedule 5.4 and customary limitations imposed by corporate law or similar statutes) restricting the ability of such Restricted Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or its Subsidiaries that owns outstanding shares of capital stock or similar Equity Interests of such Restricted Subsidiary.

(e) Each Subsidiary designated as an Unrestricted Subsidiary on Schedule 5.4 is inactive and owns no property other than the property identified on Schedule 5.4(e).

5.5 Financial Statements; Material Liabilities.

The Company has delivered to each Purchaser a copy of its consolidated financial statements listed on Schedule 5.5. The consolidated financial statements (including the related schedules and notes) fairly present in all material respects the consolidated financial position of the Company as of the respective dates specified in such Schedule and the consolidated results of its operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments). The Company does not have any Material liabilities that are not disclosed on such consolidated financial statements or otherwise disclosed in the Disclosure Documents.

5.6 Compliance with Laws, Other Instruments, Etc.

The execution, delivery and performance by the Company and its Restricted Subsidiaries of the Financing Agreements to which each is a party will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Restricted Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter, memorandum and articles of association, regulations or by-laws, or any other agreement or instrument to which the Company or any Restricted Subsidiary is bound or by which the Company or any Restricted Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Restricted Subsidiary or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Restricted Subsidiary.

5.7 Governmental Authorizations, Etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company and its Restricted Subsidiaries of the Financing Agreements to which each is a party including, without limitation, any thereof required in connection with the obtaining of U.S. dollars to make payments under any such Financing Agreement and the payment of such U.S. dollars to Persons resident in the United States of America. It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Alberta of the Financing Agreements that any thereof or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax.

5.8 Litigation; Observance of Agreements, Statutes and Orders.

(a) There are no actions, suits, investigations or proceedings pending or, to the best knowledge of the Company and its Restricted Subsidiaries, threatened against or affecting the Company or any Restricted Subsidiary or any property of the Company or any Restricted Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(b) Neither the Company nor any Subsidiary is in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable Law, ordinance, rule or regulation (including, without limitation, Environmental Laws or the USA Patriot Act) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.9 Taxes.

(a) The Company and its Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP. None of the Company or any Subsidiary knows of any basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of federal, provincial or other taxes for all fiscal periods are adequate.

(b) As of the Amended and Restated Closing Date, the Company and each Subsidiary Guarantor is permitted to make all payments of interest on, or in respect of, the principal amount of the Notes and interest on such interest, Make-Whole Amounts, if applicable, and interest thereon, and the principal amount of the Notes (in each case, a “Payment”) to a holder free and clear of and without deduction for or on account of any Taxes imposed by Canada, Alberta or any other applicable Governmental Authority in any jurisdiction in which the Company or such Subsidiary Guarantor carries on business or from which Payments are made, or by any taxing authority thereof (collectively, “Imposed Taxes”), and any such amounts as are owing or payable or which become owing or payable by and are paid to a holder will not presently be subject to any Imposed Taxes imposed, levied, assessed or collected by Canada, Alberta or any other such applicable Governmental Authority, provided in both cases that as of the time of such Payment:

(i) such holder does not use the Notes in, or hold the Notes in the course of, carrying on business in Canada, and is not deemed to use the Notes in connection with a business carried on in Canada for the purposes of the Tax Act, and if such holder carries on an insurance business in Canada and elsewhere, it establishes that the debt evidenced by the applicable Note is neither “designated insurance property” (as defined in subsection 138(12) of the Tax Act and Regulation 2401(1), as amended or substituted from time to time), nor effectively connected with the insurance business it carries on in Canada, and

(ii) the holder deals at arm’s length with the Company for the purposes of the Tax Act.

5.10 Title to Property; Leases.

Except for defects in title that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, the Company and its Restricted Subsidiaries have good title to their respective properties, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by the Company or any Restricted Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement. All leases that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

5.11 Licenses, Permits, Etc.

(a) The Company and its Restricted Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others.

(b) To the best knowledge of the Company and its Restricted Subsidiaries, no product of the Company or its Restricted Subsidiaries infringes in any material respect any license, permit, franchise, authorization, patent, copyright, proprietary software, service mark, trademark, trade name or other right owned by any other Person.

(c) To the best knowledge of the Company and its Restricted Subsidiaries, there is no Material violation by any Person of any right of the Company or its Restricted Subsidiaries with respect to any patent, copyright, proprietary software, service mark, trademark, trade name or other right owned or used by the Company or its Subsidiaries.

5.12 Compliance with ERISA; Non-U.S. Plans.

(a) To the extent applicable, the Company and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable Laws except for such instances of noncompliance as have not resulted in and could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. None of the Company or any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3 of ERISA), and no event, transaction or condition has occurred or exists that could, individually or in the aggregate, reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to section 430(k) of the Code or to any such penalty or excise tax provisions under the Code or federal law or section 4068 of ERISA or by the granting of a security interest in connection with the amendment of a Plan, other than such liabilities or Liens as would not be individually or in the aggregate Material.

(b) To the extent applicable, the present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan’s most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan’s most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities by more than U.S.$5,000,000 in the case of any single Plan and by more than U.S.$10,000,000 in the aggregate for all Plans. The present value of the accrued benefit liabilities (whether or not vested) under each Non-U.S. Plan that is funded, determined as of the end of the Company’s most recently ended fiscal year on the basis of reasonable actuarial assumptions, did not exceed the current value of the assets of such Non-U.S. Plan allocable to such benefit liabilities by more than U.S.$5,000,000. The term “benefit liabilities” has the meaning specified in section 4001 of ERISA and the terms “current value” and “present value” have the meaning specified in section 3 of ERISA.

(c) To the extent applicable, the Company and its ERISA Affiliates have not incurred (i) withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material or (ii) any obligation in connection with the termination of or withdrawal from any Non-U.S. Plan that are individually or in the aggregate Material.

(d) To the extent applicable, the expected post-retirement benefit obligation (determined as of the last day of the Company’s most recently ended fiscal year in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 715-60, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Company and its Subsidiaries is not Material.

(e) The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder did not and will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code. The representation by the Company to each Purchaser in the first sentence of this Section 5.12(e) is made in reliance upon and subject to the accuracy of such Purchaser’s representation in Section 6.2 of the Original Note Purchase Agreements.

(f) All Non-U.S. Plans have been established, operated, administered and maintained in compliance with all laws, regulations and orders applicable thereto, except where failure so to comply could not be reasonably expected to have a Material Adverse Effect. All premiums, contributions and any other amounts required by applicable Non-U.S. Plan documents or applicable Laws to be paid or accrued by the Company and its Subsidiaries have been paid or accrued as required, except where failure so to pay or accrue could not be reasonably expected to have a Material Adverse Effect.

5.13 [Reserved]

5.14 Margin Stock.

Margin stock does not constitute any of the value of the consolidated assets of the Company and its Subsidiaries and the Company does not have any present intention that margin stock will constitute any of the value of such assets. As used in this Section, the term “margin stock” shall have the meaning assigned to it in said Regulation U.

5.15 Existing Indebtedness; Future Liens.

(a) Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Indebtedness of the Company and its Subsidiaries which forms part of Consolidated Total Debt as of the Amended and Restated Closing Date (including a description of the obligors and obligees, principal amount outstanding and collateral therefor, if any, and guarantee thereof, if any), since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of such Indebtedness of the Company or its Subsidiaries. None of the Company or any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of the Company or such Subsidiary which forms part of Consolidated Total Debt and no event or condition exists with respect to any such Indebtedness of the Company or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b) Except as disclosed in Schedule 5.15, none of the Company or any Restricted Subsidiary has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 10.4.

(c) None of the Company or any Restricted Subsidiary is a party to, or otherwise subject to any provision contained in, any instrument evidencing Indebtedness of the Company or such Restricted Subsidiary, any agreement relating thereto or any other agreement (including, but not limited to, its charter or other organizational document) which limits the amount of, or otherwise imposes restrictions on the incurring of, Indebtedness of the Company or any Restricted Subsidiary except as specifically indicated in Schedule 5.15.

5.16 Foreign Assets Control Regulations, Etc.

(a) Neither the Company nor any Controlled Entity is (i) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, U.S. Department of the Treasury (“OFAC”) (an “OFAC Listed Person”) or (ii) a department, agency or instrumentality of, or is otherwise controlled by or knowingly acting on behalf of, directly or indirectly, (x) any OFAC Listed Person or (y) any Person, entity, organization, foreign country or regime that is subject to any OFAC Sanctions Program (each OFAC Listed Person and each other Person, entity, organization and government of a country described in clause (ii), a “Blocked Person”).

(b) No part of the proceeds from the sale of the Notes hereunder constitutes or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used, directly by the Company or indirectly through any Controlled Entity, in connection with any investment in, or any transactions or dealings with, any Blocked Person.

(c) To the Company’s actual knowledge, neither the Company nor any Controlled Entity (i) is under investigation by any Governmental Authority for, or has been charged with, or convicted of, money laundering, drug trafficking or terrorist-related activities (collectively, “Anti-Money Laundering Laws”), (ii) has been assessed civil penalties under any Anti-Money Laundering Laws or (iii) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws. The Company has taken reasonable measures appropriate to the circumstances (in any event as required by applicable Law) to ensure that the Company and each Controlled Entity is and will continue to be in compliance with all applicable Anti-Money Laundering Laws.

(d) No part of the proceeds from the sale of the Notes was used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage in violation of applicable Law. The Company has taken reasonable measures appropriate to the circumstances (in any event as required by applicable Law) to ensure that the Company and each Controlled Entity is and will continue to be in compliance with all applicable anti-corruption laws and regulations.

(e) Neither the Company nor any Controlled Entity is (i) a Person described or designated under the provisions of the Special Economic Measures Act (Canada) or the United Nations Act (Canada), or any associated regulations (each a “Canadian Sanctions Designated Person”), or (ii) knowingly engages in any dealings or transactions with any Canadian Sanctions Designated Person.

5.17 Status under Certain Statutes.

None of the Company or any Subsidiary is registered or required to be registered under the United States Investment Company Act of 1940, as amended, or subject to regulation under the United States ICC Termination Act of 1995, as amended, or the United States Federal Power Act, as amended.

5.18 Environmental Matters.

(a) None of the Company or any Restricted Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against the Company its Restricted Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.

(b) None of the Company or any Restricted Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.

(c) None of the Company or any Restricted Subsidiary has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them and has not disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect.

(d) All buildings on all real properties now owned, leased or operated by the Company or any Restricted Subsidiary are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

5.19 Ranking of Obligations.

The Company’s payment obligations under this Agreement and the Notes will rank pari passu, without preference or priority, with its obligations under the Bank Facility and in priority to all unsecured Indebtedness of the Company. Each Subsidiary Guarantor’s payment obligations under its Subsidiary Guarantee will, upon issuance thereof, rank pari passu, without preference or priority, with its obligations in respect of the Bank Facility and in priority to all unsecured Indebtedness of such Subsidiary Guarantor.

6. REPRESENTATIONS OF THE PURCHASERS.

6.1 Purchase for Investment.

Each Purchaser understands that (i) the distribution of the Notes has not been qualified by a prospectus under Canadian federal or provincial securities laws and may be transferred or resold (including by pledge or hypothecation) in Canada only in compliance with applicable Canadian federal and provincial securities laws, and that the Company is not required to qualify their distribution in Canada and (ii) the Notes have not been registered under the Securities Act, and may not be reoffered, resold, pledged or otherwise transferred, directly or indirectly, except in transactions exempt from or not subject to the registration requirements of the Securities Act and all applicable state securities or “blue sky” laws. Each Purchaser has been advised to consult its own legal advisors with respect to applicable re-sale restrictions and it will comply with all applicable securities legislation concerning any re-sale of the Notes.

Each Purchaser understands and acknowledges that the Notes are “restricted securities” within the meaning of Rule 144 under the Securities Act and that the Notes bear a legend substantially in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM. UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) THE DATE OF THE APPLICABLE ORIGINAL CLOSING, AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

7. INFORMATION AS TO THE COMPANY AND SUBSIDIARIES.

7.1 Financial and Business Information.

The Company shall (x) deliver to each holder of Notes that is an Institutional Investor (except as otherwise provided below) (and for purposes of Sections 7.1(l) and 7.1(n) shall deliver to the holders’ legal counsel and Financial Advisor) (and the information required by this Section 7.1 shall be deemed delivered on the date of delivery of such information in the English language or the date of delivery of an English translation thereof) and (y) in the case of Sections 7.1(n), take the actions therein specified:

(a) Interim Statements — promptly after the same are available and in any event within 60 days after the end of each quarterly fiscal period in each fiscal year of the Company (other than the last quarterly fiscal period of each such fiscal year), duplicate copies of:

(i) a consolidated balance sheet of the Company and its Subsidiaries as at the end of such period, and

(ii) consolidated statements of income and retained earnings, and of cash flows, of the Company and its Subsidiaries, for such period and for the portion of the fiscal year ending with such quarter,

setting forth in each case in comparative form the figures for the corresponding period in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to interim financial statements generally, and certified by a Senior Financial Officer as fairly presenting, in all material respects, the consolidated financial position of the Company and its Subsidiaries and their results of operations and cash flows, subject to changes resulting from year-end adjustments provided that the Company shall be deemed to have made such delivery of such financial information if it shall have timely made such financial information available on “SEDAR” (at the date of this Agreement located on the worldwide web at: https://www.sedar.com) and on its home page on the worldwide web (at the date of this Agreement located at: https://www.obsidianenergy.com) and shall have given each Purchaser prior notice (in accordance with the requirements of Section 19) of such availability on SEDAR and on its home page specifically in connection with each delivery (such availability and notice thereof being referred to as “Electronic Delivery”) and such certification is in accordance with National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings as adopted by the Canadian Securities Administrators);

(b) Annual Statements — promptly after the same are available and in any event within 120 days after the end of each fiscal year of the Company, duplicate copies of:

(i) a consolidated balance sheet of the Company and its Subsidiaries as at the end of such year, and

(ii) consolidated statements of income and retained earnings, and of cash flows, of the Company and its Subsidiaries for such year,

setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by an opinion thereon of independent public accountants of recognized international standing, which opinion shall state that such financial statements present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries and their results of operations and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances (provided that the Company may make any delivery under clauses (i) or (ii) by Electronic Delivery);

(c) Alberta Securities Commission and Other Reports — promptly upon their becoming available, one copy of (i) each financial statement, report, circular, notice or proxy statement or similar document sent by the Company or any Subsidiary to its principal lending banks as a whole (excluding information sent to such banks in the ordinary course of administration of a bank facility, such as information relating to pricing, borrowing availability, extensions and waivers and amendments) or to its public securities holders generally, (ii) each regular or periodic report, each registration statement (without exhibits except as expressly requested by such holder), and each prospectus and all amendments thereto filed by the Company or any Subsidiary with any securities regulatory authority or securities exchange, including the Alberta Securities Commission or the United States Securities and Exchange Commission or any similar Governmental Authority or securities exchange and of all press releases and other statements made available generally by the Company or any Subsidiary to the public concerning developments that are Material and (iii) any amendment to, waiver or consent under, or other material notice received or delivered under the Bank Facility (provided that the Company may make any delivery under clauses (i), (ii) or (iii) by Electronic Delivery);

(d) Notice of Default or Event of Default — promptly and in any event within five days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(f), a written notice specifying the nature and period of existence thereof and what action the Company or any Restricted Subsidiary is taking or proposes to take with respect thereto;

(e) Employee Benefit Matters — promptly and in any event within five days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Company or an ERISA Affiliate proposes to take with respect thereto:

(i) with respect to any Plan, any reportable event, as defined in section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

(ii) the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Company or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii) any event, transaction or condition that could result in the incurrence of any liability by the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect; or

(iv) receipt of notice of the imposition of a Material financial penalty (which for this purpose shall mean any tax, penalty or other liability, whether by way of indemnity or otherwise) with respect to one or more Non-U.S. Plans;

(f) Notices from Governmental Authority — promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Company or any Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

(g) Reserve Reports — within 90 days after the end of each fiscal year of the Company, a copy of the Reserve Report with an effective date not earlier than December 31 of such fiscal year;

(h) 2022 Annual Budget — on or before March 31, 2022, a copy of the Company’s operating and capital expenditure budget approved by the Directors of the Company for the then current fiscal year with respect to the Company, which shall, during the Restricted Period, be acceptable to the Required Holders, acting reasonably;

(i) Resignation or Replacement of Auditors — within 10 days following the date on which the Company’s auditors resign or the Company elects to change auditors, as the case may be, notification thereof, together with such further information as the Required Holders may request;

(j) Hedging Plan — in the event the Company develops a hedging plan, a copy of such hedging plan within 30 days of adoption of such hedging plan.

(k) Name Changes — not less than 15 days’ prior written notice (or such shorter period as the Required Holders may agree) of any change to the legal name of the Company or any Subsidiary Guarantor or the jurisdictions in which the Company or any Subsidiary Guarantor carries on business or owns any material assets from those set out in Schedule B to the Second Amending Agreement to each Original Note Agreement;

(l) Cash Flow Projections — beginning in March 2021, and on the fifteenth day of the month for each month thereafter during the Restricted Period, by no later than 5:00 p.m. (Calgary time), (i) an Updated Cash Flow Projection together with a written summary of any changes to the preceding Updated Cash Flow Projection and (ii) a written report summarizing the Company and its Subsidiaries’ aggregate actual cash receipts and cash expenditures and outflows for the immediately preceding calendar month, including details with respect to any variances, as compared to the projected total cash inflows and cash outflows for such prior calendar month as set forth in the Closing Cash Flow Projection or the most recently delivered Updated Cash Flow Projections, as the case may be;

(m) Well and Production Information — no later than 5 Business Days following any Shut-in/Abandonment Event which has an Aggregate Average Daily Production associated therewith for the then most recently completed fiscal quarter of the Company that exceeds 10% of the Aggregate Average Daily Production for the then most recently completed fiscal quarter of the Company, the Company will provide written notice to the Purchasers of such event, along with particulars of the wells which are the subject of such Shut-in/Abandonment Events and the associate amount of production of such wells;

(n) Quarterly Meeting — during the Restricted Period, the Company will, and will cause each Restricted Subsidiary, as the case may be, if requested by the Required Holders, to participate on quarterly conference calls with the holders, the Financial Advisor and any non-legal advisors, to discuss the Updated Cash Flow Projection, the Company’s current and projected operational performance, and any related financial matters;

(o) Notices from Lenders — within two Business Days of receipt thereof, a copy of any notice from a Lender relating to the termination of the Revolving Period (as defined in the Bank Facility);

(p) Amendments to Annual Budget — promptly upon, and in any event within 5 Business Days of, giving effect to the same, any amendments, supplements, replacements, updates or other revisions to the then current Annual Budget to the extent such amendments, supplements, replacements or other revisions result in budgeted expenditures to be in excess of 110% of the aggregate of the budgeted expenditures provided for in the most recently delivered original Annual Budget, which amendments, supplements, replacements, updates or other revisions shall, during the Restricted Period, be acceptable to the Required Holders, acting reasonably; and

(q) Requested Information — with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Company or its Restricted Subsidiaries or relating to their ability to perform their respective obligations under any Financing Agreement as from time to time may be reasonably requested by any such holder of Notes that is an Institutional Investor, including information readily available to the Company or any Restricted Subsidiary explaining the Company’s financial statements if such information has been requested by the SVO in order to assign or maintain a designation of the Notes.

7.2 Officer’s Certificate.

Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a) or Section 7.1(b) shall be accompanied by a certificate of a Senior Financial Officer setting forth (which, in the case of Electronic Delivery of any such financial statements, shall be by separate and reasonably concurrent delivery of such certificate to each holder of Notes):

(a) Covenant Compliance — the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Sections 10.5, 10.8, 10.11, 10.13, 10.14 and 10.16 during the interim or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

(b) Event of Default — a statement that such Senior Financial Officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and its Subsidiaries from the beginning of the interim or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists, specifying the nature and period of existence thereof and what action the Company or any Restricted Subsidiary shall have taken or proposes to take with respect thereto.

7.3 Visitation.

The Company shall permit the representatives of each holder of Notes that is an Institutional Investor:

(a) No Default — if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the affairs, finances and accounts of the Company and its Restricted Subsidiaries with the Company’s officers/management, and (with the consent of the Company, which consent will not be unreasonably withheld) the Company’s independent public accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Company and its Restricted Subsidiaries, all at such reasonable times and as often as may be reasonably requested in writing; and

(b) Default — if a Default or Event of Default then exists, at the expense of the Company to visit and inspect any of the offices or properties of the Company and its Restricted Subsidiaries, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision the Company, on its own behalf and on behalf of its Restricted Subsidiaries, authorizes said accountants to discuss the affairs, finances and accounts of the Company and its Restricted Subsidiaries), all at such times and as often as may be requested in writing.

7.4 Limitation on Disclosure Obligation.

The Company shall not be required to disclose the following information pursuant to Section 7.1(c), 7.1(p), 7.1(q) or 7.3:

(a) information that the Company determines after consultation with counsel qualified to advise on such matters that, notwithstanding the confidentiality requirements of Section 21, it would be prohibited from disclosing by applicable Laws or regulations without making public disclosure thereof; or

(b) information that, notwithstanding the confidentiality requirements of Section 21, the Company is prohibited from disclosing by the terms of an obligation of confidentiality contained in any agreement with any non-Affiliate binding upon the Company and not entered into in contemplation of this clause (b), provided that the Company shall use commercially reasonable efforts to obtain consent from the party in whose favor the obligation of confidentiality was made to permit the disclosure of the relevant information and provided further that the Company has received a written opinion of counsel confirming that disclosure of such information without consent from such other contractual party would constitute a breach of such agreement.

Promptly after a request therefor from any holder of Notes that is an Institutional Investor, the Company will provide such holder with a written opinion of counsel (which may be addressed to the Company) relied upon as to any requested information that the Company is prohibited from disclosing to such holder under circumstances described in this Section 7.4.

8. PAYMENT AND PREPAYMENT OF THE NOTES.

8.1 Maturity.

As provided therein, the entire unpaid principal balance of the Notes shall be due and payable on the Applicable Maturity Date.

8.2 Optional Prepayments with Make-Whole Amount.

The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Notes, in an amount not less than 10% of the aggregate principal amount of the Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, and the Make-Whole Amount determined for the prepayment date with respect to such principal amount. The Company will give each holder of the Notes written notice of each optional prepayment under this Section 8.2 not less than 30 days and not more than 60 days prior to the date fixed for such prepayment. Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.4), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business Days prior to such prepayment, the Company shall deliver to each holder of the Notes a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

8.3 Prepayment for Tax Reasons Without Make-Whole.

If at any time as a result of a Change in Tax Law (as defined below) the Company is or becomes obligated to make any Additional Payments (as defined below) in respect of any payment of interest on account of any of the Notes in an aggregate amount for all affected Notes equal to 5% or more of the aggregate amount of such interest payment on account of all of the affected Notes, the Company may give the holders of all affected Notes irrevocable written notice (each, a “Tax Prepayment Notice”) of the prepayment of such affected Notes on a specified prepayment date (which shall be a Business Day not less than 30 days nor more than 60 days after the date of such notice) and the circumstances giving rise to the obligation of the Company to make any Additional Payments and the amount thereof and offering to prepay all of the affected Notes on the date of such prepayment at 100% of the principal amount so prepaid together with interest accrued thereon to the date of such prepayment. Each holder of an affected Note that wishes to accept such prepayment in respect of all or any of the affected Notes held by it shall give written notice to that effect to the Company no more than 20 days after receipt of the Tax Prepayment Notice (each, a “Tax Prepayment Acceptance Notice”). The form of Tax Prepayment Acceptance Notice and a description in reasonable detail of the nature and date of the Change in Tax Law shall accompany the Tax Prepayment Notice. Failure to give a Tax Prepayment Acceptance Notice with respect to any affected Note within such 20 day period shall be deemed to be a rejection of the prepayment of such affected Note or affected Notes held by such holder, and shall operate as a permanent waiver of such holder’s right to receive the Additional Payments arising as a result of the circumstances described in the Tax Prepayment Notice in respect of all future payments of interest on such Note or Notes (but not of such holder’s right to receive any Additional Payments that arise out of circumstances not described in the Tax Prepayment Notice or which exceed the amount of the Additional Payment described in the Tax Prepayment Notice), which waiver shall be binding upon all subsequent transferees of such Notes. The principal amount of all Notes that are the subject of a Tax Prepayment Acceptance Notice together with interest accrued thereon to the date of such prepayment shall become due and payable on such prepayment date.

No prepayment of the Notes pursuant to this Section 8.3 shall affect the obligation of the Company to pay Additional Payments in respect of any payment made on or prior to the date of such prepayment. For purposes of this Section 8.3, any holder of more than one affected Note may act separately with respect to each affected Note so held (with the effect that a holder of more than one affected Note may accept such offer with respect to one or more affected Notes so held and reject such offer with respect to one or more other affected Notes so held).

The Company may not offer to prepay or prepay Notes pursuant to this Section 8.3 (a) if a Default or Event of Default then exists, (b) until the Company shall have taken commercially reasonable steps to mitigate the requirement to make the related Additional Payments, or (c) if the obligation to make such Additional Payments directly results or resulted from actions taken by the Company or any Subsidiary (other than actions required to be taken under applicable Laws), and any Tax Prepayment Notice given pursuant to this Section 8.3 shall certify to the foregoing and describe such mitigation steps, if any.

For purposes of this Section 8.3: “Additional Payments” means additional amounts required to be paid to a holder of any Note pursuant to Section 13 by reason of a Change in Tax Law; and a “Change in Tax Law” means (individually or collectively with one or more prior changes) (i) an amendment to, or change in, any law, treaty, rule or regulation of Canada after the date of the applicable Original Closing, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation after the date of the applicable Original Closing, which amendment or change is in force and continuing and meets the opinion and certification requirements described below or (ii) in the case of any other jurisdiction that becomes a Taxing Jurisdiction after the date of the applicable Original Note Agreement, an amendment to, or change in, any law, treaty, rule or regulation of such jurisdiction, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation, in any case after such jurisdiction shall have become a Taxing Jurisdiction, which amendment or change is in force and continuing and meets such opinion and certification requirements. No such amendment or change shall constitute a Change in Tax Law unless the same would in the opinion of the Company (which shall be evidenced by an Officer’s Certificate of the Company and supported by a written opinion of counsel having recognized expertise in the field of taxation in the Taxing Jurisdiction, both of which shall be delivered to all holders of the Notes prior to or concurrently with the Tax Prepayment Notice in respect of such Change in Tax Law) affect the deduction or require the withholding of any Tax imposed by such Taxing Jurisdiction on any payment payable on the Notes.

8.4 Allocation of Partial Prepayments.

In the case of each partial prepayment of the Notes pursuant to Sections 8.2, 8.9 or 8.10, the principal amount of the Notes to be prepaid shall be allocated among all of the Notes (without distinction as to series) at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts of all Notes not theretofore called for prepayment.

All prepayments pursuant to Sections 8.3 and 8.8 shall be applied as therein provided.

8.5 Maturity; Surrender, Etc.

In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment (which shall be a Business Day), together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and the applicable Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

8.6 Purchase of Notes.

The Company will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes. The Company will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment or prepayment of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

8.7 Make-Whole Amount.

The terms “Series G Make-Whole Amount”, “Series S Make-Whole Amount”, “Series X Make-Whole Amount”, “Series Y Make-Whole Amount”, “Series Z Make-Whole Amount” and “Series EE Make-Whole Amount” mean, with respect to any Series G Note, Series S Note, Series X Note, Series Y Note, Series Z Note, or Series EE Note respectively, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that none of the Series G Make-Whole Amount, the Series S Make-Whole Amount, the Series X Make-Whole Amount, the Series Y Make-Whole Amount, the Series Z Make-Whole Amount nor the Series EE Make-Whole Amount, may in any event be less than zero. For the purposes of determining the Series G Make-Whole Amount, the Series S Make-Whole Amount, the Series X Make-Whole Amount, the Series Y Make-Whole Amount, the Series Z Make-Whole Amount and the Series EE Make-Whole Amount the following terms have the following meanings:

“Applicable Percentage” means 0.50% (50 Basis Points).

“Called Principal” means, with respect to any such Note, the principal of such Note that is to be prepaid pursuant to Sections 8.2 or 8.9 has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

“Discounted Value” means, with respect to the Called Principal of any such Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, with respect to the Called Principal of any such Note, the sum of (x) the Applicable Percentage plus (y) the yield to maturity implied by (i) the yields reported as of 10:00 A.M. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PX1” (or such other display as may replace Page PX1) on Bloomberg Financial Markets for the most recently issued actively traded on the run U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation), the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (or any comparable successor publication) for U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. In the case of each determination under the foregoing clause (i) or clause (ii), as the case may be, such implied yield will be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the applicable U.S. Treasury security with the maturity closest to and greater than such Remaining Average Life and (2) the applicable U.S. Treasury security with the maturity closest to and less than such Remaining Average Life. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

“Remaining Average Life” means, with respect to any Called Principal, the number of years (calculated to two decimal places) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to two decimal places) that will elapse between the Settlement Date with respect to such Called Principal and the Applicable Maturity Date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to the Applicable Maturity Date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2 or 12.1.

“Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

8.8 Prepayment Offer Without Make-Whole on Change in Control.

(a) Notice of Change in Control. The Company will, within 5 Business Days after any Responsible Officer has knowledge of the occurrence of any Change in Control, give written notice of such Change in Control to each holder of Notes. Such notice shall refer to this Section 8.8, shall contain and constitute an offer to prepay Notes as described in Section 8.8(b) and shall be accompanied by the certificate described in Section 8.8(e).

(b) Offer to Prepay Notes. The offer to prepay Notes contemplated by 8.8(a) shall be an offer to prepay, in accordance with and subject to this Section 8.8, all, but not less than all, the Notes held by each holder (in this case only, “holder” in respect of any Note registered in the name of a nominee for a disclosed beneficial owner shall mean such beneficial owner) on a date specified in such offer (the “Proposed Prepayment Date”), which date shall be not less than 30 Business Days and not more than 120 Business Days after the date of such offer (if the Proposed Prepayment Date shall not be specified in such offer, the Proposed Prepayment Date shall be the first Business Day after the 45th Business Day after the date of such offer).

(c) Acceptance/Rejection. A holder of Notes may accept the offer to prepay made pursuant to this Section 8.8 by causing a notice of such acceptance to be delivered to the Company not later than 15 Business Days after receipt by such holder of the most recent offer of prepayment, but in any event at least 10 Business Days prior to the Proposed Prepayment Date. A failure by a holder of Notes to respond to an offer to prepay made pursuant to this Section 8.8 shall be deemed to constitute a rejection of such offer by such holder.

(d) Prepayment. Prepayment of the Notes to be prepaid pursuant to this Section 8.8 shall be at 100% of the principal amount of such Notes, together with interest on such Notes accrued to the date of prepayment, but without the applicable Make-Whole Amounts or other premium.

(e) Officer’s Certificate. Each offer to prepay the Notes pursuant to this Section 8.8 shall be accompanied by a certificate, signed by a Senior Financial Officer of the Company and dated the date of such offer, specifying: (i) the Proposed Prepayment Date; (ii) that such offer is made pursuant to this Section 8.8; (iii) the principal amount of each Note offered to be prepaid; (iv) the interest that would be due on each Note offered to be prepaid, accrued to the Proposed Prepayment Date; (v) that the conditions of this Section 8.8 have been fulfilled; and (vi) in reasonable detail, the nature and date of the Change in Control.

(f) Certain Definitions.

(i) “Change in Control” means any circumstance arising after the date of the applicable Original Note Agreement in which a Person or a combination of Persons, acting jointly or in concert (within the meaning of Multi-Lateral Instrument 62-104 — Take-Over Bids and Issuer Bids of the Canadian Securities Administrator), acquires Equity Interests of the Company which, in either case, together with all other such Equity Interests held by such Persons, constitute in the aggregate more than 35% of all outstanding Equity Interests of the Company (regardless of whether such Person or Persons are owned or controlled by the same Persons which owned or controlled such Equity Interests).

(ii) “Equity Interests” means in the case of a corporation, shares of capital stock of any class or series, including warrants, rights, participating interests or options to purchase or otherwise acquire any class or series of capital stock or securities exchangeable for or convertible into any class or series of capital stock, and in the case of any other Person or entity shall mean any class or series of partnership interests, units, membership interests or like interests constituting equity, and in the case of each of the foregoing, any part or portion thereof or participation in any of the foregoing.

8.9 Prepayment Following Equity or Debt Issuance.

During the Restricted Period, the Company shall, or shall cause the net proceeds of (i) any equity securities (including without limitation, any convertible, preferred or hybrid securities) issued by the Company or any Subsidiary (other than Excluded Equity Issues) and (ii) any unsecured, second lien or Subordinated Debt issued or incurred by the Company or any Subsidiary (including, without limitation, High Yield Notes), in each case to be applied to the permanent reduction and rateable repayment of the Notes and the obligations under the Bank Facility (together with all accrued and unpaid interest, fees and applicable Make-Whole Amounts related to the principal amount being repaid), with such repayment being a True-Up Payment and made to the Agent and the holders of the Notes in accordance with the True-Up Payment Application within 1 Business Day after receipt by the Company or any Subsidiary of any such proceeds.

8.10 Prepayment Following December 2021 Commitment Reduction

To the extent that the Company is obligated to make a mandatory reduction of the Tranche B Facility pursuant to Section 3.6 of the Bank Facility (as in effect on the Amended and Restated Closing Date) (the “December 2021 Commitment Reduction”), the Company shall make a corresponding prepayment on the Notes, in the manner and amount set forth in the Intercreditor Agreement. Prepayment of the Notes to be prepaid pursuant to this Section 8.10 shall be at 100% of the principal amount of such Notes so prepaid, together with interest on such notes accrued to the date of prepayment, but without the applicable Make-Whole Amounts or other premium.

9. AFFIRMATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

9.1 Compliance with Law.

Without limiting Section 10.3, the Company will, and will cause each Restricted Subsidiary to, comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, ERISA, the USA Patriot Act and Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.2 Insurance.

The Company will, and will cause each Restricted Subsidiary to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

9.3 Maintenance of Properties.

Subject to Section 10.11, the Company will, and will cause each Restricted Subsidiary to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section shall not prevent the Company or any Restricted Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.4 Payment of Taxes and Claims.

The Company will, and will cause each Restricted Subsidiary to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges or levies imposed on them or any of their properties, assets, income or franchises, to the extent the same have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company or any Restricted Subsidiary, provided that none of the Company or any Restricted Subsidiary need pay any such tax, assessment, charge or levy if (i) the amount, applicability or validity thereof is contested by the Company or such Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Company or a Restricted Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Company or such Restricted Subsidiary or (ii) the nonpayment of all such taxes, assessments, charges and levies in the aggregate could not reasonably be expected to have a Material Adverse Effect.

9.5 Legal Existence, Etc.

Subject to Section 10.2, the Company will at all times preserve and keep in full force and effect its corporate existence. Subject to Sections 10.2 and 10.11, the Company will, and will cause each Restricted Subsidiary to, at all times preserve and keep in full force and effect the existence of each Restricted Subsidiary (unless merged into the Company or another Restricted Subsidiary) and all rights and franchises of the Company and each Restricted Subsidiary unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

9.6 Books and Records.

The Company will, and will cause each Restricted Subsidiary to, maintain proper books of record and account in conformity with GAAP and all applicable requirements of any Governmental Authority having legal or regulatory jurisdiction over the Company or such Subsidiary, as the case may be.

9.7 Priority of Obligations.

The Company will ensure that, at all times prior to the Security Release Date:

(a) its payment obligations under this Agreement and the Notes rank pari passu, without preference or priority, with its obligations under the Bank Facility and all other senior secured Indebtedness of the Company, other than Indebtedness secured by Permitted Encumbrances which under applicable Laws ranks in priority thereto; and

(b) each Subsidiary Guarantor’s payment obligations under its Subsidiary Guarantee rank pari passu, without preference or priority, with its obligations in respect of the Bank Facility and all other permitted senior secured Indebtedness of such Subsidiary Guarantor, other than Indebtedness secured by Permitted Encumbrances which under applicable Laws ranks in priority thereto.

9.8 [Reserved].

9.9 Designation of Restricted Subsidiaries.

The Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary by providing to the holders of Notes a Notice of Designation in the form attached hereto as Exhibit 9.9; provided that:

(a) no Default or Event of Default (including as determined by a Current Financial Covenant Testing) will exist immediately following such designation, and the Company shall have provided an Officer’s Certificate to that effect at the time it provides such notice;

(b) after giving effect thereto, all existing Liens of such Restricted Subsidiary so designated shall be Permitted Encumbrances, notwithstanding that any such Lien may have existed as of the date of any Original Note Agreement;

(c) [reserved];

(d) if required by Section 9.10, each Restricted Subsidiary shall forthwith become a Subsidiary Guarantor; and

(e) any Restricted Subsidiary that was previously designated as an Unrestricted Subsidiary under any Original Note Agreement shall not be redesignated as a Restricted Subsidiary if a Default or Event of Default (including as determined by a Current Financial Covenant Testing) exists immediately prior to such designation.

9.10 Subsidiary Guarantees.

The Company will cause each Subsidiary of the Company (other than any Subsidiary which already is a Subsidiary Guarantor) that hereafter becomes a borrower or a guarantor under the Bank Facility, concurrently therewith to enter into and become a party to a Subsidiary Guarantee, and within three Business Days thereafter, to deliver to each holder of a Note the following:

(a) the Subsidiary Guarantee and the Security Documents (as provided in Section 9.16), or applicable joinders thereto;

(b) a certificate signed by the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, a Vice President or another authorized officer of such Subsidiary Guarantor making representations and warranties to the effect of those contained in Sections 5.1, 5.2, 5.6 and 5.7 but with respect to such Subsidiary Guarantor and its Subsidiary Guarantee, and, if relevant under applicable Laws to the provision of the Subsidiary Guarantee and the Security Documents to which it is a party, and, if relevant under applicable Laws to the provision of the Subsidiary Guarantee, a certificate confirming the solvency of the Subsidiary Guarantor;

(c) such documents and evidence with respect to such Subsidiary Guarantor as the Required Holders may reasonably request in order to establish the existence and good standing of such Subsidiary Guarantor and the authorization of the transactions contemplated by the Subsidiary Guarantee and Security Documents to which such Subsidiary Guarantor is a party; and

(d) a favorable legal opinion of independent legal counsel satisfactory to the Required Holders to the effect that the Subsidiary Guarantee and Security Documents to which such Subsidiary Guarantor is a party have been duly authorized, executed and delivered and constitute the legal, valid and binding obligations of such Subsidiary Guarantor enforceable in accordance with their terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

9.11 Subordination Agreements.

The Company will cause each Affiliate (a “Subordinating Person”) that hereafter subordinates any obligations owed to such Subordinating Person by the Company or any Subsidiary Guarantor in favor of any obligations owed by the Company or any Subsidiary Guarantor under the Bank Facility, to concurrently therewith enter into a subordination agreement on the same terms in favor of the holders of the Notes, and within three Business Days thereafter, the Company shall deliver to each holder of a Note the following:

(a) such subordination agreement;

(b) if the Subordinating Person is a Subsidiary of the Company, a certificate signed by the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, a Vice President or another authorized officer of such Subsidiary making representations and warranties to the effect of those contained in Sections 5.1, 5.2, 5.6 and 5.7, but with respect to such Subordinating Person and its subordination agreement;

(c) if the Subordinating Person is a Subsidiary of the Company, such documents and evidence with respect to such Subordinating Person as the Required Holders may reasonably request in order to establish the existence and good standing of such Subordinating Person and the authorization of the transactions contemplated by its subordination agreement; and

(d) if the Subordinating Person is a Subsidiary of the Company, an opinion of independent counsel satisfactory to the Required Holders to the effect that such subordination agreement has been duly authorized, executed and delivered and constitutes the legal, valid and binding obligation of such Subordinating Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

9.12 [Reserved].

9.13 Matching Bank Facility Liens.

If at any time the Company or any Subsidiary provides a Lien to or for the benefit of the lenders under the Bank Facility, then the Company will (if it has provided such a Lien), and will cause each of its Subsidiaries that has provided such Lien to, concurrently grant to or for the benefit of the holders of Notes a similar first priority Lien (subject only to Liens permitted by each of the Bank Facility and Section 10.4, and ranking pari passu with the Liens provided to or for the benefit of the lenders under such Bank Facility), over the same assets, property and undertaking of the Company and each such Subsidiary as those encumbered in respect of the Bank Facility, in form and substance satisfactory to the holders of Notes, acting reasonably, with such security to be subject to the Intercreditor Agreement.

9.14 Partnership.

For so long as the Partnership is a Restricted Subsidiary, the Company will ensure that at all times the partners in the Partnership will consist only of the Company and one or more Restricted Subsidiaries.

9.15 Ownership of the Company and Restricted Subsidiaries.

The Company will ensure that at all times the Company and each Restricted Subsidiary, or their respective successors as permitted by Section 10.2, are directly or indirectly wholly-owned Subsidiaries of the Company, or are Joint Venture Development Entities.

9.16 Security Prior to Security Release Date.

(a) The Company will provide (or cause to be provided) to the Collateral Agent, and maintain, for and on behalf of, inter alios, the holders of Notes, as continuing security for the Obligations, a debenture from the Company and the Subsidiary Guarantors creating a Lien in favor of the Collateral Agent in respect of all their present and after-acquired property, assets and undertaking and a floating charge over all present and future owned real property (the “Security”).

(b) The Security shall be in form and substance satisfactory to the Requisite Secured Parties in their sole discretion. The Requisite Secured Parties, acting reasonably, may require that any Security Document be governed by the Laws of the jurisdiction in which the property in which a Lien is created pursuant to such Security Document is located. The Security Documents shall be registered by the Company or the Subsidiary Guarantors, as applicable, where necessary or desirable to record and perfect the Liens created thereby, as determined by the Requisite Secured Parties in their sole discretion, and if the Company or any Subsidiary Guarantor does not so register the Security Documents as requested, any holder of Notes may do the same (the cost of which will be borne by the Company).

(c) Upon reasonable written request of the Required Holders, the Company will cause to be delivered to the Collateral Agent and each holder of Notes the results of all applicable searches in respect of the Company and the Subsidiary Guarantors in the applicable jurisdictions as well as the opinions of solicitors for the Company and the Subsidiary Guarantors regarding their corporate status, the due authorization, execution and delivery of the Security Documents provided by them, the creation of the Liens pursuant to the Security Documents and all registrations in respect of the Security Documents, and the validity and enforceability of such Security Documents; all such opinions to be in form and substance satisfactory to the Required Holders and their counsel.

(d) The Company will and will cause each Subsidiary Guarantor to execute any and all further documents, financing statements, agreements and instruments, and take all further action (including filing Personal Property Security Act (Alberta) and Land Titles Act (Alberta) and other financing statements, registering the Security at any land titles or land registry offices or under the Mines and Mineral Act (Alberta) or any similar registry in any other applicable jurisdiction, and filing any other notices, mortgages, deeds of trust and caveats (or the equivalent statements in any other jurisdiction)) that may from time to time be required under applicable Laws, or that the Collateral Agent or the Requisite Secured Parties may reasonably request, in order to effectuate the transactions contemplated by the Financing Agreements and in order to grant, preserve, protect and perfect the validity, enforceability and priority of the Liens created or intended to be created by the Security Documents. For the avoidance of doubt, the Requisite Secured Parties and the Collateral Agent shall have the right to require the Company and each Subsidiary Guarantor to amend or supplement any Security Documents or related registrations to the extent necessary to reflect any changes in applicable Laws (or the interpretation thereof) or any directives, rules or procedures related thereto, whether arising as a result of statutory amendments, court decisions or otherwise, and whether occurring prior to or subsequent to the date hereof.

(e) Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor shall be required (and neither the holders of Notes nor the Collateral Agent shall be entitled) to effect any fixed charge registrations against any real property (including for certainty, registering the Security at any land titles or land registry offices or under the Mines and Mineral Act (Alberta) or any similar registry in any other applicable jurisdiction unless an Event of Default has occurred and is continuing except as otherwise set forth in the Intercreditor Agreement). After an Event of Default has occurred and is continuing, from time to time upon the request of the Collateral Agent or the Requisite Secured Parties, within ten Business Days of such request, the Company shall, at the Company’s sole cost and expense, execute and deliver, and shall cause each Subsidiary Guarantor to execute and deliver, such additional or supplemental Security Documents as the Collateral Agent or the Requisite Secured Parties may reasonably request in order to ensure that all Collateral held by the Company and the Subsidiary Guarantors is validly subjected to first fixed charge Liens in favor of the Collateral Agent for the benefit of the holders of Notes, subject only to Permitted Encumbrances, and in connection therewith shall provide to the Collateral Agent a land schedule in form satisfactory to the Collateral Agent and the Requisite Secured Parties detailing all Collateral then held by the Company and the Subsidiary Guarantor (which shall include legal descriptions, crown lease numbers and issue dates, reserve numbers, zone restrictions, names of freehold lessors, and the interest of the Company and each Subsidiary Guarantor therein before and after payout of working interests and all royalties and burdens). The Company will pay all reasonable costs and expenses incurred by the Collateral Agent or any holder in connection with the preparation, execution, delivery and registration of all documents, agreements, instruments and registrations necessary or advisable to implement the provisions of this Section 9.16(e).

(f) The Company and its Subsidiary Guarantors shall not be discharged from the Subsidiary Guarantee except by a written release signed by all holders of Notes and the Liens in respect of the Security shall not be discharged and released except (A) in accordance with Section 9.16(g) and the Intercreditor Agreement or (B) in connection with a Disposition of assets permitted by Section 10.11, to the extent, but only to the extent, that such Liens encumber assets subject to such Disposition.

(g) The Liens created or intended to be created by the Security Documents in accordance with this Section 9.16 shall be fully released and discharged (and the Company may take any additional steps and actions it deems necessary to discharge any corresponding Liens registrations and filings), and the Security Documents shall be terminated and be of no further force and effect, upon the date when both of the following are satisfied (the “Security Release Date”):

(i) a date on which the Notes have been paid in full, in cash; and

(ii) a date on which no Default or Event of Default has occurred and is continuing on such date and the Collateral subject to the Intercreditor Agreement is concurrently released by the lenders under the Bank Facility and the Intercreditor Agreement is concurrently terminated.

(h) Nothing contained herein or in the Security Documents now held or hereafter acquired by the holders, nor any act or omission of the Collateral Agent or the holders with respect to any such Security Documents, will in any way prejudice or affect the rights, remedies or powers of the holders with respect to any other Financing Agreement at any time held by them.

9.17 Material Adverse Claims.

The Company will, and will cause each Subsidiary Guarantor to, do all things necessary to defend and protect their property from all material adverse claims, and to maintain their property free therefrom, except for Permitted Encumbrances, where the failure to do so (a) in the opinion of the Required Holders and/or Collateral Agent, acting reasonably, threatens the actual or intended priority or validity of the Security Documents and the Liens created therein, as provided herein, in the Security Documents and in the Intercreditor Agreement, or (b) has had or would reasonably be expected to have a Material Adverse Effect.

9.18 Protection of Security.

The Company will, and will cause each Subsidiary Guarantor to, do all things reasonably requested by the Required Holders or the Collateral Agent to protect and maintain the validity and enforceability of the Security Documents and the first-ranking priority thereof, as contemplated herein and in the Intercreditor Agreement, in relation to other Persons.

9.19 [Reserved].

9.20 [Reserved].

9.21 Most Favored Lender.

If, at any time after the Amended and Restated Closing Date, the Bank Facility or any other agreement related to the Bank Facility is amended, supplemented, revised or modified in any way to include: (a) any one or more new covenants or events of default that are not provided for in the Financing Agreements taking into account the different relevant circumstance between the Bank Facility and the Financing Agreements, or (b) any one or more new covenants or events of default that are more restrictive, taken as a whole, than the same or similar covenants or events of default provided in this Agreement or the other Financing Agreements taking into account the different relevant circumstances between the Bank Facility and the Financing Agreements, then: (i) the Obsidian Parties shall promptly, and in any event within ten (10) days after entering into any such additional or more restrictive covenants or events of default so advise the holders of Notes in writing and (ii) such additional or more restrictive covenants or events of default shall be incorporated by reference in this Agreement as if set forth fully herein, mutatis mutandis. Thereafter, upon the request of the Required Holders, the Required Holders and the Company shall enter into an amendment to this Agreement evidencing the incorporation of such additional or more restrictive covenants or events of default, it being agreed that any failure to make such request or to enter into any such amendment shall in no way qualify or limit the incorporation by reference described in clause (ii) of the immediately preceding sentence.

Notwithstanding the foregoing, provisions of the Bank Facility (or any document in respect thereof) that impose a limit on the amount of Indebtedness that may be incurred under this Agreement, shall not be subject to the requirements of the first paragraph of this Section 9.21.

If, prior to a Consensual Transaction, there is any increase in the margin applicable to any one or more loans outstanding under the Bank Facility above the margin in effect on the Amended and Restated Closing Date or any fee or other compensation is paid or payable to the Lenders in connection with (x) an extension of the Revolving Period (as defined in the Bank Facility as in effect on the Amended and Restated Closing Date) or (y) deferring a redetermination of the Borrowing Base (as defined in the Bank Facility as in effect on the Amended and Restated Closing Date) or refraining from exercising a right to redetermine the Borrowing Base, then (a) in the case of an increase in such margin, the interest rate on the Notes shall increase by the same number of Basis Points as such margin has increased for the same period that such increase in the margin shall exist, and (b) in the case of any fee or other compensation, the equivalent of such fee or other compensation shall be given to the holders of Notes promptly, and in any event not more than five (5) Business Days after such consideration is given to the Lenders.

9.22 LMR Maintenance

The Company shall and shall cause each Restricted Subsidiary to maintain at all times an LMR of not less than 1.4.

9.23 Peace River

The Company shall ensure that at all time (i) the managing partner of Peace River is the Company or a Restricted Subsidiary and (ii) the Company’s direct or indirect ownership interest in Peace River must be owned by the Company or a Restricted Subsidiary.

10. NEGATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

10.1 Transactions with Affiliates.

The Company will not, and will not permit any Restricted Subsidiary to, enter into directly or indirectly any transaction or group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Company or another Restricted Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of the Company’s or such Restricted Subsidiary’s business and upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than would be obtainable in a comparable arm’s-length transaction with a Person not an Affiliate.

10.2 Merger, Consolidation, Etc.

The Company will not, and will not permit any Restricted Subsidiary to, merge, amalgamate, consolidate, liquidate or wind-up into or with another Person other than a wholly-owned Restricted Subsidiary.

10.3 Terrorism Sanctions Regulations.

The Company will not and will not permit any Controlled Entity to (a) become a Blocked Person or a Canadian Sanctions Designated Person; or (b) knowingly have any investments in or engage in any dealings or transactions with any Blocked Person or any Canadian Sanctions Designated Person.

10.4 Liens.

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit to exist (upon the happening of a contingency or otherwise) any Lien on or with respect to any property or asset of the Company or any Restricted Subsidiary, whether now owned or held or hereafter acquired, except for Permitted Encumbrances.

10.5 Consolidated Total Debt to Consolidated Total Capitalization.

The Company will not permit Consolidated Total Debt to exceed 75% of Consolidated Total Capitalization as at the end of any fiscal quarter of the Company.

10.6 Limitation on Indebtedness.

The Company will not, and will not permit any Restricted Subsidiary to, incur or cause to exist any Indebtedness other than Permitted Indebtedness.

10.7 [Reserved].

10.8 Restricted Subsidiary Ownership of Assets.

The Company will not at any time permit the Company and the Restricted Subsidiaries to (i) directly own less than 95% of Consolidated Tangible Assets or (ii) generate less than 95% of EBITDA; provided that, the calculation of Consolidated Tangible Assets and EBITDA for the purposes of this Section shall only include only a portion of Peace River’s contribution to Consolidated Tangible Assets or EBITDA, as the case may be, equal to the proportionate ownership interest of the Company and the Restricted Subsidiaries in Peace River.

10.9 Line of Business.

The Company will not, and will not permit the Restricted Subsidiaries to, engage in any business if, as a result, the general nature of the business, taken on a consolidated basis, which would then be engaged in by the Company and its Restricted Subsidiaries would be substantially changed from the business of the exploration, development, production, processing, refining, transportation and marketing of hydrocarbons and such other necessary or related activities as the Company deems advisable in order to conduct such business.

10.10 Limitation on Distributions.

The Company will not, and will not permit any Restricted Subsidiary to, make any Distributions other than (a) any Distribution by a Restricted Subsidiary to the Company or a Restricted Subsidiary, as applicable, or by the Company to a Restricted Subsidiary (in each case other than a Distribution by the Company or a Restricted Subsidiary to Peace River), (b) any Distribution made by Peace River in accordance with the Peace River Partnership Agreement so long as the Obsidian Parties are paid their ratable share thereof, and (c) any Distribution to the extent payable in common shares or other similar equity interests of the Company.

10.11 Sale of Assets.

(a) Except as permitted by Section 10.2, the Company will not, and will not permit a Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of (collectively, as further defined in clause (b) of this Section 10.11, a “Disposition”) any assets, in one or a series of transactions, to any Person, other than:

(i) Dispositions in the ordinary course of business;

(ii) Dispositions by a Restricted Subsidiary to the Company or a Restricted Subsidiary, as applicable, or by the Company to a Restricted Subsidiary (in each case other than a Disposition by the Company or a Restricted Subsidiary to Peace River); and

(iii) Dispositions not otherwise permitted by subclauses (i) and (ii) of this subclause (a), provided that

(A) the aggregate net book value of all assets so disposed of at any time during the applicable Asset Disposition Period pursuant to this subclause (iii) does not exceed the Threshold Amount; and

(B) after giving effect to such transaction, no Default or Event of Default shall exist.

(b) For the avoidance of doubt, a “Disposition” shall include without limitation, any grant, creation of (or purported creation of), or sale of farmout interests, net profit interests, reversionary interests, overriding royalty interests, carried interests, pooling arrangements, interests in land, or other similar interests by the Company or any of its Restricted Subsidiaries.

(c) Notwithstanding Section 10.11(a), the Company will not, and will not permit any Subsidiary to, directly or indirectly, lease, transfer or otherwise dispose of any of the Peace River assets or assets associated with the Peace River, in one or a series of transactions, to any Person without the prior written consent of the Required Holders in their sole discretion.

10.12 [Reserved].

10.13 Limitation on Acquisitions Regarding Minimum LMR.

The Company will not, and will not permit any Restricted Subsidiary to, purchase or otherwise acquire (by way of merger, amalgamation, acquisition, exchange or otherwise) (or enter into any agreement regarding any of the foregoing or make a public announcement regarding the intention to enter into an agreement regarding the foregoing) (i) any Voting Securities or any other ownership interests of any Person or entity or (ii) any assets or property, which in any case would result in the LMR of such Company or Restricted Subsidiary (in any Material Jurisdiction) on a pro forma basis after giving effect to such acquisition, being less than the lesser of (A) 2.00 and (B) the then current LMR of such Company or Restricted Subsidiary in each Material Jurisdiction.

10.14 Limitation on Acquisition Regarding Property and Person .

The Company will not, and will not permit any of its Subsidiaries to, without the prior written consent of the Required Holders, (i) acquire any property or assets, including P&NG Rights, by whatever means effected (or enter into any agreement in respect of the same or make any public announcement in respect of its intention to enter into the same), or (ii) acquire any Voting Securities or any other ownership interest in any Person (or enter into any agreement in respect of the same or make any public announcement in respect of its intention to enter into the same), in each case if (x) the aggregate, uninflated and undiscounted asset retirement obligations of the property and assets (including P&NG Rights) to be Acquired and/or of the Person(s) to be Acquired, together with the aggregate, uninflated and undiscounted asset retirement obligations of the assets and property (including P&NG Rights) and/or of Person(s) previously Acquired by the Company and its Subsidiaries since the Amended and Restated Closing Date, is greater than the Threshold Amount, or (y) the fair market value of the property and assets (including P&NG Rights) and/or the Person(s) to be Acquired, together with the fair market value of the assets and property (including P&NG Rights) and all Persons previously Acquired by the Borrower and its Subsidiaries since the last determination or redetermination of the Borrowing Base, is greater than the Threshold Amount.

10.15 Material Investments.

The Company will not, and will not permit any Subsidiary to, make material investments or enter into ventures of a material nature which are outside the scope of their normal course of business.

10.16 Material Expenditures.

The Company will not, and will not permit any Subsidiary to, in any fiscal year of the Company, make any Material Expenditures not reflected in the Annual Budget for such fiscal year.

10.17 High Yield Notes

The Company will not, and will not permit any Restricted Subsidiary to, without the consent of the Required Holders:

(a) make any principal payments, repurchases, redemptions or other retirement of principal under any High Yield Notes prior to their maturity, except as required in accordance with the terms of any High Yield Note Indenture;

(b) pay any interest on any High Yield Notes during the continuance of a Default or Event of Default; or

(c) make any material amendments to any High Yield Notes or any High Yield Note Indenture or the terms and condition thereof that would reasonably be expected to have an adverse impact on the interests of the holders of Notes.

11. EVENTS OF DEFAULT.

An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

(a) the Company defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (including, for the avoidance of doubt, a payment owing to the holders of the Notes as a result of a Borrowing Base Redetermination following a Term Conversation Date in accordance with the Intercreditor Agreement); or

(b) the Company defaults in the payment of any interest on any Note or any amount payable pursuant to Section 13 for more than five Business Days after the same becomes due and payable; or

(c) the Company defaults in the performance of or compliance with (i) any term contained in Sections 1.2(e), 7.1(d), or 10.5 of this Agreement or (ii) any provision incorporated herein pursuant to Section 9.20 beyond the period of grace, if any, provided for the breach of such provision in the Bank Facility or other agreement related thereto; or

(d) the Company defaults in the performance of or compliance with any term contained herein (other than those referred to in Sections 11(a), 11(b) or 11(c)) or in any other Financing Agreement or (ii) any Restricted Subsidiary defaults in the performance of or compliance with any term in any Financing Agreement and, in any case, such default is not remedied within 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this Section 11(d)); or

(e) any representation or warranty made in writing by or on behalf of the Company or any Restricted Subsidiary or by any officer of the Company or any Restricted Subsidiary in this Agreement or in any other Financing Agreement or in any other writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any material respect on the date as of which made; and

(i) the circumstances giving rise to the incorrect representation or warranty are not capable of modification or rectification (such that the representation or warranty would be correct); or

(ii) the circumstances giving rise to the incorrect representation or warranty are capable of modification or rectification (such that the representation or warranty would be correct), and the representation or warranty remains incorrect or misleading for a period of 30 days after such incorrect representation or warranty was made; or

(f) (i) the Company or any Restricted Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Indebtedness (including any Convertible Debentures) that is outstanding in an aggregate principal amount of at least Cdn.$50,000,000 or 1% of Consolidated Total Capitalization, whichever is greater (or its equivalent in the relevant currency of payment) beyond any period of grace provided with respect thereto, or (ii) the Company or any Restricted Subsidiary is in default in the performance of or compliance with any term of any evidence of any Indebtedness (including any Convertible Debentures) in an aggregate outstanding principal amount of at least Cdn.$50,000,000 or 1% of Consolidated Total Capitalization, whichever is greater (or its equivalent in the relevant currency of payment) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Indebtedness has become, or has been declared (or one or more Persons are entitled to declare such Indebtedness to be), due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Indebtedness (including any Convertible Debentures) to convert such Indebtedness into Equity Interests), (1) the Company or any Restricted Subsidiary has become obligated to purchase or repay Indebtedness before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least Cdn.$50,000,000 or 1% of Consolidated Total Capitalization, whichever is greater (or its equivalent in the relevant currency of payment), or (2) one or more Persons have the right to require the Company or any Restricted Subsidiary so to purchase or repay such Indebtedness; or

(g) the Company or any Restricted Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, receiver-manager, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(h) a court or Governmental Authority of competent jurisdiction enters an order appointing, without consent by the Company or any Restricted Subsidiary, a custodian, receiver, receiver-manager, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Company or any Restricted Subsidiary, or any such petition shall be filed against the Company or any Restricted Subsidiary and such petition shall not be dismissed within 60 days; or

(i) any event occurs with respect to the Company or any Restricted Subsidiary which under the laws of any jurisdiction is analogous to any of the events described in Section 11(g) or 11(h), provided that the applicable grace period, if any, which shall apply shall be the one applicable to the relevant proceeding which most closely corresponds to the proceeding described in Section 11(g) or 11(h); or

(j) a final judgment or judgments for the payment of money aggregating in excess of Cdn.$50,000,000 or 1% of Consolidated Total Capitalization, whichever is greater (or its equivalent in the relevant currency of payment) are rendered against one or more of the Company or any Restricted Subsidiary and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(k) any Financing Agreement shall cease to be a legal, valid and binding agreement enforceable against the Company or any Restricted Subsidiary which is a party thereto in any material respect in accordance with the respective terms thereof or shall in any way be terminated or become or be declared ineffective or inoperative or shall in any way whatsoever cease to give or provide in any material respect the respective rights, titles, interest, remedies, powers or privileges intended to be created thereby including, without limitation, a determination by any Governmental Authority or court that such Financing Agreement is invalid, void or unenforceable in any material respect or any party thereto shall contest or deny the validity or enforceability of any of its obligations under such Financing Agreement; or

(l) if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Company or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the sum of (x) the aggregate “amount of unfunded benefit liabilities” (within the meaning of section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, plus (y) the amount (if any) by which the aggregate present value of accrued benefit liabilities under all funded Non-U.S. Plans exceeds the aggregate current value of the assets of such Non-U.S. Plans allocable to such liabilities, shall exceed Cdn.$25,000,000 (or its equivalent in the relevant currency of payment), (iv) the Company or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Company or any ERISA Affiliate withdraws from any Multiemployer Plan, (vi) the Company or any Restricted Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of the Company or any Restricted Subsidiary thereunder, (vii) the Company or any Restricted Subsidiary fails to administer or maintain a Non-U.S. Plan in compliance with the requirements of any and all applicable Laws, statutes, rules, regulations or court orders or any Non-U.S. Plan is involuntarily terminated or wound up or (viii) the Company or any Restricted Subsidiary becomes subject to the imposition of a financial penalty (which for this purpose shall mean any tax, penalty or other liability, whether by way of indemnity or otherwise) with respect to one or more Non-U.S. Plans; and any such event or events described in clauses (i) through (viii) above, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect. As used in this Section 11(l), the terms “employee benefit plan” and “employee welfare benefit plan” shall have the respective meanings assigned to such terms in section 3 of ERISA; or

(m) any of the Security Documents ceases to be valid or enforceable, or ceases to provide for or otherwise constitute a first-ranking Lien having priority over all other Liens encumbering the assets of the Company or any Subsidiary Guarantor (subject to the terms of the Intercreditor Agreement and to any Permitted Encumbrances that under applicable Law rank in priority thereto) and the Company shall have failed or shall have failed to cause the applicable Subsidiary Guarantor to remedy such default within 10 Business Days of becoming aware of such fact and, if applicable, being provided by the Collateral Agent with any documentation required to be executed to remedy such default; or

(n) if a “Notice of Actionable Default” (as such term is defined in the Intercreditor Agreement) has been delivered to the Collateral Agent in accordance with the Intercreditor Agreement and such notice, and any directions therein, has not been rescinded or cancelled; or

(o) if any one or more of the Company or Restricted Subsidiaries receives one or more Abandonment/Reclamation Orders from any applicable Energy Regulator and (i) the aggregate estimated cost of compliance with all such outstanding orders, together with the aggregate amount of all such security deposits (without duplication) determined at the time of receipt thereof by the Company or any Restricted Subsidiary, as applicable, would exceed the Threshold Amount (provided that, for the purpose of determining any such estimated cost, the Company shall provide the Required Holders with a reasonable and factually supportable estimate of such costs within 15 Business Days of its receipt of the applicable order and shall deliver to each holder of the Notes all such other relevant information related to such estimate as may be reasonably required by any such holder) and (ii) the Company or any Restricted Subsidiary has not complied with the terms of the applicable Abandonment/Reclamation Order(s) or the circumstances identified in such order(s) remain unrectified (as such order(s) may be amended, supplemented or otherwise modified by the issuing Energy Regulator) by any deadline date for compliance or rectification as set forth therein (as any such date may be extended, including as a result of any appeal period by the Company or any Restricted Subsidiary, as applicable, in respect thereof) (the “Compliance Date”), unless the holders of the Notes have received evidence satisfactory to each of them, acting reasonably, (A) of such compliance or rectification or (B) that such order has been withdrawn by the applicable Energy Regulator, in either case, on or before the Compliance Date.

12. REMEDIES ON DEFAULT, ETC.

12.1 Acceleration.

(a) If an Event of Default with respect to the Company described in Sections 11(g), 11(h) or 11(i) (other than an Event of Default described in clause (i) of Section 11(g) or described in clause (vi) of Section 11(g) by virtue of the fact that such clause encompasses clause (i) of Section 11(g)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(b) If any other Event of Default has occurred and is continuing, the Required Holders may at any time at their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

(c) If any Event of Default described in Section 11(a) or 11(b) has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon (including, without limitation, interest accrued thereon at the applicable rate specified in the Notes during an Event of Default) and (y) the Make-Whole Amount or the Protective Claim Amount, as applicable (as specified in the next succeeding sentence of this paragraph), determined in respect of such principal amount (to the full extent permitted by applicable Laws), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Company acknowledges, and the parties hereto agree, that (i) the Make-Whole Amount shall be payable if the Notes are payable pursuant to this Section 12.1 in any circumstance where a Consensual Transaction has occurred and (ii) the Protective Claim Amount shall be payable if the Notes are payable pursuant to this Section 12.1 prior to the occurrence of a Consensual Transaction. The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount or Protective Claim Amount, as the case may be, by the Company in the event that the Notes are repaid as provided in the two preceding sentences is intended to provide compensation for the deprivation of such right under such circumstances.

“Crystallized Make-Whole Amount”:

(A) in respect of the Series G Notes, means $49,429.58 in the aggregate for all Series G Notes and, in respect of any Series G Note, means a ratable share of such amount based on the principal amount of such Series G Note as a percentage of the aggregate principal amount of all Series G Notes, in each case at the time the Crystallized Make-Whole Amount is payable;

(B) in respect of the Series S Notes, means $5,550.61 in the aggregate for all Series S Notes and, in respect of any Series S Note, means a ratable share of such amount based on the principal amount of such Series S Note as a percentage of the aggregate principal amount of all Series S Notes, in each case at the time the Crystallized Make-Whole Amount is payable;

(C) in respect of the Series X Notes, means $395,510.82 in the aggregate for all Series X Notes and, in respect of any Series X Note, means a ratable share of such amount based on the principal amount of such Series X Note as a percentage of the aggregate principal amount of all Series X Notes, in each case at the time the Crystallized Make-Whole Amount is payable;

(D) in respect of the Series Y Notes, means $617,906.76 in the aggregate for all Series Y Notes and, in respect of any Series Y Note, means a ratable share of such amount based on the principal amount of such Series Y Note as a percentage of the aggregate principal amount of all Series Y Notes, in each case at the time the Crystallized Make-Whole Amount is payable;

(E) in respect of the Series Z Notes, means $488,333.56 in the aggregate for all Series Z Notes and, in respect of any Series Z Note, means a ratable share of such amount based on the principal amount of such Series Z Note as a percentage of the aggregate principal amount of all Series Z Notes, in each case at the time the Crystallized Make-Whole Amount is payable; and

(F) in respect of the Series EE Notes, means $806,785.78 in the aggregate for all Series EE Notes and, in respect of any Series EE Note, means a ratable share of such amount based on the principal amount of such Series EE Note as a percentage of the aggregate principal amount of all Series EE Notes, in each case at the time the Crystallized Make-Whole Amount is payable.

“Protective Claim Amount” means, in respect of any Note, the sum of (a) the Crystallized Make-Whole Amount in respect of such Note plus (b) interest at 2% per annum on such Crystallized Make-Whole Amount and on the principal amount of such Note accrued during the period from and including March 13, 2020 to but excluding the date of payment in full of such Protective Claim Amount and principal.

12.2 Other Remedies.

If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

12.3 Rescission.

At any time after any Notes have been declared due and payable pursuant to Section 12.1(b) or 12.1(c), the Required Holders, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable Laws) any overdue interest in respect of the Notes, at the applicable rate specified in the Notes during an Event of Default, (b) neither the Company nor any other Person shall have paid any amounts that have become due solely by reason of such declaration, (c) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 18, and (d) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

12.4 No Waivers or Election of Remedies, Expenses, Etc.

No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder’s rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Company under Section 16, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys’ fees, expenses and disbursements.

13. TAX INDEMNIFICATION.

All payments whatsoever under the Financing Agreements will be made by the Company and the Subsidiary Guarantors free and clear of, and without liability for withholding or deduction for or on account of, any present or future Taxes of whatever nature imposed or levied by or on behalf of any jurisdiction (or any political subdivision or taxing authority of or in such jurisdiction) (hereinafter a “Taxing Jurisdiction”), unless the withholding or deduction of such Tax is compelled by law.

If any deduction or withholding for any Tax of a Taxing Jurisdiction shall at any time be required in respect of any amounts to be paid by the Company or the Subsidiary Guarantors under the Financing Agreements, the Company or the Subsidiary Guarantors, as applicable, will pay to the relevant Taxing Jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon and pay to each holder of a Note such additional amounts as may be necessary in order that the net amounts paid to such holder pursuant to the terms of the Financing Agreements after such deduction, withholding or payment (including, without limitation, any required deduction or withholding of Tax on or with respect to such additional amount), shall be not less than the amounts then due and payable to such holder under the terms of the Financing Agreements before the assessment of such Tax, provided that no payment of any additional amounts shall be required to be made for or on account of:

(a) any Tax that would not have been imposed but for the existence of any present or former connection between such holder (or a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation or any Person other than the holder to whom the Notes or any amount payable thereon is attributable for the purposes of such Tax) and the Taxing Jurisdiction, other than the mere holding of the relevant Note or the receipt of payments thereunder or in respect thereof, including, without limitation, such holder (or such other Person described in the above parenthetical) being or having been a citizen or resident thereof, or being or having been present or engaged in trade or business therein or having or having had an establishment, office, fixed base or branch therein, provided that this exclusion shall not apply with respect to a Tax that would not have been imposed but for the Company or the Subsidiary Guarantor, after the date of the applicable Original Note Agreement, opening an office in, moving an office to, reincorporating in, or changing the Taxing Jurisdiction from or through which payments on account of the Financing Agreements are made to, the Taxing Jurisdiction imposing the relevant Tax;

(b) any Tax that would not have been imposed but for the delay or failure by such holder (following a written request by the Company) in the filing with the relevant Taxing Jurisdiction of Forms (as defined below) that are required to be filed by such holder to avoid or reduce such Taxes (including for such purpose any refilings or renewals of filings that may from time to time be required by the relevant Taxing Jurisdiction), provided that the filing of such Forms would not (in such holder’s reasonable judgment) impose any unreasonable burden (in time, resources or otherwise) on such holder or result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and such delay or failure could have been lawfully avoided by such holder, and provided further that such holder shall be deemed to have satisfied the requirements of this clause (b) upon the good faith completion and submission of such Forms (including refilings or renewals of filings) as may be specified in a written request of the Company no later than 60 days after receipt by such holder of such written request (accompanied by copies of such Forms and related instructions, if any, all in the English language or with an English translation thereof);

(c) any amount in excess of the amount of tax that would be payable if the holder was a resident of the United States of America for the purpose of the Canada-U.S. Income Tax Convention (1980), as amended;

(d) any Tax that would not have been imposed but for the holder not dealing at arm’s length with the Company for the purposes of the Tax Act; or

(e) any combination of clauses (a), (b), (c) or (d) above.

If as a result of any payment by the Company or a Subsidiary Guarantor under the Financing Agreements, whether in respect of principal, Make-Whole Amounts (if any), Protective Claim Amounts, interest, interest on overdue interest, fees or other payment obligations, any holder of a Note is required to pay tax under Part XIII of the Tax Act, then the Company or applicable Subsidiary Guarantor will, upon demand by such holder of any Note, indemnify the holder for the payment of any such amount, together with any interest, penalties and expenses in connection therewith, and for any Taxes on such indemnity payment provided that no indemnification payment shall be required to be made in respect of a Tax described in clauses (a), (b), (c), (d) or (e) of the previous paragraph. All amounts payable under this paragraph shall be payable by the Company or applicable Subsidiary Guarantor on demand, shall, if paid in respect of interest, be a payment of additional interest, and shall bear interest at the Default Rate, calculated from the date demanded by such holder to the date paid by the Company or applicable Subsidiary Guarantor.

By acceptance of any Note, the holder of such Note agrees, subject to the limitations of clause (b) above, that it will from time to time with reasonable promptness (x) duly complete and deliver to or as reasonably directed by the Company all such forms, certificates, documents and returns provided to such holder by the Company (collectively, together with instructions for completing the same, “Forms”) required to be filed by or on behalf of such holder in order to avoid or reduce any such Tax pursuant to the provisions of an applicable statute, regulation or administrative practice of the relevant Taxing Jurisdiction or of an applicable tax treaty between the United States and such Taxing Jurisdiction, and (y) provide the Company with such information with respect to such holder as the Company may reasonably request in order to complete any such Forms, provided that nothing in this Section 13 shall require any holder to provide information with respect to any such Form or otherwise if in the opinion of such holder such Form or disclosure of information would involve the disclosure of tax return or other information that is confidential or proprietary to such holder, and provided further that each such holder shall be deemed to have complied with its obligation under this paragraph with respect to any Form if such Form shall have been duly completed and delivered by such holder to the Company or mailed to the appropriate taxing authority, whichever is applicable, within 60 days following a written request of the Company (which request shall be accompanied by copies of such Form and English translations of any such Form not in the English language) and, in the case of a transfer of any Note, at least 90 days prior to the relevant interest payment date.

If any payment is made by the Company to or for the account of the holder of any Note after deduction for or on account of any Taxes, and increased payments are made by the Company pursuant to this Section 13, then, if such holder at its sole discretion determines that it has received or been granted a refund of such Taxes, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, reimburse to the Company such amount as such holder shall, in its sole discretion, determine to be attributable to the relevant Taxes or deduction or withholding. Nothing herein contained shall interfere with the right of the holder of any Note to arrange its tax affairs in whatever manner it thinks fit and, in particular, no holder of any Note shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of such Tax in priority to any other claims, reliefs, credits or deductions available to it or (other than as set forth in clause (b) above) oblige any holder of any Note to disclose any information relating to its tax affairs or any computations in respect thereof.

The Company will furnish the holders of Notes with the original tax receipt issued to the Company for all amounts paid as Tax in respect of any amount paid under a Financing Agreement within the time period specified under the relevant Law (or if such original tax receipt is not available or must legally be kept in the possession of the Company, a duly certified copy of the original tax receipt or any other reasonably satisfactory evidence of payment), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note.

If the Company is required by any applicable Laws, as modified by the practice of the taxation or other authority of any relevant Taxing Jurisdiction, to make any deduction or withholding of any Tax in respect of which the Company would be required to pay any additional amount under this Section 13, but for any reason does not make such deduction or withholding with the result that a liability in respect of such Tax is assessed directly against the holder of any Note, and such holder pays such liability, then the Company will promptly reimburse such holder for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by the Company) upon demand by such holder accompanied by an official receipt (or a duly certified copy thereof) issued by the taxation or other authority of the relevant Taxing Jurisdiction.

If the Company makes payment to or for the account of any holder of a Note and such holder is entitled to a refund of the Tax to which such payment is attributable upon the making of a filing (other than a Form described above), then such holder shall, as soon as practicable after receiving written request from the Company (which shall specify in reasonable detail and supply the refund forms to be filed) use reasonable efforts to complete and deliver such refund forms to or as directed by the Company, subject, however, to the same limitations with respect to Forms as are set forth above.

The obligations of the Company under this Section 13 shall survive the payment or transfer of any Note and the provisions of this Section 13 shall also apply to successive transferees of the Notes.

14. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

14.1 Registration of Notes.

The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes of each series. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. If any holder of one or more Notes is a nominee, then (a) the name and address of the beneficial owner of such Note or Notes shall also be registered in such register as an owner and holder thereof and (b) at any such beneficial owner’s option, either such beneficial owner or its nominee may execute any amendment, waiver or consent pursuant to this Agreement. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary. The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

14.2 Transfer and Exchange of Notes.

Upon surrender of any Note to the Company at the address and to the attention of the designated officer (all as specified in Section 19) for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of such Note or such holder’s attorney duly authorized in writing and accompanied by the relevant name, address and other details for notices of each transferee of such Note or part thereof) within ten Business Days thereafter the Company shall execute and deliver, at the Company’s expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note of the same series. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1G, 1S, 1X, 1Y, 1Z or 1EE, as applicable. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than U.S.$250,000 provided that (i) a Note originally issued in an amount less than U.S.$250,000 may be transferred in such original amount, and (ii) if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than U.S.$250,000. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 6.2 of the applicable Original Note Agreement.

14.3 Replacement of Notes.

Upon receipt by the Company at the address and to the attention of the designated officer (all as specified in Section 19(c)) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least Cdn.$50,000,000 (or its equivalent in the relevant currency) or a Qualified Institutional Buyer, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b) in the case of mutilation, upon surrender and cancellation thereof,

within ten Business Days thereafter the Company at its own expense shall execute and deliver, in lieu thereof, a new Note of the same series, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

15. PAYMENTS ON NOTES.

15.1 Place of Payment.

Subject to Section 15.2, payments of principal, Make-Whole Amount, if any, Protective Claim Amount, and interest becoming due and payable on the Notes shall be made in Calgary, Alberta at the principal office of the Company. The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either (i) the principal office of the Company in the United States of America or (ii) the principal office of a bank or trust company in the United States of America.

15.2 Home Office Payment.

So long as any Purchaser or its nominee shall be the holder of any Note, and notwithstanding anything contained in Section 15.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, Protective Claim Amount and interest by the method and at the address specified for such purpose below such Purchaser’s name in Schedule A, or by such other method or at such other address as such Purchaser shall have from time to time specified to the Company in writing for such purpose, plus any wiring fees applicable to wire transfers of funds, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such Purchaser shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 15.1. Prior to any sale or other disposition of any Note held by a Purchaser or its nominee, such Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 14.2. The Company will afford the benefits of this Section 15.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by an Purchaser under this Agreement and that has made the same agreement relating to such Note as the Purchasers have made in this Section 15.2.

16. EXPENSES, ETC.

16.1 Transaction Expenses.

Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys’ fees of a special counsel and, if reasonably required by the Required Holders, local or other counsel) incurred by the Purchasers and each other holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of the Financing Agreements (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) review of any events or transactions contemplated by Sections 7.1(h), 7.1(l), 7.1(m), 7.1(n), 7.1(p), 9.10, 9.11, 9.13, 9.16, 9.20, 10.2, 10.11 and 23, (b) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under the Financing Agreements or in responding to any subpoena or other legal process or informal investigative demand issued in connection with the Financing Agreements, or by reason of being a holder of any Note, (c) the costs and expenses, including financial advisors’ fees, incurred in connection with the insolvency or bankruptcy of the Company or any Restricted Subsidiary or in connection with any work-out or restructuring of the transactions contemplated by the Financing Agreements and (d) the reasonable costs and expenses incurred in connection with the initial filing of this Agreement and all related documents and financial information with the SVO. The Company will pay, and will save each Purchaser and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those, if any, retained by a Purchaser or other holder in connection with its purchase of the Notes).

16.2 Certain Taxes.

The Company agrees to pay all stamp, documentary or similar taxes or fees which may be payable in respect of the execution and delivery or the enforcement of the Financing Agreements or the execution and delivery (but not the transfer) or the enforcement of any of the Notes in the United States of America or Canada or of any amendment of, or waiver or consent under or with respect to, the Financing Agreements, and to pay any value added tax due and payable in respect of reimbursement of costs and expenses by the Company pursuant to this Section 16, and will save each holder of a Note to the extent permitted by applicable Laws harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax or fee required to be paid by the Company hereunder.

16.3 Survival

The obligations of the Company under this Section 16 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of the Financing Agreements, and the termination of this Agreement.

17. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of the Financing Agreements, the purchase or transfer by any Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of such Purchaser or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Company or any Subsidiary pursuant to the Financing Agreements shall be deemed representations and warranties of the Company under this Agreement. Subject to the preceding sentence, the Financing Agreements embody the entire agreement and understanding between each Purchaser and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

18. AMENDMENT AND WAIVER.

18.1 Requirements.

This Agreement, the Notes and the other Financing Agreements may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Section 1, 2, 5, 6 or 22, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the applicable Make-Whole Amount or Protective Claim Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver, (iii) amend Section 8, 11(a), 11(b), 12, 13, 18, 21, 23.10, or (iv) amend any provision of the Subordination Agreement a Subsidiary Guarantee or any Lien granted to the holders of Notes pursuant to Section 9.13 or otherwise.

18.2 Solicitation of Holders of Notes.

(a) Solicitation. The Company will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes. The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 18 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b) Payment. The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security or provide other credit support, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes of any waiver or amendment of any of the terms and provisions hereof unless such remuneration is concurrently paid, or security is concurrently granted or other credit support concurrently provided, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

18.3 Binding Effect, Etc.

Any amendment or waiver consented to as provided in this Section 18 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein, the term “this Agreement” and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

18.4 Notes Held by Company, Etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement, the Notes or any other Financing Agreements, or have directed the taking of any action provided herein or therein to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.

19. NOTICES; ENGLISH LANGUAGE.

Except to the extent expressly provided otherwise in Sections 7.1(a), 7.1(b) and 7.1(c), all notices and communications provided for hereunder shall be in writing and sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by a recognized international commercial delivery service (charges prepaid), (b) by a recognized international commercial delivery service (with charges prepaid), or (c) with respect to notices to a Purchaser or holder, unless such Purchaser or holders otherwise notifies the Company, by e-mail to an e-mail address provided by such Purchaser or holder to the Company from time to time. Any such notice must be sent:

(a) if to a Purchaser or its nominee, to such Purchaser or nominee at the address specified for such communications in Schedule A, or at such other address as such Purchaser or nominee shall have specified to the Company in writing,

(b) if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing, or

(c) if to the Company, to the Company at its address set forth at the beginning hereof to the attention of the Chief Financial Officer, or at such other address as the Company shall have specified to the holder of each Note in writing.

Notices under this Section 19 will be deemed given only when actually received.

Each document, instrument, financial statement, report, notice or other communication delivered in connection with this Agreement shall be in English.

The Purchaser acknowledges and confirms that it has requested that all documents evidencing or relating in any way to the sale of the Notes be drawn up in the English language only.

20. REPRODUCTION OF DOCUMENTS.

This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by any Purchaser at an Original Closing or at the closing on the Amended and Restated Closing Date, as applicable (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to any Purchaser, may be reproduced by such Purchaser by any photographic, photostatic, electronic, digital or other similar process and such Purchaser may destroy any original document so reproduced. The Company agrees and stipulates that, to the extent permitted by applicable Laws, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such Purchaser in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This Section 20 shall not prohibit the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

21. CONFIDENTIAL INFORMATION.

For the purposes of this Section 21, “Confidential Information” means all information delivered to any Purchaser by or on behalf of the Company or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by such Purchaser as being confidential information of the Company or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to such Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such Purchaser or any Person acting on such Purchaser’s behalf, (c) otherwise becomes known to such Purchaser other than through disclosure by the Company or any Subsidiary or (d) constitutes financial statements delivered to such Purchaser under Section 7.1 that are otherwise publicly available. Each Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by such Purchaser in good faith to protect confidential information of third parties delivered to such Purchaser, provided that such Purchaser may deliver or disclose Confidential Information to (i) its directors, trustees, officers, employees, agents, attorneys, auditors and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by its Notes), (ii) its financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 21, (iii) any other holder of any Note, (iv) any Institutional Investor to which it sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21), (v) any Person from which it offers to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21), (vi) any federal or state regulatory authority having jurisdiction over such Purchaser, (vii) any organization or any nationally recognized rating agency that requires access to information about such Purchaser’s investment portfolio (including the NAIC or the SVO or, in each case, any similar organization), (viii) to the Lenders under the Bank Facility to the extent permitted or required to do so pursuant to the Intercreditor Agreement or (ix) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such Purchaser, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which such Purchaser is a party or (z) if an Event of Default has occurred and is continuing, to the extent such Purchaser may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such Purchaser’s Notes and this Agreement. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 21 as though it were a party to this Agreement. On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this Section 21.

In the event that as a condition to receiving access to information relating to the Company or its Subsidiaries in connection with the transactions contemplated by or otherwise pursuant to this Agreement, any holder of a Note is required to agree to a confidentiality undertaking (whether through IntraLinks, another secure website, a secure virtual workspace or otherwise) which is different from this Section 21, this Section 21 shall not be amended thereby and, as between such holder and the Company, this Section 21 shall supersede any such other confidentiality undertaking.

22. SUBSTITUTION OF PURCHASER.

Each Purchaser shall have the right to substitute any one of its Affiliates as the purchaser of the Notes that it purchased under the Original Note Agreements, by written notice to the Company, which notice shall be signed by both such Purchaser and such Affiliate, shall contain such Affiliate’s agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6. Upon receipt of such notice, any reference to such Purchaser in this Agreement (other than in this Section 22), shall be deemed to refer to such Affiliate in lieu of such original Purchaser. In the event that such Affiliate is so substituted as a Purchaser hereunder and such Affiliate thereafter transfers to such original Purchaser all of the Notes then held by such Affiliate, upon receipt by the Company of notice of such transfer, any reference to such Affiliate as a “Purchaser” in this Agreement (other than in this Section 22), shall no longer be deemed to refer to such Affiliate, but shall refer to such original Purchaser, and such original Purchaser shall again have all the rights of an original holder of the Notes under this Agreement.

23. MISCELLANEOUS.

23.1 Successors and Assigns.

All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not, except that, subject to Section 10.2, the Company may not assign or otherwise transfer any of its rights or obligations hereunder or under the Notes without the prior written consent of each holder. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto and their respective successors and assigns permitted hereby) any legal or equitable right, remedy or claim under or by reason of this Agreement.

23.2 Payments Due on Non-Business Days.

Anything in this Agreement or the Notes to the contrary notwithstanding (but without limiting the requirement in Section 8.5 that notice of any optional prepayment specify a Business Day as the date fixed for such prepayment), any payment of principal of or Make-Whole Amount, Protective Claim Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day; provided that if the Applicable Maturity Date is a date other than a Business Day, the payment otherwise due on the Applicable Maturity Date shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

23.3 Accounting Terms.

All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with GAAP. Except as otherwise specifically provided herein, all computations made pursuant to this Agreement shall be made in accordance with GAAP, and all financial statements shall be prepared in accordance with GAAP. If GAAP is changed such that shareholders’ equity of the Company as shown on the consolidated balance sheet of the Company as at the date hereof is recharacterized as a non-equity item, then Consolidated Shareholders’ Equity will be determined on the basis of GAAP as in effect immediately prior to such recharacterization and, for certainty, such shareholders’ equity as so recharacterized shall not be included as part of Consolidated Total Debt. In addition, if GAAP is changed to reclassify operating leases to capital leases subsequent to the date of the applicable Original Note Agreement, then the accounting treatment of all such leases will be determined based on GAAP in effect immediately prior to such reclassification.

For purposes of determining compliance with the financial covenants contained in this Agreement, any election by the Company to measure an item of Indebtedness using fair value (as permitted by Accounting Standard Codification Topic No. 825-10-25 – Fair Value Option, International Accounting Standard 39 or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.

23.4 Changes in GAAP; IFRS.

(a) If the Company or the Required Holders determine at any time that any amount required to be determined hereunder would be materially different if such amount were determined in accordance with:

(i) GAAP applied by the Company in respect of its financial statements on the date hereof (“Old GAAP”), rather than

(ii) GAAP subsequently in effect in Canada and applied by the Company in respect of its financial statements (including the adoption of IFRS) and utilized for purposes of determining such amount,

then written notice of such determination shall be delivered by the Company to the holders, in the case of a determination by the Company, or by the Required Holders to the Company and the other holders, in the case of a determination by the Required Holders.

(b) If the Company adopts a change in an accounting policy in the preparation of its financial statements in order to conform to accounting recommendations, guidelines, or similar pronouncements, or legislative requirements, and such change could reasonably be expected to adversely affect (i) the rights of, or the protections afforded to, the holders hereunder or (ii) the position of either the Company or of the holders hereunder, the Company shall so notify the holders, describing the nature of the change and its effect on the current and immediately prior year’s financial statements in accordance with Old GAAP and in detail sufficient for the holders to make the determination required of them in the following sentence. If either the Company or the Required Holders determine at any time that such change in accounting policy results in an adverse change either (A) in the rights of, or protections afforded to, the holders intended to be derived, or provided for, hereunder or (B) in the position of either the Company or of the holders hereunder, written notice of such determination shall be delivered by the Company to the holders, in the case of a determination by the Company, or by the Required Holders to the Company and the other holders, in the case of a determination by the Required Holders.

(c) The written notice to be provided pursuant to Section 23.4(a) or Section 23.4(b) by the Company or the holders (as the case may be) shall include a proposal with respect to the change in Old GAAP or such change in accounting policy, as the case may be, on how to preserve and protect the intended rights of, or protections afforded to, the holders on the date hereof or the position of the Company or the holders (as the case may be) and thereafter the Company and the holders shall in good faith negotiate to execute and deliver an amendment or amendments to this Agreement in order to preserve and protect the intended rights of, or protections afforded to, the holders on the date hereof or the position of the Company or the holders (as the case may be); provided that, until this Agreement has been amended in accordance with the foregoing, then for all purposes hereof, the applicable changes from Old GAAP or in accounting (as the case may be) shall be disregarded hereunder and any amount required to be determined hereunder shall, nevertheless, continue to be determined under Old GAAP and the Company’s prior accounting policy. For the purposes of this Section 23.4(c), the Company and the holders acknowledge that the amendment or amendments to this Agreement are to provide substantially the same rights and protections to the holders as is intended by this Agreement on the date hereof. Until the Company and the Required Holders mutually agree (in their respective sole discretions, without any obligation to so agree) on such amendment or amendments to the Agreement, the Company shall continue to determine amounts required under this Agreement in accordance with Old GAAP and, for all purposes hereof, the applicable changes from Old GAAP or in accounting (as the case may be) shall be disregarded hereunder and any amount required to be determined hereunder shall, nevertheless, continue to be determined under Old GAAP and the Company’s prior accounting policy.

23.5 Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

23.6 Construction, Etc.

Each covenant contained herein shall be construed (absent any express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

Defined terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein) and, for purposes of the Notes, shall also include any such notes issued in substitution therefor pursuant to Section 14, (b) subject to Section 23.1, any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Sections and Schedules shall be construed to refer to Sections of, and Schedules to, this Agreement, and (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time.

23.7 Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

23.8 Governing Law.

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

23.9 Jurisdiction and Process; Waiver of Jury Trial.

(a) The Company irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Alberta over any suit, action or proceeding arising out of or relating to the Financing Agreements. To the fullest extent permitted by applicable Laws, the Company irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b) The Company agrees, to the fullest extent permitted by applicable Laws, that a final judgment in any suit, action or proceeding of the nature referred to in Section 23.9(a) brought in any such court shall be conclusive and binding upon it subject to rights of appeal, as the case may be, and may be enforced in the courts of the Province of Alberta (or any other courts to the jurisdiction of which it or any of its assets is or may be subject) by a suit upon such judgment.

(c) Nothing in this Section 23.9 shall affect the right of any holder of a Note to serve process in any manner permitted by law, or limit any right that the holders of any of the Notes may have to bring proceedings against the Company in the courts of any appropriate jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

(d) THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT, THE NOTES OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH OR THEREWITH.

23.10 Obligation to Make Payment in Applicable Currency.

(a) Payment Currency. Principal, interest, Make-Whole Amounts and Protective Claim Amounts on the Notes shall be payable in U.S. dollars. Unless otherwise specified herein, all other amounts payable under this Agreement shall be payable in U.S. dollars.

(b) U.S. Dollars. Any payment on account of an amount that is payable under the Financing Agreements in U.S. dollars which is made to or for the account of any holder of Notes in any other currency, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of the Company, shall constitute a discharge of the obligation of the Company under the Financing Agreements only to the extent of the amount of U.S. dollars which such holder purchases or could purchase in the foreign exchange markets in New York, New York, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the Business Day following receipt of the payment first referred to above. If the amount of U.S. dollars so purchased or that could be purchased is less than the amount of U.S. dollars originally due to such holder, the Company agrees to the fullest extent permitted by law, to indemnify and save harmless such holder from and against all loss or damage arising out of or as a result of such deficiency. This indemnity shall, to the fullest extent permitted by law, constitute an obligation separate and independent from the other obligations contained in the Financing Agreements, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under the Financing Agreements or under any judgment or order.

23.11 Interest.

(a) In respect of any overdue amounts hereunder or under the Notes where no provision is made herein or therein for payment of interest thereon, the Company shall pay interest on such overdue amounts on demand, calculated from the date such unpaid amount is due until such unpaid amount is paid in full, at the Default Rate.

(b) In no event shall any interest or fee to be paid hereunder or under a Note exceed the maximum rate permitted by applicable Laws. In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under applicable Laws. It is further agreed that any excess actually received by a holder of a Note shall be credited against the principal of the Notes (or, if the principal shall have been or would thereby be paid in full, the remaining amount shall be credited or paid to the Company).

(c) All interest (including interest on overdue interest) payable by the Company hereunder and under the Notes shall accrue from day to day, computed as provided herein, and shall be payable after as well as before maturity, demand, default and judgment.

(d) Interest on the Notes shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.

(e) The theory of “deemed reinvestment” shall not apply to the computation of interest and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments. Calculation of interest shall be made using the nominal rate method, and not the effective rate method, of calculation.

(f) To the extent permitted by law, Section 6 of the Judgment Interest Act (Alberta) is hereby waived and shall not apply to this Agreement or the Notes.

(g) The interest payment due on the day prior to the Applicable Maturity Date shall include one additional day’s interest, calculated as if such interest due date were the Applicable Maturity Date.

23.12 Changes to LMR.

If as a result of any change in any applicable Laws, rule, policy, regulation, order or directive (or in the interpretation of any thereof): (a) any applicable Energy Regulator ceases to use an LMR as a means of determining whether a Person is in compliance with such Energy Regulator’s abandonment and reclamation rules, policies, regulations or directives in any one or more Material Jurisdictions; (b) a material change occurs in the methodology used in calculating the LMR in any Material Jurisdiction (including any changes in the factors used to calculate such rating which would have a material effect upon the calculation of such rating); or (c) a material change is made to the minimum LMR thresholds in any Material Jurisdiction which are used to determine whether any licenses for wells, facilities, pipelines and other physical assets relevant to the determination of the LMR can be transferred or whether any security deposits will be required to be provided to the applicable Energy Regulator, then, in any such case, the Company and the Required Holders shall enter into good faith discussions with a view to determining a comparable rating system, calculation or threshold, as applicable, to amend or replace the concept or usage of LMR as set forth herein that is, at such time, broadly accepted as the prevailing market practice for such regulation in the applicable Material Jurisdiction, with the intent of having the respective positions of the holders of Notes and the Company after such change(s) conform as nearly as possible to their respective positions immediately prior to such change(s); provided that, until any such agreement is reached, the LMR and all related calculations and thresholds hereunder shall continue to be calculated as if no such change(s) had occurred to the extent that the LMR and such related calculations and thresholds are reasonably capable of being calculated notwithstanding such change(s). Upon the Company and the Required Holders agreeing on such a comparable rating system, calculation or threshold, as applicable, the Company and the holders of Notes shall enter into documentation to amend the provisions hereof to give effect to such agreement and to make all other adjustments incidental thereto. The Company and the holders of Notes agree that such amendment shall require the consent of each of the holders of Notes notwithstanding anything to the contrary set out herein.

23.13 Security Affirmation.

(a) Schedule 23.13 lists all of the Subsidiary Guarantors as of the Amended and Restated Closing Date. Each of the undersigned Subsidiary Guarantors affirms that it is a party to a Subsidiary Guarantee and hereby (i) agrees, acknowledges and affirms that all of its Obligations under its Subsidiary Guarantee as a Subsidiary Guarantor are hereby ratified and continue to be in full force and effect in respect of all Obligations guaranteed thereunder and (ii) irrevocably, absolutely and unconditionally reaffirms its guarantee of the Obligations guaranteed thereunder.

(b) To the extent the Company or any Restricted Subsidiary granted Liens on or security interests in any of its property pursuant to the Financing Agreements as security for or otherwise guaranteed the Obligations under or with respect to the Financing Agreements, the Company and each Restricted Subsidiary ratifies and reaffirms such guarantee and grant of security interests and Liens and confirms and agrees that such security interests and Liens hereafter secure all of such Obligations. Neither the modifications of this Agreement effected pursuant to this amendment, restatement and consolidation, nor the execution, delivery, performance or effectiveness of this amendment, restatement and consolidation, (i) impairs the validity, effectiveness or priority of the Liens granted pursuant to any Financing Agreement, and such Liens continue unimpaired with the same priority to secure repayment of all Obligations, whether heretofore or hereafter incurred or (ii) requires that any new filings be made or other action taken to perfect or to maintain the perfection of such Liens.

*    *    *    *    *

If you are in agreement with the foregoing, please sign the form of agreement on a counterpart of this Agreement and return it to the Company, whereupon this Agreement shall become a binding agreement between you and the Company.

Very truly yours,

OBSIDIAN ENERGY LTD.

By:	“Peter D. Scott”
Name: Peter D. Scott
Title: Senior Vice President and Chief Financial Officer

Amended, Restated and Consolidated Note Purchase Agreement

Obsidian Energy Ltd.

For purposes of Section 23.13 (Security Affirmation), the foregoing Agreement is hereby acknowledged and accepted as of the date hereof.

OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, OBSIDIAN ENERGY LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Senior Vice President and Chief Financial Officer

PENN WEST NORTHERN HARRIER PARTNERSHIP,
by its managing partner, PENN WEST SANDHILL CRANE LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

PENN WEST PROP HOLDCO LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

PENN WEST PROP LIMITED PARTNERSHIP,
by its general partner, PENN WEST PROP HOLDCO LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

Amended, Restated and Consolidated Note Purchase Agreement

Obsidian Energy Ltd.

PENN WEST SANDHILL CRANE LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

1647456 ALBERTA LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

Amended, Restated and Consolidated Note Purchase Agreement

Obsidian Energy Ltd.

Accepted and agreed to as of the date thereof.

[REDACTED – CONFIDENTIAL]

By: (Signed)
Vice President

[REDACTED – CONFIDENTIAL]
By:	[Redacted – Confidential], as Investment Manager

By: (Signed)
Vice President

[Redacted – Confidential]
By:	[Redacted – Confidential], as Investment Manager

By: (Signed)
Vice President

[Redacted – Confidential]
By:	[Redacted – Confidential] (as Investment Advisor)

By:	[Redacted – Confidential]
(as its General Partner)

By: (Signed)
Vice President

Amended, Restated and Consolidated Note Purchase Agreement

Obsidian Energy Ltd.

[Redacted – Confidential]
By:	[Redacted – Confidential], as Investment Manager

By:	[Redacted – Confidential], as Sub-Adviser

By: (Signed)
Vice President

[Redacted – Confidential]
By:	[Redacted – Confidential] (as Investment Advisor)

By:	[Redacted – Confidential]
(as its General Partner)

By: (Signed)
Vice President

[Redacted – Confidential]
By:	[Redacted – Confidential] (as Investment Advisor)

By:	[Redacted – Confidential]
(as its General Partner)

By: (Signed)
Vice President

Amended, Restated and Consolidated Note Purchase Agreement

Obsidian Energy Ltd.

Accepted and agreed to as of the date thereof.

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential]

By: (Signed)
Name:
Title:

Amended, Restated and Consolidated Note Purchase Agreement

Obsidian Energy Ltd.

SCHEDULE A

PURCHASER SCHEDULES

Purchaser Name	[Redacted – Confidential]

Name in which Notes are to be Registered	[Redacted – Confidential]

Note Registration Number; Principal Amount	RG-1; $$3,950,366.60 RS-1; $6,835,713.74 RX-1; $11,377,054.71 RY-1; $5,688,527.61 REE-1; $2,054,190.52

Payment on Account of Note Method Account Information

Federal Funds Wire Transfer

Bank:                    [Redacted – Confidential]

                              [Redacted – Confidential]

ABA #:                 [Redacted – Confidential]

Acct. Name:         [Redacted – Confidential]

Account No.:        [Redacted – Confidential]

Ref: Obsidian Energy Ltd.:

8.52% Series G Senior Guaranteed Notes due November 30, 2022, [Redacted – Confidential]

7.97% Series S Senior Guaranteed Notes due November 30, 2022, [Redacted – Confidential]

7.00% Series X Senior Guaranteed Notes due November 30, 2022, [Redacted – Confidential]

7.10% Series Y Senior Guaranteed Notes due November 30, 2022, [Redacted – Confidential]

6.91% Series EE Senior Guaranteed Notes due November 30, 2022, [Redacted – Confidential]

and application (as among principal, interest and Make-Whole Amount) of the payment being made.

Schedule A-1

Purchaser Name	[Redacted – Confidential]

Accompanying Information

OBSIDIAN ENERGY LTD.

Description of Note:

8.52% Series G Senior Guaranteed Notes due November 30, 2022

PPN:

[Redacted – Confidential]

7.97% Series S Senior Guaranteed Notes due November 30, 2022

PPN:

[Redacted – Confidential]

7.00% Series X Senior Guaranteed Notes due November 30, 2022

PPN:

[Redacted – Confidential]

7.10% Series Y Senior Guaranteed Notes due November 30, 2022

PPN:

[Redacted – Confidential]

6.91% Series EE Senior Guaranteed Notes due November 30, 2022

PPN:

[Redacted – Confidential]

Address for All Notices and Communications	[Redacted – Confidential] and for all notices relating solely to scheduled principal and interest payments to: [Redacted – Confidential]

Instruction for Delivery of Note(s)	[Redacted – Confidential]

Signature Block	[Redacted – Confidential] By: [Redacted – Confidential] By: Vice President

Tax Identification Number	[Redacted – Confidential]

Schedule A-2

Purchaser Name	[Redacted – Confidential]
Purchaser Name	[Redacted – Confidential]

Name in which Notes are to be Registered	[Redacted – Confidential]

Note Registration Number; Principal Amount	RX-2; $796,465.72

Payment on Account of Note Method Account Information

Federal Funds Wire Transfer

Bank:                    [Redacted – Confidential]

                              [Redacted – Confidential]

ABA #:                [Redacted – Confidential]

Acct. Name:        [Redacted – Confidential]

Account No.:       [Redacted – Confidential]

Ref: Obsidian Energy Ltd.:

7.00% Series X Senior Guaranteed Notes due November 30, 2022, [Redacted – Confidential]

and application (as among principal, interest and Make-Whole Amount) of the payment being made.

Accompanying Information	OBSIDIAN ENERGY LTD. Description of Note: 7.00% Series X Senior Guaranteed Notes due November 30, 2022 PPN: [Redacted – Confidential]

Address for All Notices and Communications	[Redacted – Confidential] and for all notices relating solely to scheduled principal and interest payments to: [Redacted – Confidential]

Instruction for Delivery of Note(s)	[Redacted – Confidential]

Signature Block	[Redacted – Confidential] By: [Redacted – Confidential] By: Vice President

Tax Identification Number	[Redacted – Confidential]

Schedule A-3

Purchaser Name	[Redacted – Confidential]

Name in which Notes are to be Registered	[Redacted – Confidential]

Note Registration Number; Principal Amount	RS-2; $948,087.89

Payment on Account of Note Method Account Information

Federal Funds Wire Transfer

Bank:                    [Redacted – Confidential]

                              [Redacted – Confidential]

ABA #:                [Redacted – Confidential]

Acct. Name:         [Redacted – Confidential]

Account No.:        [Redacted – Confidential]

Ref: Obsidian Energy Ltd.:

7.97% Series S Senior Guaranteed Notes due November 30, 2022, [Redacted – Confidential]

and application (as among principal, interest and Make-Whole Amount) of the payment being made.

Accompanying Information	OBSIDIAN ENERGY LTD. Description of Note: 7.97% Series S Senior Guaranteed Notes due November 30, 2022 PPN: [Redacted – Confidential]

Address for All Notices and Communications	[Redacted – Confidential] and for all notices relating solely to scheduled principal and interest payments to: [Redacted – Confidential]

Instruction for Delivery of Note(s)	[Redacted – Confidential]

Signature Block	[Redacted – Confidential] By: [Redacted – Confidential] By: Vice President

Tax Identification Number	[Redacted – Confidential]

Schedule A-4

Purchaser Name	[Redacted – Confidential]

Name in which Notes are to be Registered	[Redacted – Confidential]

Note Registration Number; Principal Amount	RS-3; $1,065,018.53

Payment on Account of Note Method Account Information

Federal Funds Wire Transfer

Bank:          [Redacted – Confidential]

ABA#:        [Redacted – Confidential]

BNF:           [Redacted – Confidential]

Attn:            [Redacted – Confidential]

Ref:             [Redacted – Confidential]

Ref: Obsidian Energy Ltd.:

7.97% Series S Senior Guaranteed Notes due November 30, 2022, [Redacted – Confidential]

and application (as among principal, interest and Make-Whole Amount) of the payment being made.

Accompanying Information	OBSIDIAN ENERGY LTD. Description of Note: 7.97% Series S Senior Guaranteed Notes due November 30, 2022 PPN: [Redacted – Confidential]

Address for All Notices and Communications	[Redacted – Confidential] and for all notices relating solely to scheduled principal and interest payments to: [Redacted – Confidential]

Instruction for Delivery of Note(s)

[Redacted – Confidential]

Please include in the cover letter accompanying the Notes a reference to the Purchaser’s account number [Redacted – Confidential].

With a copy by mail to:

[Redacted – Confidential]

and

[Redacted – Confidential]

Signature Block	[Redacted – Confidential] By: [Redacted – Confidential] (as Investment Advisor) By: [Redacted – Confidential] (as its General Partner) By: Vice President

Schedule A-5

Purchaser Name	[Redacted – Confidential]

Tax Identification Number	[Redacted – Confidential]

Schedule A-6

Purchaser Name	[Redacted – Confidential]

Name in which Notes are to be Registered	[Redacted – Confidential]

Note Registration Number; Principal Amount	RX-3; $796,465.72

Payment on Account of Note Method Account Information

Federal Funds Wire Transfer

Bank:                    [Redacted – Confidential]

                              [Redacted – Confidential]

ABA #:                [Redacted – Confidential]

Acct. Name:         [Redacted – Confidential]

Account No.:        [Redacted – Confidential]

Ref: Obsidian Energy Ltd.:

7.00% Series X Senior Guaranteed Notes due November 30, 2022, [Redacted – Confidential]

and application (as among principal, interest and Make-Whole Amount) of the payment being made.

Accompanying Information	OBSIDIAN ENERGY LTD. Description of Note: 7.00% Series X Senior Guaranteed Notes due November 30, 2022 PPN: [Redacted – Confidential]

Address for All Notices and Communications	[Redacted – Confidential] and for all notices relating solely to scheduled principal and interest payments to: [Redacted – Confidential]

Instruction for Delivery of Note(s)	[Redacted – Confidential]

Signature Block	[Redacted – Confidential] By: [Redacted – Confidential] By: Vice President

Tax Identification Number	[Redacted – Confidential]

Schedule A-7

Purchaser Name	[Redacted – Confidential]

Name in which Notes are to be Registered	[Redacted – Confidential]

Note Registration Number; Principal Amount	REE-2; $5,846,542.23

Payment on Account of Note Method Account Information

Federal Funds Wire Transfer

Bank:                    [Redacted – Confidential]

                              [Redacted – Confidential]

ABA #:                [Redacted – Confidential]

Acct. Name:         [Redacted – Confidential]

Account No.:        [Redacted – Confidential]

Ref: Obsidian Energy Ltd.:

6.91% Series EE Senior Guaranteed Notes due November 30, 2022, [Redacted – Confidential]

and application (as among principal, interest and Make-Whole Amount) of the payment being made.

All payments, other than principal, interest or Make-Whole Amount, on account of Notes held by such purchaser shall be made by wire transfer of immediately available funds for credit to:

Bank:                    [Redacted – Confidential]

                               [Redacted – Confidential]

ABA #:                 [Redacted – Confidential]

Acct. Name:          [Redacted – Confidential]

Account No.:        [Redacted – Confidential]

Ref: Obsidian Energy Ltd.:

6.91% Series EE Senior Guaranteed Notes due November 30, 2022, [Redacted – Confidential]

and the due date and the application (i.e. fee type) of the payment being made.

Accompanying Information	OBSIDIAN ENERGY LTD. Description of Note: 6.91% Series EE Senior Guaranteed Notes due November 30, 2022 PPN: [Redacted – Confidential]

Address for All Notices and Communications	[Redacted – Confidential] [Redacted – Confidential] and for all notices relating solely to scheduled principal and interest payments to: [Redacted – Confidential]

Instruction for Delivery of Note(s)	[Redacted – Confidential]

Schedule A-8

Purchaser Name	[Redacted – Confidential]

Signature Block	[Redacted – Confidential] By: [Redacted – Confidential], as Investment Manager By: [Redacted – Confidential], as Sub-Adviser By: Vice President

Tax Identification Number	[Redacted – Confidential]

Schedule A-9

Purchaser Name	[Redacted – Confidential]

Name in which Notes are to be Registered	[Redacted – Confidential]

Note Registration Number; Principal Amount	REE-3; $3,160,293.10

Payment on Account of Note Method Account Information

Federal Funds Wire Transfer

Bank:                    [Redacted – Confidential]

                              [Redacted – Confidential]

ABA #:                 [Redacted – Confidential]

Acct. Name:         [Redacted – Confidential]

Acct No.:              [Redacted – Confidential]

FFC:                     [Redacted – Confidential]

Ref: Obsidian Energy Ltd.:

6.91% Series EE Senior Guaranteed Notes due November 30, 2022, [Redacted – Confidential]

and application (as among principal, interest and Make-Whole Amount) of the payment being made.

Accompanying Information	OBSIDIAN ENERGY LTD. Description of Note: 6.91% Series EE Senior Guaranteed Notes due November 30, 2022 PPN: [Redacted – Confidential]

Address for All Notices and Communications	[Redacted – Confidential] and for all notices relating solely to scheduled principal and interest payments to: [Redacted – Confidential] or [Redacted – Confidential] and [Redacted – Confidential]

Instruction for Delivery of Note(s)	[Redacted – Confidential] Please include in the cover letter accompanying the Notes a reference to the Purchaser’s account number [Redacted – Confidential] and CUSIP information

Signature Block	[Redacted – Confidential] By: [Redacted – Confidential] (as Investment Advisor) By: [Redacted – Confidential] (as its General Partner) By: Vice President

Schedule A-10

Purchaser Name	[Redacted – Confidential]

Tax Identification Number	[Redacted – Confidential]

Schedule A-11

Purchaser Name	[Redacted – Confidential]

Name in which Notes are to be Registered	[Redacted – Confidential]

Note Registration Number; Principal Amount	REE-4; $948,087.93

Payment on Account of Note Method Account Information

Federal Funds Wire Transfer

[Redacted – Confidential]

Ref: Obsidian Energy Ltd.:

6.91% Series EE Senior Guaranteed Notes due November 30, 2022, [Redacted – Confidential]

and application (as among principal, interest and Make-Whole Amount) of the payment being made.

Accompanying Information	OBSIDIAN ENERGY LTD. Description of Note: 6.91% Series EE Senior Guaranteed Notes due November 30, 2022 PPN: [Redacted – Confidential]

Address for All Notices and Communications	[Redacted – Confidential] and for all notices relating solely to scheduled principal and interest payments to: [Redacted – Confidential]

Instruction for Delivery of Note(s)	[Redacted – Confidential] Please include in the cover letter accompanying the Notes a reference to the Purchaser’s account number [Redacted – Confidential] With a copy to: [Redacted – Confidential]

Signature Block	[Redacted – Confidential] By: [Redacted – Confidential] (as Investment Advisor) By: [Redacted – Confidential] (as its General Partner) By: Vice President

Tax Identification Number	[Redacted – Confidential]

Schedule A-12

Purchaser Name	[Redacted – Confidential]

Name in which Notes are to be Registered	[Redacted – Confidential]

Note Registration Number; Principal Amount	RS-4; $203,522.48 RZ-1; $364,274.08

Payment on Account of Note Method Account Information

Federal Funds Wire Transfer

Bank:                         [Redacted – Confidential]

ABA #:                     [Redacted – Confidential]

BNF Account #:       [Redacted – Confidential]

Further Credit:          [Redacted – Confidential]

FFC Account #:        [Redacted – Confidential]

REF: Attention:        [Redacted – Confidential]

Ref: “Accompanying Information” below

and application (as among principal, interest and Make-Whole Amount) of the payment being made.

Accompanying Information

OBSIDIAN ENERGY LTD.

Description of Note:

7.97% Series S Senior Guaranteed Notes due November 30, 2022

PPN:

[Redacted – Confidential]

7.35% Series Z Senior Guaranteed Notes due November 30, 2022

PPN:

[Redacted – Confidential]

Address for All Notices and Communications	[Redacted – Confidential] NOTICE OF PAYMENT: [Redacted – Confidential] NOTICE OF PAYMENT ONLY: [Redacted – Confidential]

Instruction for Delivery of Note(s)	[Redacted – Confidential]

Signature Block	[Redacted – Confidential] By: [Redacted – Confidential] By: Name: Title:

Tax Identification Number	[Redacted – Confidential]

Schedule A-13

Purchaser Name	[Redacted – Confidential]

Name in which Notes are to be Registered	[Redacted – Confidential]

Note Registration Number; Principal Amount	RS-5; $186,562.35 RZ-2; $936,705.89

Payment on Account of Note Method Account Information

Federal Funds Wire Transfer

Bank: [Redacted – Confidential]

ABA #: [Redacted – Confidential]

BNF Account #:    [Redacted – Confidential]

Further Credit:       [Redacted – Confidential]

FFC Account #:     [Redacted – Confidential]

REF: Attention:      [Redacted – Confidential]

Ref: “Accompanying Information” below

and application (as among principal, interest and Make-Whole Amount) of the payment being made.

Accompanying Information

OBSIDIAN ENERGY LTD.

Description of Note:

7.97% Series S Senior Guaranteed Notes due November 30, 2022

PPN:

[Redacted – Confidential]

7.35% Series Z Senior Guaranteed Notes due November 30, 2022

PPN:

[Redacted – Confidential]

Address for All Notices and Communications	[Redacted – Confidential] NOTICE OF PAYMENT: [Redacted – Confidential] NOTICE OF PAYMENT ONLY: [Redacted – Confidential]

Instruction for Delivery of Note(s)	[Redacted – Confidential]

Signature Block	[Redacted – Confidential] By: [Redacted – Confidential] By: Name: Title:

Tax Identification Number	[Redacted – Confidential]

Schedule A-14

Purchaser Name	[Redacted – Confidential]

Name in which Notes are to be Registered	[Redacted – Confidential]

Note Registration Number; Principal Amount	RS-6; $169,602.23

Payment on Account of Note Method Account Information

Federal Funds Wire Transfer

Bank: [Redacted – Confidential]

ABA #: [Redacted – Confidential]

BNF Account #:    [Redacted – Confidential]

Further Credit:       [Redacted – Confidential]

FFC Account #:     [Redacted – Confidential]

REF: Attention:     [Redacted – Confidential]

Ref: “Accompanying Information” below

and application (as among principal, interest and Make-Whole Amount) of the payment being made.

Accompanying Information	OBSIDIAN ENERGY LTD. Description of Note: 7.97% Series S Senior Guaranteed Notes due November 30, 2022 PPN: [Redacted – Confidential]

Address for All Notices and Communications	[Redacted – Confidential] NOTICE OF PAYMENT: [Redacted – Confidential] NOTICE OF PAYMENT ONLY: [Redacted – Confidential]

Instruction for Delivery of Note(s)	[Redacted – Confidential]

Signature Block	[Redacted – Confidential] By: [Redacted – Confidential] By: Name: Title:

Tax Identification Number	[Redacted – Confidential]

Schedule A-15

Purchaser Name	[Redacted – Confidential]

Name in which Notes are to be Registered	[Redacted – Confidential]

Note Registration Number; Principal Amount	RS-7; $101,760.75 RZ-3; $104,078.87

Payment on Account of Note Method Account Information

Federal Funds Wire Transfer

Bank: [Redacted – Confidential]

ABA #: [Redacted – Confidential]

BNF Account #:        [Redacted – Confidential]

Further Credit:           [Redacted – Confidential]

FFC Account #:         [Redacted – Confidential]

REF: Attention:         [Redacted – Confidential]

Ref: “Accompanying Information” below

and application (as among principal, interest and Make-Whole Amount) of the payment being made.

Accompanying Information

OBSIDIAN ENERGY LTD.

Description of Note:

7.97% Series S Senior Guaranteed Notes due November 30, 2022

PPN:

[Redacted – Confidential]

7.35% Series Z Senior Guaranteed Notes due November 30, 2022

PPN:

[Redacted – Confidential]

Address for All Notices and Communications	[Redacted – Confidential] NOTICE OF PAYMENT: [Redacted – Confidential] NOTICE OF PAYMENT ONLY: [Redacted – Confidential]

Instruction for Delivery of Note(s)	[Redacted – Confidential]

Signature Block	[Redacted – Confidential] By: [Redacted – Confidential] By: Name: Title:

Tax Identification Number	[Redacted – Confidential]

Schedule A-16

Purchaser Name	[Redacted – Confidential]

Name in which Notes are to be Registered	[Redacted – Confidential]

Note Registration Number; Principal Amount	RZ-4; $520,391.40

Payment on Account of Note Method Account Information

Federal Funds Wire Transfer

Bank:     [Redacted – Confidential]

ABA #: [Redacted – Confidential]

BNF Account #:        [Redacted – Confidential]

Further Credit:           [Redacted – Confidential]

FFC Account #:         [Redacted – Confidential]

REF: Attention:         [Redacted – Confidential]

Ref: “Accompanying Information” below

and application (as among principal, interest and Make-Whole Amount) of the payment being made.

Accompanying Information	OBSIDIAN ENERGY LTD. Description of Note: 7.35% Series Z Senior Guaranteed Notes due November 30, 2022 PPN: [Redacted – Confidential]

Address for All Notices and Communications	[Redacted – Confidential] NOTICE OF PAYMENT: [Redacted – Confidential] NOTICE OF PAYMENT ONLY: [Redacted – Confidential]

Instruction for Delivery of Note(s)	[Redacted – Confidential]

Signature Block	[Redacted – Confidential] By: [Redacted – Confidential] By: Name: Title:

Tax Identification Number	[Redacted – Confidential]

Schedule A-17

Purchaser Name	[Redacted – Confidential]

Name in which Notes are to be Registered	[Redacted – Confidential]

Note Registration Number; Principal Amount	RS-8; $33,920.25 RZ-5; $156,117.32

Payment on Account of Note Method Account Information

Federal Funds Wire Transfer

Bank:     [Redacted – Confidential]

ABA #: [Redacted – Confidential]

BNF Account #:        [Redacted – Confidential]

Further Credit:           [Redacted – Confidential]

FFC Account #:         [Redacted – Confidential]

REF: Attention:         [Redacted – Confidential]

Ref: “Accompanying Information” below

and application (as among principal, interest and Make-Whole Amount) of the payment being made.

Accompanying Information

OBSIDIAN ENERGY LTD.

Description of Note:

7.97% Series S Senior Guaranteed Notes due November 30, 2022

PPN:

[Redacted – Confidential]

7.35% Series Z Senior Guaranteed Notes due November 30, 2022

PPN:

[Redacted – Confidential]

Address for All Notices and Communications	[Redacted – Confidential] NOTICE OF PAYMENT: [Redacted – Confidential] NOTICE OF PAYMENT ONLY: [Redacted – Confidential]

Instruction for Delivery of Note(s)	[Redacted – Confidential]

Signature Block	[Redacted – Confidential] By: [Redacted – Confidential] By: Name: Title:

Tax Identification Number	[Redacted – Confidential]

Schedule A-18

SCHEDULE B

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“2008 Purchasers” is defined in Section 1.1(a).

“2011 Purchasers” is defined in Section 1.1(d).

“Abandonment/Reclamation Order” means any abandonment, reclamation and/or non-compliance order or directive issued by an Energy Regulator which relates to any assets of any one or more of the Company or Restricted Subsidiaries.

“ABCA” means the Alberta Business Corporations Act (Canada).

“Acquire” means purchase, acquire, become the legal or beneficial owner or holder of (including by way of amalgamation, merger, consolidation, division of member interests, plan of arrangement, exchange or otherwise), lease, have assigned to, assume the obligations in respect of, or be granted or have created in favor of any of them any in rem right or interest in, to or against any property, assets, rights or interests.

“Additional Payments” is defined in Section 8.3.

“Affiliate” means, at any time, and with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and, with respect to the Company, shall include any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or Equity Interests of the Company or any Subsidiary or any Person of which the Company and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or Equity Interests. As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Company.

“Agent” means the Agent as defined in the Bank Facility.

“Aggregate Average Daily Production” means, as at the end of a fiscal quarter of the Company, the aggregate average daily production (net of royalties) of Petroleum Substances from the Company and its Restricted Subsidiaries’ P&NG Rights for such fiscal quarter of the Company (but after giving effect, on a pro forma basis, to acquisitions and dispositions of P&NG Rights during such quarter).

“Agreement” means this Amended, Restated and Consolidated Note Purchase Agreement, dated as of March 26, 2021, as it may be amended, restated, supplemented or otherwise modified from time to time.

Schedule B-1

“Amended and Restated Closing Date” is defined in Section 1.2(d).

“Annual Budget” shall mean, as applicable, either (1) the Annual Budget for the 2021 fiscal year of the Company delivered pursuant to Section 1.2(d)(v) or (i) the Annual Budget for the 2022 fiscal year of the Company delivered pursuant to Section 7.1(h).

“Anti-Money Laundering Laws” is defined in Section 5.16(c).

“Applicable Maturity Date” means November 30, 2022.

“Approved Petroleum Engineer” means Sproule Associates Limited or any other nationally recognized independent petroleum engineers selected by the Company.

“Asset Disposition Period” means, as applicable, (i) the Amended and Restated Closing Date through and including November 30, 2021, (ii) December 1, 2021 through and including May 31, 2022 and (iii) June 1, 2021 through and including November 30, 2022.

“Bank Facility” means the credit facility extended to the Company pursuant to that certain Amended and Restated Credit Agreement, dated March __, 2021, by and among the Company, as borrower, the financial institutions and other persons party thereto, as Lenders, and Royal Bank of Canada, as administrative agent for the Lenders, as amended, restated, supplemented, modified, replaced, renewed or refinanced from time to time (except as otherwise provided herein).

“Banking Services Agreements” means agreements made between the Company or any other Obsidian Party and the Agent or a Lender or any of Agent’s Affiliates (as defined in the Bank Facility) in respect of cash management, payroll, pooling, netting, wire transfers, spot foreign exchange trading, or other banking services or made between the Company or any other Obsidian Party and an Affiliate of the Agent in respect of payment cards and credit cards; and “Banking Services Agreement” means any one of them as required by the context.

“Bankruptcy or Insolvency” is defined in the Intercreditor Agreement.

“Basis Point” means one hundredth of a percent (0.01%).

“Blocked Person” is defined in Section 5.16(a).

“Borrowing Base Redetermination” is defined in the Bank Facility.

“Business Day” means (a) for the purposes of Section 8.7 only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York, Toronto, Ontario or Calgary, Alberta are required or authorized to be closed.

“Canadian dollars” or “Cdn.$” or “C$” means lawful money of Canada.

“Canadian Sanctions Designated Person” is defined in Section 5.16(e).

Schedule B-2

“Capital Lease Obligations” means, for any Person, any payment obligation of such Person under an agreement for the lease or rental of or right to use property that, in accordance with GAAP (based on GAAP in effect on the date hereof) is required to be capitalized.

“CBCA” means the Canada Business Corporations Act (Canada).

“CCAA” means the Companies’ Creditors Arrangement Act (Canada).

“Change in Control” is defined in Section 8.8(f).

“Change in Tax Law” is defined in Section 8.3.

“Closing Cash Flow Projection” means the written report delivered by the Company to the Purchasers summarizing (on a month by month basis) the Company and its Restricted Subsidiaries’ cash flow and cash requirement projection and budget for March, 2021 through to and including April, 2022, such report to be in form and substance satisfactory to the Purchasers, acting reasonably, which shall be extended following discussions among the Company, the Company’s financial advisor and the Financial Advisor to include months falling after April, 2022.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Collateral” is defined in the Intercreditor Agreement.

“Collateral Agent” is defined in the Intercreditor Agreement.

“Company” means Obsidian Energy Ltd. (f/k/a Penn West Petroleum Ltd.), a corporation under the laws of Alberta or any successor that becomes such in the manner prescribed in Section 10.2.

“Confidential Information” is defined in Section 21.

“Consensual Transaction” means a transaction, whether by merger, amalgamation or otherwise, consented to by all holders of Notes that is consummated outside a Bankruptcy or Insolvency (including, without limitation, a CCAA, CBCA or ABCA proceeding) and results in (a) a transfer of all or substantially all of the assets of the Company and its Subsidiaries to a Person or Persons or (b) Control of the Company and its Subsidiaries being transferred to a Person or Persons.

“Consolidated Senior Debt” means with respect to the Company and its Subsidiaries as of the date of any determination thereof, all indebtedness and obligations in respect of amounts borrowed which, in accordance with GAAP, on a consolidated basis, would be recorded in the Company’s consolidated financial statements (including the notes thereto), and in any event including, without duplication:

(a) the stated amount of letters of credit, letters of guarantee or surety bonds supporting obligations which would otherwise constitute Consolidated Senior Debt within the meaning of this definition;

Schedule B-3

(b) proceeds from any accounts receivable securitization program;

(c) obligations secured by any purchase money security interest (but excluding operating leases);

(d) Capital Lease Obligations;

(e) sale-leaseback obligations;

(f) obligations secured by any Lien existing on property owned, whether or not the obligations secured thereby will have been assumed; and

(g) guarantees in respect of obligations of another Person, including the types of obligations described in (a) through (f) above,

provided that the amount of “Consolidated Senior Debt” shall be adjusted by excluding, to the extent included, the amount of any Subordinated Debt and Convertible Debentures then outstanding.

“Consolidated Shareholders’ Equity” means with respect to the Company as of the date of any determination thereof, the shareholders’ equity as shown on the consolidated balance sheet of the Company, plus, to the extent not included in the foregoing, the amount of any Convertible Debentures issued by any of the Company and the Restricted Subsidiaries then outstanding.

“Consolidated Tangible Assets” means with respect to the Company and its Subsidiaries as of the date of any determination thereof, the book value of its capital assets, net of any accumulated depreciation, intangible assets and minority interests, as shown on the consolidated balance sheet of the Company determined in accordance with GAAP.

“Consolidated Total Capitalization” means Consolidated Total Debt plus Consolidated Shareholders’ Equity.

“Consolidated Total Debt” means with respect to the Company and its Subsidiaries as of the date of any determination thereof, Consolidated Senior Debt plus consolidated Subordinated Debt.

“Control” is defined in the definition of “Affiliate”.

“Controlled Entity” means any of the Subsidiaries of the Company and any of their or the Company’s respective Controlled Affiliates. As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Convertible Debentures” means any convertible subordinated debentures or notes issued by the Company or a Restricted Subsidiary which have all of the following characteristics:

Schedule B-4

(a) an initial final maturity or due date in respect of repayment of principal extending beyond the Applicable Maturity Date (the “Outside Maturity Date”);

(b) no scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payment which can be satisfied by the delivery of units of the Company as contemplated in paragraph (f) of this definition and other than on a Change in Control by reason of the definition thereof in this Agreement) prior to the Outside Maturity Date;

(c) upon and during the continuance of an Event of Default or acceleration of the time for repayment of any Notes which has not been rescinded:

(i) all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are subordinate and junior in right of payment to all such Notes, accrued interest, Make-Whole Amounts, Protective Claim Amount and all other amounts owing under this Agreement to the holders of the Notes; and

(ii) no enforcement steps or enforcement proceedings may be commenced in respect of such debentures or notes;

(d) upon distribution of the assets of the Company or the Restricted Subsidiary, as applicable, on any dissolution, winding up, total liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all principal, accrued interest, Make-Whole Amounts and all other amounts owing under this Agreement shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures or notes;

(e) the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the Notes, accrued interest, Make-Whole Amounts and all other amounts owing under this Agreement or enforcement of the rights and remedies of the holders of the Notes hereunder or under any other Financing Agreement shall not in and of themselves:

(i) cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same; or

(ii) cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof; and

(f) payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of the Company or the Restricted Subsidiary, as applicable, by delivering units of the Company in accordance with the indenture or agreement governing such debentures or notes (whether such units are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or note).

Schedule B-5

“Crystallized Make-Whole Amount” is defined in Section 12.1.

“Current Financial Covenant Testing” means, as at any date of determination, a calculation of compliance with the covenants contained in Sections 10.5, 10.8 and 10.11 using the amounts of Consolidated Total Debt, Consolidated Total Capitalization, Consolidated Shareholders’ Equity, Consolidated Tangible Assets and Subordinated Debt as at such date (after giving effect to the transaction or transactions that occasioned the requirement for such testing herein).

“December 2010 Purchasers” is defined in Section 1.1(c).

“December 2021 Commitment Reduction” is defined in Section 8.10.

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

“Default Rate” means that rate of interest that is the greater of (i) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the Notes, and (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York as its “base” or “prime” rate.

“Disclosure Documents” is defined in Section 5.3.

“Disposition” is defined in Section 10.11.

“Distribution” means any:

(a) declaration, payment or setting aside for payment of any dividend or distribution on or in respect of any shares or units of any class in the capital of the Company or any Restricted Subsidiary (including (i) any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase and (ii) any return of capital on account of such shares or units);

(b) redemption, retraction, purchase, defeasance, discharge or other acquisition or retirement, in whole or in part, of any shares or units of any class in the capital of the Company or any Restricted Subsidiary (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(c) payment or discharge of any principal, interest, fees or other amounts in whole or in part, of any Indebtedness of the Company or any Restricted Subsidiary for borrowed money (including any Indebtedness incurred or assumed by the Company or any Restricted Subsidiary pursuant to a capital lease); whether made or paid in or for cash, property or both, to (in the case of paragraphs (a) and (c) of this definition) or by or from (in the case of paragraph (b) of this definition) any shareholder or unitholder or any Affiliate of a shareholder or unitholder of the Company or any Restricted Subsidiary (other than a Lender), whether made or paid in or for cash, property (other than equity interests in such distributing Person) or both, or

Schedule B-6

(d) the Disposition of any property for consideration of less than fair market value.

“EBITDA” means, with respect to the Company on a consolidated basis for any period and without duplication, the aggregate of the net income of the Company for any such period determined in accordance with GAAP, but after deducting any such net income attributable to minority interests,

(a)	plus, to the extent deducted in the determination thereof, the sum of:

(i)	depreciation, depletion, amortization and accretion;

(ii)	Interest Expense (as defined in the Bank Facility);

(iii)	all provisions for any federal, provincial or other income or capital taxes;

(iv)

the non-cash amounts (including non-cash losses) relating to foreign exchange transactions, hedging transactions, stock-based compensation expense, and deferred non-cash taxes, and any other non-cash amounts which are added back in accordance with GAAP in the statement of cash flows of the Company;

(v)	any foreign exchange losses resulting from the repayment of the Notes;

(vi)	any cash losses relating to foreign exchange transaction entered into in connection with the Notes; and

(vii)	any extraordinary or nonrecurring losses; and

(b)	minus, to the extent added in the determination thereof, the sum of:

(i)	all non-cash amounts such as non-cash income and unrealized gains relating to hedging transactions;

(ii)	any foreign exchange gains resulting from the repayment of the Notes;

(iii)	any cash gains relating to foreign exchange transaction entered into in connection with the Notes; and

(iv)	any extraordinary or nonrecurring gains;

adjusted on a pro forma basis to reflect material acquisitions and dispositions by the Company or any Restricted Subsidiary in a manner satisfactory to the Required Holders, acting reasonably.

“Electronic Delivery” is defined in Section 7.1(a).

Schedule B-7

“Energy Regulator” means (a) with respect to Alberta, the Alberta Energy Regulator, (b) with respect to British Columbia, the BC Oil and Gas Commission, (c) with respect to Saskatchewan, the Saskatchewan Ministry of Energy and Resources, and (d) with respect to any other Material Jurisdiction, the regulatory body with responsibility for the oversight of environmental matters in the oil and gas industry in such jurisdiction; and in each case, together with any successor or replacement agency, department, ministry or commission thereto.

“Environmental Laws” means any and all federal, provincial, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to Hazardous Materials.

“Equity Interests” is defined in Section 8.8(f).

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code.

“Event of Default” is defined in Section 11.

“Excluded Equity Issues” means equity security issued (a) by the Company in connection with non-cash, stock-based compensation to directors, officers and employees of the Company or any Restricted Subsidiary; (b) by any Restricted Subsidiary to the Company or another Restricted Subsidiary; and (c) by the Company to finance the acquisition by the Company or any Restricted Subsidiary of the partnership interests of Peace River held by any Person other than the Company or any Restricted Subsidiary.

“Existing Notes” is defined in Section 1.1(d).

“Financial Advisor” means GLC Advisors & Co., LLC and its successors as designated by the Required Holders.

“Financing Agreement” or “Financing Agreements” means this Agreement, the Notes, the Subsidiary Guarantee, the Subordination Agreement, the Security Documents, the Intercreditor Agreement and any agreement, instrument or other document pursuant to which any security is granted to or for the benefit of the holders of Notes pursuant to Section 9.13, as amended, restated, supplemented, modified or replaced from time to time.

“Force Majeure” means any act, circumstance or occurrence beyond the reasonable control of the Company or any of its Restricted Subsidiaries where the Company, or its Restricted Subsidiary, as applicable was unable to prevent or provide against by the exercise of reasonable diligence at a reasonable cost and was not a result of the Company or any of its Restricted Subsidiaries’ negligence, and includes:

Schedule B-8

(a)	a storm, extreme freezing temperatures, flood, tornado, earthquake, lightning strike or other act of God;

(b)	an act of war, revolution, insurrection, riot, blockade or other unlawful act against public order or authority;

(c)	a strike, lock-out, shortage of labor or other labor disturbance;

(d)	a fire, explosion, mechanical failure or other accident or act of sabotage; and

(e)	governmental restraint, action, delay or inaction,

but, for certainty, shall not include any circumstance relating to the financial condition of the Company or any of its Subsidiaries or insufficiency of funds or financing of any of them.

“Forms” is defined in Section 13.

“GAAP” means generally accepted accounting principles (including International Financial Reporting Standards, as applicable) as in effect from time to time in Canada.

“Governmental Authority” means

(a) the government of

(i) the United States of America or Canada or any state, province or other political subdivision of any thereof, or

(ii) any other jurisdiction in which the Company or any Subsidiary conducts all or any part of its business, or which, in accordance with applicable Laws, has jurisdiction over any properties of the Company or any Subsidiary, or

(b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

“guarantee” means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

Schedule B-9

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d) otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any guarantee, the indebtedness or other obligations that are the subject of such guarantee shall be assumed to be direct obligations of such obligor.

“Hazardous Material” means any and all pollutants, toxic or hazardous wastes or other substances that might pose a hazard to health and safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage or filtration of which is or shall be restricted, prohibited or penalized by any applicable Laws, including, without limitation, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products, lead based paint, radon gas or similar restricted, prohibited or penalized substances.

“High Yield Note Indenture” means each indenture governing the High Yield Notes, each such indenture to be in a form and substance satisfactory to the Required Holders, and in the event that the High Yield Notes are secured, subject to the terms of the Intercreditor Agreement.

“High Yield Notes” means Indebtedness issued by way of unsecured or second lien high yield notes in a maximum aggregate principal amount not to exceed [Redacted—Confidential]; provided that such high yield notes are on terms and conditions acceptable to the Required Holders (acting reasonably), including but not limited to:

(a)

no Default or Event of Default has occurred and is continuing at the time such high yield notes are issued or will occur immediately after giving effect to the incurrence of Indebtedness pursuant thereto;

(b)

the obligations under, pursuant to or relating to such high yield notes (including guarantees thereof) are either (i) unsecured, or (ii) if secured, (A) the holders, or a trustee for the benefit of the holders, of such high yield notes have entered into an intercreditor agreement (in form and substance satisfactory to the Required Holders, acting reasonably), (B) the security documents creating and governing such second priority Liens in favor of the holders of such high yield notes (or a trustee on their behalf) are in form and substance satisfactory to the Required Holders, acting reasonably, and (C) counsel to the Company has delivered an opinion, in a form satisfactory to the Required Holders, acting reasonably, addressed to the Required Holders, for the benefit of the holders of Notes, confirming the enforceability of the intercreditor agreement referred to in (A) above;

(c)	the proceeds of such high yield notes are used to repay obligations under the Notes and the Bank Facility in accordance with Section 8.9 hereof;

Schedule B-10

(d)	such high yield notes are issued or assumed by the Company or a Restricted Subsidiary and are guaranteed only by such entities;

(e)	the stated maturity date with respect to repayment of such high yield notes extends at least 6 months beyond the Applicable Maturity Date;

(f)	there are no scheduled or mandatory principal payments under such high yield notes prior to the Applicable Maturity Date (other than as a result of the occurrence of an event of default thereunder);

(g)

the material covenants and events of default applicable thereto, taken as a whole, shall not be materially prejudicial to the interests of the holders of Notes or more restrictive than the material covenants and Events of Default contained herein, taken as a whole;

(h)

such high yield notes do not provide for cross-default to the Notes or other Indebtedness (except in the event of failure to pay any amount thereof when due and payable), but may provide for cross acceleration thereto; and

(i)	aside from any debt incurrence tests contained in any High Yield Note Indenture, such high yield notes do not have any material restrictions on:

(i)	the ability of the Company to amend the terms of this Agreement or the other Financing Agreements;

(ii)	the ability of the Company or any Subsidiary to guarantee the Obligations;

(iii)	the ability of the Company or any Subsidiary to pledge assets as collateral security for the Obligations; or

(iv)	the ability of the Company or any Subsidiary to incur Indebtedness under this Agreement,

provided that references in subparagraphs (a) through (i) (inclusive) of this definition to “high yield notes” shall be deemed to include any High Yield Note Indenture.

“holder” means, with respect to any Note the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 14.1.

“IFRS” means, International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the International Accounting Standards Board, the independent standard-setting body of the International Accounting Standards Committee Foundation (the “IASC Foundation”, and the International Financial Reporting Interpretations Committee, the interpretative body of the IASC Foundation but only to the extent the same are adopted by the Canadian Institute of Chartered Accountants (“CICA”) as GAAP in Canada and then subject to such modifications thereto as are agreed by CICA.

Schedule B-11

“Imposed Taxes” is defined in Section 5.9(b).

“Indebtedness” means, with respect to any Person, indebtedness, excluding current trade payables incurred by such Person in the normal course of business, created, incurred, assumed or guaranteed by such Person, whether absolute or contingent and including any actual obligation of such Person arising in respect of any hedging transaction.

“Institutional Investor” means (a) any Purchaser of a Note, (b) any holder of a Note holding (together with one or more of its affiliates) more than 2% of the aggregate principal amount of the Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder of any Note.

“Intercreditor Agreement” means that certain Amended and Restated Collateral Agency and Intercreditor Agreement dated March 27, 2020, among, inter alios, Computershare Trust Company of Canada, as Collateral Agent, the Agent, the holders of the Notes party thereto and each of the other parties from time to time signatory thereto, as amended, modified, supplemented or restated from time to time.

“Joint Venture Development Entity” means, as to the Company, any other Person in which the Company directly or indirectly owns 50% or more of the outstanding equity and voting interests of such Person, and another Person at arms’ length to the Company owns all of the remaining outstanding equity and voting interests, and either (A) the Company controls the Person, or (B) each of the two owners have equal voting rights in the Person such that neither owner controls the Person; provided that each of the following conditions is met:

(a) [reserved];

(b) except as provided for in Section 10.8(b), for the purposes of all other financial determinations under this Agreement (including, without limitation, the covenants contained in Sections 10.5, 10.8(a) and 10.11 using the amounts of Consolidated Total Debt, Consolidated Tangible Assets, Consolidated Total Capitalization, Consolidated Shareholders’ Equity and Subordinated Debt), such determinations are made on the basis of proportionate accounting for the interest of the Company in the Joint Venture Development Entity, regardless of whether the application of GAAP or IFRS would provide for any contrary determination;

(c) [reserved];

(d) unless it is a Restricted Subsidiary, the Joint Venture Development Entity is not at any time liable for any Indebtedness that would form part of Consolidated Total Debt other than Indebtedness for working capital purposes where the principal amount of the aggregate working capital Indebtedness of all Joint Venture Development Entities that are not Restricted Subsidiaries does not at any time exceed Cdn.$50,000,000 (for the purposes of this determination, the entire amount of the working capital Indebtedness of the Joint Venture Development Entities shall be included as Indebtedness regardless of whether or not only a proportionate share thereof is attributable to the interest of the Company therein, or whether or not the application of GAAP or IFRS would provide for any contrary determination);

Schedule B-12

(e) all of the Company’s interest in each Joint Venture Development Entity that is a Restricted Subsidiary is either owned directly by the Company, or indirectly through Subsidiaries of the Company, each of which is at all relevant times a Restricted Subsidiary, or a combination thereof;

(f) [reserved];

(g) the Company or any Restricted Subsidiary has not made any contributions of capital or other form of equity investment in any Joint Venture Development Entities other than:

(i) (A) initial contributions of capital to all Joint Venture Development Entities consisting of assets (other than current assets not directly related to such contributed assets) of the Company or any Restricted Subsidiary with any such assets so contributed valued at the book value thereof (determined in accordance with GAAP as at the effective date of the contribution of the assets in question), not exceeding the greater of Cdn.$1,500,000,000 and 10% of Consolidated Tangible Assets (to maximum of Cdn.$2,500,000,000 in the aggregate), and (B) any ongoing capital contributions of cash or cash equivalents by the Company or any Restricted Subsidiary to fund ongoing capital expenditures of Joint Venture Development Entities that are Restricted Subsidiaries, provided that such capital expenditures directly relate to the then existing oil and gas properties of such Joint Venture Development Entity or any oil and gas properties which are adjacent to, or in the same or similar geographical or geological area as, such then existing oil and gas properties which have been acquired by such Joint Venture Development Entity; and

(ii) contributions of capital made by the other owner of the Joint Venture Development Entity on behalf of the Company or any Restricted Subsidiary which are (A) are not funded or financed by the Company or any Restricted Subsidiary, (B) are not directly or indirectly supported by any form of financial assistance by the Company or any Restricted Subsidiary, and (C) do not give rise to any indebtedness of the Company or any Restricted Subsidiary; and

(h) concurrently with the delivery of the certificate required by Section 7.2(a), the Company completes and includes as part of such certificate the form of exhibit attached hereto as Exhibit A.

“Laws” means all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any judgments, orders, writs, injunctions, decisions, directives, rulings, decrees and awards of any Administrative Body, and any policies, voluntary restraints, practices or guidelines of any Administrative Body, and including, any principles of common law and equity. For the purposes of this definition, “Administrative Body” means any domestic or foreign, national, federal, provincial, state, municipal or other local government or regulatory body and any division, agency, ministry, commission, board or authority or any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, and any domestic, foreign or international judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel acting under the authority of any of the foregoing.

Schedule B-13

“Lenders” is defined in the Bank Facility.

“Lien” means any mortgage, lien, pledge, charge (whether fixed or floating), security interest, title retention agreement, or other encumbrance of any kind, contingent or absolute but excludes operating leases, any contractual right of set-off created in the ordinary course of business and any writ of execution, or other similar instrument, arising from a judgment relating to the non-payment of indebtedness.

“LMR” means, subject to Section 23.12, for any Material Jurisdiction, the environmental liability management rating (or equivalent) governing conventional upstream oil and gas wells, facilities, and pipelines for such jurisdiction, as determined in accordance with the rules and regulations of each applicable Material Jurisdiction and its Energy Regulator for the then relevant period, provided that any security deposits (in the form of cash, letters of credit or otherwise) provided to the applicable Energy Regulator will not be considered as part of the “deemed assets” or the equivalent used in such calculation for purposes of this definition.

“Make-Whole Amounts” means the Series G Make-Whole Amount, the Series S Make-Whole Amount, the Series X Make-Whole Amount, the Series Y Make-Whole Amount, the Series Z Make-Whole Amount and the Series EE Make-Whole Amount, as applicable.

“March 2010 Purchasers” is defined in Section 1.1(b).

“Material” means material in relation to the business, operations, affairs, financial condition, assets, properties or prospects of the Company and its Subsidiaries taken as a whole.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, financial position, property or liabilities of the Company and the Subsidiaries taken as a whole, or (b) the ability of the Company and the Subsidiary Guarantors to perform their respective obligations under the Financing Agreements, or (c) the validity or enforceability of any material provision of any Financing Agreement.

“Material Expenditures” means expenditures that are equal to an amount that, in any fiscal year of the Company, is 10% greater than the corresponding amount of the budgeted expenditures set forth in the Annual Budget for such fiscal year.

“Material Jurisdiction” means each jurisdiction where the Obsidian Parties, in aggregate and at any time from to time to time, own or operate assets, property and undertaking with aggregate associated undiscounted and uninflated abandonment and reclamation liabilities (expressed in nominal dollars) exceeding Cdn.$15,000,000, which as of the Amended and Restated Closing Date is the Province of Alberta.

Schedule B-14

“Multiemployer Plan” means any Plan that is a “multiemployer plan” (as such term is defined in section 4001(a)(3) of ERISA).

“NAIC” means the National Association of Insurance Commissioners or any successor thereto.

“Non-Recourse Debt” means any indebtedness or other obligations (including obligations secured by Purchase Money Security Interests), and guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations of another Person which, in each case, are incurred to finance the creation, developments, construction or acquisition of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations, provided that the recourse of the lender thereof or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings) to the assets created, developed, constructed or acquired in respect of which such indebtedness, liabilities and obligations has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which the lender has recourse.

“Non-U.S. Plan” means any plan, fund or other similar program that (a) is established or maintained outside the United States of America by the Company or any Subsidiary primarily for the benefit of employees of the Company or one or more Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and (b) is not subject to ERISA or the Code.

“Notes” is defined in Section 1.2(b), except as used in Sections 2 or 6, “Notes” shall have the meaning as set forth in each of the Original 2008 Note Agreement, Original March 2010 Note Agreement, the Original December 2010 Note Agreement and the Original 2011 Note Agreement, respectively.

“Obsidian Parties” means the Company and each Subsidiary.

“Obligations” means, at any time, all direct and indirect, contingent and absolute, obligations and liabilities of the Company and the Subsidiary Guarantors to the holders of Notes under or in connection with this Agreement and the other Financing Agreements at such time, specifically including, without limitation, all accrued and unpaid interest thereon, any Make-Whole Amounts, all indemnity obligations arising under this Agreement or any other Financing Agreement, all fees payable in connection with prepayments, and all other fees, expenses and other amounts payable pursuant to the Financing Agreements, except that if otherwise specified or required by the context, “Obligations” shall mean any portion of the foregoing.

“Old GAAP” is defined in Section 23.4(a)(i).

“OFAC” is defined in Section 5.16(a).

Schedule B-15

“OFAC Listed Person” is defined in Section 5.16(a).

“OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing. A list of OFAC Sanctions Programs may be found at http://www.ustreas.gov/offices/enforcement/ofac/programs/.

“Officer’s Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

“Original Closing” means, (i) May 29, 2008 for the Original 2008 Note Agreement, (ii) March 16, 2010 for the Original March 2010 Note Agreement, (iii) December 2, 2010 in respect of the First Closing (as defined in the Original December 2010 Note Agreement) and January 4, 2011 in respect of the Second Closing (as defined in the Original December 2010 Note Agreement) for the Original December 2010 Note Agreement, and (iv) November 30, 2011 for the Original 2011 Note Agreement.

“Original 2008 Note Agreement” is defined in Section 1.1(a).

“Original 2011 Note Agreement” is defined in Section 1.1(d).

“Original December 2010 Note Agreement” is defined in Section 1.1(c).

“Original March 2010 Note Agreement” is defined in Section 1.1(b).

“Original Note Agreements” is defined in Section 1.1(d).

“Original Series G Notes” is defined in Section 1.1(a).

“Original Series S Notes” is defined in Section 1.1(b).

“Original Series X Notes” is defined in Section 1.1(c).

“Original Series Y Notes” is defined in Section 1.1(c).

“Original Series Z Notes” is defined in Section 1.1(c).

“Original Series EE Notes” is defined in Section 1.1(d).

“Outside Maturity Date” is defined in the definition of Convertible Debenture.

“P&NG Rights” means in respect of any Person, all of the right, title, estate and interest (whether legal or beneficial, contingent or absolute, present or future, vested or not and whether or not an “interest in land”) of such Person at such time in and to any, or such as are stipulated, of the following, by whatever name the same are known:

(a) rights to explore for, drill for, produce, take, save or market Petroleum Substances from or allocated to its lands or lands with which the same have been pooled or unitized;

Schedule B-16

(b) rights to a share of the production of Petroleum Substances from or allocated to its lands or lands with which the same have been pooled or unitized;

(c) rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances from or allocated to its lands or lands with which the same have been pooled or unitized;

(d) rights of a Person in lands or documents of title related thereto, including leases, subleases, licenses, permits, reservations, rights and privileges; and

(e) rights to acquire any of the above rights described in paragraphs (a) through (d) of this definition,

and includes interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests; fractional or undivided interests in any of the foregoing; freehold, leasehold or other interests; and options in respect of the foregoing; provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “P&NG Rights” shall be and shall be deemed to be references to P&NG Rights of the Company and its Restricted Subsidiaries.

“Partnership” means Obsidian Energy Partnership, a general partnership under the laws of Alberta, and its successors and permitted assigns.

“Payment” is defined in Section 5.9(b).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

“Peace River” means Peace River Oil Partnership, a partnership established under the laws of the Province of Alberta pursuant to the Peace River Partnership Agreement.

“Peace River Partnership Agreement” means the partnership agreement dated as of June 1, 2010, by and between Penn West Northern Harrier Partnership, PWSC and Winter Spark Resources, Inc., as initial partners.

“Permitted Encumbrances” means:

(a) undetermined or inchoate liens arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to Law against any of the Company and the Restricted Subsidiaries in respect of which no steps or proceedings to enforce such lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any lien which the Company or a Restricted Subsidiary is in good faith contesting if such contest involves no risk of loss of any material part of the property of the Company and the Restricted Subsidiaries taken as a whole;

Schedule B-17

(b) liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favor of any other Person conducting the development or operation of the property to which such liens relate, for any of the Company and the Restricted Subsidiaries’ portion of the costs and expenses of such development or operation, provided such costs or expenses are not due or delinquent or if due or delinquent, any lien which the Company or a Restricted Subsidiary is in good faith contesting if such contest involves no risk of loss of any material part of the property of the Company and the Restricted Subsidiaries taken as a whole;

(c) a sale or disposition of oil and gas properties resulting from any pooling or unit agreement entered into in the ordinary course of business when, in any of the Company’s and the Restricted Subsidiary’s reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such properties, provided that, the Company’s or Restricted Subsidiary’s resulting pooled or unitized interest is proportional (either on an acreage or reserve basis) to the interest contributed by it and is not materially less than the Company’s or Restricted Subsidiary’s interest in such oil and gas properties prior to such pooling or unitization and its obligations in respect thereof are not greater than its proportional share based on the interest acquired by it;

(d) to the extent a Lien is created or constituted thereby, farmout interests or overriding royalty interests, net profit interests, reversionary interests and carried interests in respect of any of the Company and the Restricted Subsidiaries’ oil and gas properties that are or were entered into with or granted to arm’s-length parties in accordance with sound industry practice and are otherwise not prohibited by this Agreement and, if applicable, the Security Documents and the Intercreditor Agreement;

(e) liens for penalties arising under non-participation provisions of operating agreements in respect of any of the Company and the Restricted Subsidiaries’ oil and gas properties, if such liens do not materially detract from the value of any material part of the property of the Company and the Restricted Subsidiaries taken as a whole;

(f) easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by any of the Company and the Restricted Subsidiaries’ (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such land or materially impair its use in the operation of the business of the Company and the Restricted Subsidiaries taken as a whole;

(g) any lien or trust arising in connection with worker’s compensation, employment insurance, pension and employment laws;

(h) the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise grant or permit acquired by any of the Company and the Restricted Subsidiaries, or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

Schedule B-18

(i) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(j) any right of first refusal in favor of any Person granted in the ordinary course of business with respect to all or any of the oil and gas properties of the Company and the Restricted Subsidiaries;

(k) any claim or Lien from time to time disclosed by the Company and the Restricted Subsidiaries to the holders of the Notes and which is consented to by the Required Holders;

(l) public and statutory liens not yet due and similar liens arising by operation of law;

(m) any Lien in favor of a landlord of leased real property in respect of the leasehold improvements made to, and other personal property of the tenant located on, such leased real property;

(n) Liens created by or pursuant to the Security Documents which for certainty secure obligations under the Bank Facility and this Agreement in accordance with the Intercreditor Agreement;

(o) prior to the Security Release Date and so long as the Intercreditor Agreement is in full force and effect, Liens securing obligations under the Bank Facility or Banking Services Agreements which rank pari passu with the Liens securing the Notes;

(p) [reserved]; and

(q) at any time prior to the Security Release Date, Liens granted or assumed by the Company and the Restricted Subsidiaries in connection with Non-Recourse Debt, the interest of any Person under any Purchase Money Security Interest and any other Lien not referred to elsewhere in this definition provided that the aggregate amount secured by all of the Liens described in this paragraph (q) does not at any time exceed Cdn.$15,000,000.

“Permitted Indebtedness” means, collectively:

(a) Indebtedness under the Notes;

(b) Indebtedness under the Bank Facility (up to the commitment and facility amounts as set forth therein on the Amended and Restated Closing Date);

(c) Indebtedness between the Company and any Restricted Subsidiary or between Restricted Subsidiaries;

Schedule B-19

(d) Permitted Swap Indebtedness;

(e) Indebtedness under the High Yield Notes;

(f) any Indebtedness of the Company or a Restricted Subsidiary not otherwise provided for above which is either unsecured or is incurred in respect of Purchase Money Security Interests or financial leases or secured by other Liens (excluding general Liens such as floating charges and general security agreements with respect to all or substantially all of the personal property of the Company or a Restricted Subsidiary, or all or substantially all of the receivables of the Company or a Restricted Subsidiary), up to an aggregate amount outstanding at any time, not exceeding the Threshold Amount; provided that no Event of Default is in existence at the time of the incurrence or assumption thereto;

(g) Indebtedness that is unsecured, secured by a junior lien or constitutes Subordinated Debt, provided that the net proceeds of such Indebtedness are applied to the permanent reduction and rateable repayment of the Notes and the obligations under the Bank Facility as set forth in Section 8.9; and

(h) any other Indebtedness incurred or assumed with the prior consent of Required Holders.

“Permitted Swap Indebtedness” means the actual indebtedness or obligations of the Company or any Subsidiary pursuant to an agreement permitted by the provisions of Sections 13.2(b), 13.2(c) and 13.2(d) of the Bank Facility as in effect on the Amended and Restated Closing Date.

“Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, business entity or Governmental Authority.

“Petroleum Substances” means petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing.

“Plan” means an “employee benefit plan” (as defined in Section 3(3) of ERISA) subject to Title I of ERISA that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

“property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“Proposed Prepayment Date” is defined in Section 8.8(b).

“Protective Claim Amount” is defined in Section 12.1.

“Purchase Money Security Interest” means a Lien, whether given to a vendor, a Lender, or any other Person, securing Indebtedness assumed or incurred as, or to provide, all or part of the purchase price or other acquisition cost of property, other than working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests and other economic interests in respect of Petroleum Substances, which Lien is limited exclusively to such property.

Schedule B-20

“Purchasers” is defined in Section 1.1(e).

“PWSC” means Penn West Sandhill Crane Ltd.

“Qualified Institutional Buyer” means any Person who is a “qualified institutional buyer” within the meaning of such term as set forth in Rule 144A(a)(l) under the Securities Act.

“Related Fund” means, with respect to any holder of any Note, any fund or entity that (a) invests in securities or bank loans, and (b) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor.

“Replacement Notes” is defined in Section 1.2(e).

“Required Holders” means, at any time, each of (1) the holders of a majority in principal amount of the Series G Notes at the time outstanding, (2) the holders of a majority in principal amount of the Series S Notes at the time outstanding, (3) the holders of a majority in principal amount of the Series X, Y and Z Notes at the time outstanding, and (4) the holders of a majority in principal amount of the Series EE Notes at the time outstanding (in each case exclusive of Notes then owned by the Company or any of its Affiliates).

“Requisite Secured Parties” is defined in the Intercreditor Agreement.

“Reserve Report” means a detailed report prepared by an Approved Petroleum Engineer which report shall (a) set forth the reserves attributable to the P&NG Rights as of the date thereof, (b) be prepared in accordance with National Instrument 51-101 and (c) at a minimum, set forth for the Company and each Subsidiary Guarantor royalty interests outstanding with respect to any P&NG Rights, the location, quantity, and type of Petroleum Substances, the developed producing reserves, proved and developed non-producing reserves, proved and undeveloped reserves, and total proven reserves, and a projection of the rate of production and future net revenue therefrom, based on product price and cost escalation assumptions set forth therein and other information customarily obtained from and provided in such reports.

“Responsible Officer” means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement.

“Restricted Period” means the period of time starting on the Amended and Restated Closing Date and ending on the date that the Company has made payments or prepayments in cash of an amount not less than [Redacted—Confidential] of the aggregate principal amount of the Notes.

“Restricted Subsidiary” means (i) those Subsidiaries listed on Schedule 5.4 and designated as a Restricted Subsidiary thereon, (ii) any other Subsidiary designated as a “Material Subsidiary” under the Bank Facility (or any equivalent thereof, howsoever defined) and (iii) Peace River.

Schedule B-21

“Securities Act” means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Security” is defined in Section 9.16(a).

“Security Documents” means all security agreements, mortgages, control agreements, pledge agreements, debentures and other documents (and amendments thereto) required to be provided to the holders of Notes pursuant to Section 9.16 and all other documents and agreements delivered by the Company and the other Subsidiary Guarantors to the holders of Notes or the Collateral Agent for the benefit of the holders of Notes from time to time as security for the payment and performance of the Obligations, and to create, perfect and give priority to the Security.

“Security Release Date” is defined in Section 9.16(g).

“Senior Financial Officer” means the Chief Financial Officer, Vice President Treasury and Compliance or Vice President Accounting and Reporting of the Company.

“Series E Notes” is defined in Section 1.1(a).

“Series F Notes” is defined in Section 1.1(a).

“Series G Make-Whole Amount” is defined in Section 8.7.

“Series G Notes” is defined in Section 1.2(b)(i).

“Series H Notes” is defined in Section 1.1(a).

“Series Q Notes” is defined in Section 1.1(b).

“Series R Notes” is defined in Section 1.1(b).

“Series S Make-Whole Amount” is defined in Section 8.7.

“Series S Notes” is defined in Section 1.2(b)(ii).

“Series T Notes” is defined in Section 1.1(b).

“Series U Notes” is defined in Section 1.1(b).

“Series V Notes” is defined in Section 1.1(b).

“Series W Notes” is defined in Section 1.1(c).

“Series X Make-Whole Amount” is defined in Section 8.7.

Schedule B-22

“Series X Notes” is defined in Section 1.2(b)(iii).

“Series Y Make-Whole Amount” is defined in Section 8.7.

“Series Y Notes” is defined in Section 1.2(b)(iv).

“Series Z Make-Whole Amount” is defined in Section 8.7.

“Series Z Notes” is defined in Section 1.2(b)(v).

“Series AA Notes” is defined in Section 1.1(c).

“Series BB Notes” is defined in Section 1.1(c).

“Series CC Notes” is defined in Section 1.1(d).

“Series DD Notes” is defined in Section 1.1(d).

“Series EE Make-Whole Amount” is defined in Section 8.7.

“Series EE Notes” is defined in Section 1.2(b)(vi).

“Series FF Notes” is defined in Section 1.1(d).

“Shut-in/Abandonment Event” means, as at any date of determination, the shut-in, abandonment and/or inactivity of wells that were previously active (producing) wells at the end of the most recently completed fiscal quarter of the Company (excluding shut-ins undertaken in the normal course of completions activities) but excluding, for greater certainty, any interruptions of production as at such date of determination arising pursuant to unplanned outages in respect of gas plants, gathering systems, processing facilities, equipment and other infrastructure assets (whether owned by the Company, any of its Restricted Subsidiaries or other Person) or any Force Majeure relating to any of the foregoing).

“Subordinated Debt” means all indebtedness for borrowed money created, incurred, assumed or guaranteed by the Company or a Restricted Subsidiary and which is owing to a Person or Persons other than the Company or a Restricted Subsidiary, provided the holders of such debt enter into a subordination and postponement agreement with the holders of the Note, which indebtedness has all of the following characteristics:

(a) an initial final maturity in respect of repayment of principal extending beyond the Outside Maturity Date at the time such Subordinated Debt is created, incurred, assumed or guaranteed;

(b) no scheduled cash principal payments thereunder prior to the Outside Maturity Date at the time such Subordinated Debt is created, incurred, assumed or guaranteed;

(c) such indebtedness shall be unsecured;

Schedule B-23

(d) upon the occurrence and during the continuance of any Default or Event of Default or the commencement of any proceedings in relation to dissolution, winding up, liquidation, receivership, insolvency or bankruptcy of the Company or a Restricted Subsidiary, as applicable, such indebtedness shall be postponed, subordinate and junior in right of payment to all payment obligations under this Agreement or any guarantee thereof;

(e) upon the occurrence of any Default or Event of Default, such indebtedness shall have a standstill period of not less than six months; and

(f) such indebtedness shall not have any covenants, events of default or other terms and conditions (except for pricing) which are more restrictive than those contained in this Agreement,

but does not in any event include Convertible Debentures.

“Subordinating Person” is defined in Section 9.11.

“Subordination Agreement” means a subordination agreement by the Company and each Restricted Subsidiary in favor of the holders of Notes, subordinating all present and future obligations owed to any of them from the Company and each Restricted Subsidiary that becomes a party thereto as a “Debtor Subsidiary”, to all present and future obligations owed by the Company and the Subsidiary Guarantors to the holders of Notes, which shall be satisfactory in form and substance to the holders of Notes, as amended, restated, supplemented, modified or replaced from time to time.

“Subsidiary” means as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any trust or partnership if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such trust or partnership can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a “Subsidiary” (including without limitation in the context of a reference to “the Company and its Subsidiaries” and similar phrasing) is a reference to a Subsidiary of the Company.

“Subsidiary Guarantee” means a guarantee by the Subsidiaries of the Company in effect on the Amended and Restated Closing Date and each other Subsidiary of the Company that becomes a party thereto pursuant to this Agreement, guaranteeing the obligations of the Company under the Financing Agreements to each holder of a Note, as amended, restated, supplemented, modified or replaced from time to time.

“Subsidiary Guarantor” means a Subsidiary of the Company that has executed and delivered a Subsidiary Guarantee to the holders of Notes, and in respect of which the holders of Notes have received a favorable legal opinion of counsel to the Company as to the due authorization, execution, delivery, legality, validity and enforceability of its obligations to the holders of Notes under the Subsidiary Guarantee, and that such obligations do not violate or conflict with any law, constating document or agreement to which it is a party or by which its assets are bound, nor violate any restrictions, if any, governing financial assistance (or similar restrictions in the applicable jurisdiction).

Schedule B-24

“SVO” means the Securities Valuation Office of the NAIC or any successor to such Office.

“Tax” means any tax (whether income, documentary, sales, stamp, registration, issue, capital, property, excise or otherwise), duty, assessment, levy, impost, fee, compulsory loan, charge or withholding.

“Tax Act” means the Income Tax Act (Canada).

“Tax Prepayment Acceptance Notice” is defined in Section 8.3.

“Tax Prepayment Notice” is defined in Section 8.3.

“Taxing Jurisdiction” is defined in Section 13.

“Term Conversion Date” has the meaning given such term in the Bank Facility as in effect immediately following the Amended and Restated Closing Date.

“Threshold Amount” means [Redacted – Confidential] or the Canadian Dollar equivalent thereof in any other currency.

“True-Up Payment” is defined in the Intercreditor Agreement.

“True-Up Payment Application” is defined in the Intercreditor Agreement.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is not a Restricted Subsidiary.

“Updated Cash Flow Projection” means the written report delivered by the Company to the holders of Notes summarizing (on a week by week basis) the Obsidian Parties’ 4 month cash flow, cash requirement projection and budget, such report to be in form and substance satisfactory to the holders, acting reasonably.

“U.S. dollars” or “U.S.$” means lawful money of the United States of America.

“USA Patriot Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Voting Securities” means securities in capital stock of any class of any corporation, partnership units in the case of a partnership, trust units in the case of a trust, or other evidence of ownership serving similar purposes, carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of an event will not be considered Voting Securities, whether or not such event will have occurred, nor will any securities be deemed to cease to be Voting Securities solely by reason of a right to vote accruing to securities of another class or classes by reason of the happening of such event.

Schedule B-25

EXHIBIT 1G

[Form of Series G Note]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM. UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) MAY 29, 2008, AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

OBSIDIAN ENERGY LTD.

8.52% Series G Senior Secured Guaranteed Note Due November 30, 2022

No. RG-[_____]	[Date]
U.S.$[_______]	PPN# 674482 C*3

FOR VALUE RECEIVED, the undersigned, OBSIDIAN ENERGY LTD. (herein called the “Company”), a corporation organized and existing under the laws of Alberta, hereby promises to pay to [______________] or registered assigns, the principal sum of [______________] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on the earlier of (i) November 30, 2022 or (ii) the last day of the Term Period (as defined in the Bank Facility) (as in effect on the date of the Note Purchase Agreement, as defined below), as defined in the Note Purchase Agreement) (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance hereof at the Interest Rate per annum as set forth below, payable semiannually, on the 29th day of November and May (each an “Interest Payment Date”) in each year, commencing with November 29, 2008, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Series G Make-Whole Amount or Protective Claim Amount, as applicable, at a rate per annum from time to time equal to the greater of (1) 2% over the Interest Rate and (2) 2% over the rate of interest publicly announced by Citibank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Exhibit 1G-1

Interest shall accrue on the unpaid balance hereof at the rate of (a) prior to the Amended and Restated Closing Date, 6.40% per annum payable in cash; (b) from and after the Amended and Restated Closing Date through September 30, 2021, 8.52% per annum payable in cash; and (c) from and after October 1, 2021, the sum of 8.52% per annum (payable in cash) plus an additional margin (the “Additional Margin”), equal to (i) 0.85% per annum if the Additional Margin is paid in cash, or (ii) 1.69% per annum if the Additional Margin is paid in kind, as a Capitalized Interest Amount (interest accrued during the applicable period specified in the foregoing clauses (a), (b) and (c) being referred to herein as the “Interest Rate”). Additional Margin will accrue on each day beginning on and including October 1, 2021 and (a) if paid in cash, will be payable on each Interest Payment Date, and (b) if paid in kind as a Capitalized Interest Amount, subject as hereinafter provided, will be added to the outstanding principal amount of this Series G Note on each Interest Payment Date (any and all interest payments that are paid in kind in accordance with the terms hereof are referred to collectively as the “Capitalized Interest Amounts”). No later than September 30, 2021, the Company shall deliver a written notice to the holder of this Series G Note making a one-time election to pay the Additional Margin in cash or in kind by addition of Capitalized Interest Amounts to the principal amount outstanding under this Series G Note. The election made under this Series G Note shall be the same election as made under each of the other Notes and as made under the Bank Facility. If the Company does not deliver such written notice by the date specified in the immediately preceding sentence, the Company shall be deemed to have elected to pay the Additional Margin in cash. Capitalized Interests Amounts shall become due when and to the extent provided herein or in the Note Purchase Agreement for the balance of the principal amount hereof.

All Capitalized Interest Amounts will for all purposes of this Series G Note and the Note Purchase Agreement constitute principal on this Series G Note, and (a) interest (including Additional Margin) shall begin to accrue on each Capitalized Interest Amount beginning on and including the day on which such Capitalized Interest Amount is added to the principal amount of this Series G Note, and (b) such interest shall accrue and be paid, together with the interest on the remaining principal amount of this Series G Note, in accordance with this Series G Note.

Interest on this Series G Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purpose of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment. The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Exhibit 1G-2

Notwithstanding anything herein to the contrary (a) all interest accrued (together with accrued Additional Margin that has not been capitalized) on the date that the entire then-outstanding principal amount of this Series G Note becomes due and payable, whether on the Maturity Date, by acceleration or otherwise, shall be due and payable in full in cash on such date, and (b) in respect of any partial repayment or prepayment of this Series G Note, all interest accrued and unpaid in respect of the portion of the Series G Note so repaid or prepaid, including accrued (together with accrued Additional Margin that has not been capitalized) but not capitalized Additional Margin, shall be due and payable in full in cash on such date.

Payments of principal of (including any Capitalized Interest Amounts, together with accrued Additional Margin that has not been capitalized), interest on and any Series G Make-Whole Amount or Protective Claim Amount with respect to this Series G Note are to be made in lawful money of the United States of America at Citibank, N.A. or at such other place as the Company shall have designated by written notice to the holder of this Series G Note as provided in the Note Purchase Agreement referred to below.

This Series G Note is one of a series of Senior Secured Guaranteed Notes (herein called the “Notes”) issued pursuant to the Amended, Restated and Consolidated Note Purchase Agreement, dated as of March 26, 2021 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Series G Note will be deemed, by its acceptance hereof, to have agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement. Unless otherwise indicated, capitalized terms used in this Series G Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Series G Note amends and restates and is given in substitution for, but not in satisfaction of, that certain Series G Senior Guaranteed Note due November 30, 2021, issued by the Company in favor of [__________] in the original principal amount of $[_____] (the “Existing Series G Note”). All amounts owing by the Company in respect of the Existing Series G Note shall continue to be owing by the Company under and shall be evidenced by this Series G Note.

This Series G Note is a registered Series G Note and, as provided in the Note Purchase Agreement, upon surrender of this Series G Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Series G Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Series G Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Series G Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Series G Note may be declared or otherwise become due and payable in the manner, at the price (including the Series G Make-Whole Amount or the Protective Claim Amount, as applicable) and with the effect provided in the Note Purchase Agreement.

Exhibit 1G-3

This Series G Note is guaranteed pursuant to the Subsidiary Guarantee and reference is hereby made thereto.

This Series G Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Series G Note shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

OBSIDIAN ENERGY LTD.

By:
Name: Peter D. Scott
Title: Senior Vice President and Chief Financial Officer

By:
Name:
Title:

Exhibit 1G-4

EXHIBIT 1S

[FORM OF SERIES S NOTE]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM. UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) MARCH 16, 2010, AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

OBSIDIAN ENERGY LTD.

7.97% SERIES S SENIOR SECURED GUARANTEED NOTE DUE NOVEMBER 30, 2022

No. RS-[____]	[Date]
U.S.$[_______]	PPN # 674482 C@1

FOR VALUE RECEIVED, the undersigned, OBSIDIAN ENERGY LTD. (herein called the “Company”), a corporation organized and existing under the laws of Alberta, hereby promises to pay to [__________], or registered assigns, the principal sum of [_______________] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on the earlier of (i) November 30, 2022 or (ii) the last day of the Term Period (as defined in the Bank Facility (as in effect on the date of the Note Purchase Agreement, as defined below), as defined in the Note Purchase Agreement) (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance hereof at the Interest Rate per annum as set forth below, payable semiannually, on the 16th day of March and September (each an “Interest Payment Date”) in each year, commencing with September 16, 2010, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Series S Make-Whole Amount or Protective Claim Amount, as applicable, at a rate per annum from time to time equal to the greater of (1) 2% over the Interest Rate and (2) 2% over the rate of interest publicly announced by Citibank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Exhibit 1S-1

Interest shall accrue on the unpaid balance hereof at the rate of (a) prior to the Amended and Restated Closing Date, 5.85% per annum payable in cash; (b) from and after the Amended and Restated Closing Date through September 30, 2021, 7.97% per annum payable in cash; and (c) from and after October 1, 2021, the sum of 7.97% per annum (payable in cash) plus an additional margin (the “Additional Margin”), equal to (i) 0.85% per annum if the Additional Margin is paid in cash, or (ii) 1.69% per annum if the Additional Margin is paid in kind, as a Capitalized Interest Amount (interest accrued during the applicable period specified in the foregoing clauses (a), (b) and (c) being referred to herein as the “Interest Rate”). Additional Margin will accrue on each day beginning on and including October 1, 2021 and (a) if paid in cash, will be payable on each Interest Payment Date, and (b) if paid in kind as a Capitalized Interest Amount, subject as hereinafter provided, will be added to the outstanding principal amount of this Series S Note on each Interest Payment Date (any and all interest payments that are paid in kind in accordance with the terms hereof are referred to collectively as the “Capitalized Interest Amounts”). No later than September 30, 2021, the Company shall deliver a written notice to the holder of this Series S Note making a one-time election to pay the Additional Margin in cash or in kind by addition of Capitalized Interest Amounts to the principal amount outstanding under this Series S Note. The election made under this Series S Note shall be the same election as made under each of the other Notes and as made under the Bank Facility. If the Company does not deliver such written notice by the date specified in the immediately preceding sentence, the Company shall be deemed to have elected to pay the Additional Margin in cash. Capitalized Interests Amounts shall become due when and to the extent provided herein or in the Note Purchase Agreement for the balance of the principal amount hereof.

All Capitalized Interest Amounts will for all purposes of this Series S Note and the Note Purchase Agreement constitute principal on this Series S Note, and (a) interest (including Additional Margin) shall begin to accrue on each Capitalized Interest Amount beginning on and including the day on which such Capitalized Interest Amount is added to the principal amount of this Series S Note, and (b) such interest shall accrue and be paid, together with the interest on the remaining principal amount of this Series S Note, in accordance with this Series S Note.

Interest on this Series S Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purpose of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment. The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Exhibit 1S-2

Notwithstanding anything herein to the contrary (a) all interest accrued (together with accrued Additional Margin that has not been capitalized) on the date that the entire then-outstanding principal amount of this Series S Note becomes due and payable, whether on the Maturity Date, by acceleration or otherwise, shall be due and payable in full in cash on such date, and (b) in respect of any partial repayment or prepayment of this Series S Note, all interest accrued and unpaid in respect of the portion of the Series S Note so repaid or prepaid, including accrued (together with accrued Additional Margin that has not been capitalized) but not capitalized Additional Margin, shall be due and payable in full in cash on such date.

Payments of principal of (including any Capitalized Interest Amounts, together with accrued Additional Margin that has not been capitalized), interest on and any Series S Make-Whole Amount or Protective Claim Amount with respect to this Series S Note are to be made in lawful money of the United States of America at Citibank, N.A. or at such other place as the Company shall have designated by written notice to the holder of this Series S Note as provided in the Note Purchase Agreement referred to below.

This Series S Note is one of a series of Senior Secured Guaranteed Notes (herein called the “Series S Notes”) issued pursuant to the Amended, Restated and Consolidated Note Purchase Agreement, dated as of March 26, 2021 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Series S Note will be deemed, by its acceptance hereof, to have agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement. Unless otherwise indicated, capitalized terms used in this Series S Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Series S Note amends and restates and is given in substitution for, but not in satisfaction of, that certain Series S Senior Guaranteed Note due November 30, 2021, issued by the Company in favor of [__________] in the original principal amount of $[_____] (the “Existing Series S Note”). All amounts owing by the Company in respect of the Existing Series S Note shall continue to be owing by the Company under and shall be evidenced by this Series S Note.

This Series S Note is a registered Series S Note and, as provided in the Note Purchase Agreement, upon surrender of this Series S Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Series S Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Series S Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Series S Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Series S Note may be declared or otherwise become due and payable in the manner, at the price (including the Series S Make-Whole Amount or the Protective Claim Amount, as applicable) and with the effect provided in the Note Purchase Agreement.

Exhibit 1S-3

This Series S Note is guaranteed pursuant to the Subsidiary Guarantee and reference is hereby made thereto.

This Series S Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Series S Note shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

OBSIDIAN ENERGY LTD.

By:
Name: Peter D. Scott
Title: Senior Vice President and Chief Financial Officer

By:
Name:
Title:

Exhibit 1S-4

EXHIBIT 1X

[Form of Series X Note]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM. UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) DECEMBER 2, 2010, AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

OBSIDIAN ENERGY LTD.

7.00% Series X Senior Secured Guaranteed Note Due November 30, 2022

No. RX-[_____]	[Date]
U.S.$[_____]	PPN # 674482 C#9

FOR VALUE RECEIVED, the undersigned, OBSIDIAN ENERGY LTD. (herein called the “Company”), a corporation organized and existing under the laws of Alberta, hereby promises to pay to [__________], or registered assigns, the principal sum of [__________________] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on the earlier of (i) November 30, 2022 or (ii) the last day of the Term Period (as defined in the Bank Facility (as in effect on the date of the Note Purchase Agreement, as defined below) as defined in the Note Purchase Agreement) (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance hereof at the Interest Rate per annum as set forth below, payable semiannually, on the 2nd day of December and June (each an “Interest Payment Date”) in each year, commencing with June 2, 2011 until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Series X Make-Whole Amount or Protective Claim Amount, as applicable, at a rate per annum from time to time equal to the greater of (1) 2% over the Interest Rate and (2) 2% over the rate of interest publicly announced by Citibank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Exhibit 1X-1

Interest shall accrue on the unpaid balance hereof at the rate of (a) prior to the Amended and Restated Closing Date, 4.88% per annum payable in cash; (b) from and after the Amended and Restated Closing Date through September 30, 2021, 7.00% per annum payable in cash; and (c) from and after October 1, 2021, the sum of 7.00% per annum (payable in cash) plus an additional margin (the “Additional Margin”), equal to (i) 0.85% per annum if the Additional Margin is paid in cash, or (ii) 1.69% per annum if the Additional Margin is paid in kind, as a Capitalized Interest Amount (interest accrued during the applicable period specified in the foregoing clauses (a), (b) and (c) being referred to herein as the “Interest Rate”). Additional Margin will accrue on each day beginning on and including October 1, 2021 and (a) if paid in cash, will be payable on each Interest Payment Date, and (b) if paid in kind as a Capitalized Interest Amount, subject as hereinafter provided, will be added to the outstanding principal amount of this Series X Note on each Interest Payment Date (any and all interest payments that are paid in kind in accordance with the terms hereof are referred to collectively as the “Capitalized Interest Amounts”). No later than September 30, 2021, the Company shall deliver a written notice to the holder of this Series X Note making a one-time election to pay the Additional Margin in cash or in kind by addition of Capitalized Interest Amounts to the principal amount outstanding under this Series X Note. The election made under this Series X Note shall be the same election as made under each of the other Notes and as made under the Bank Facility. If the Company does not deliver such written notice by the date specified in the immediately preceding sentence, the Company shall be deemed to have elected to pay the Additional Margin in cash. Capitalized Interests Amounts shall become due when and to the extent provided herein or in the Note Purchase Agreement for the balance of the principal amount hereof.

All Capitalized Interest Amounts will for all purposes of this Series X Note and the Note Purchase Agreement constitute principal on this Series X Note, and (a) interest (including Additional Margin) shall begin to accrue on each Capitalized Interest Amount beginning on and including the day on which such Capitalized Interest Amount is added to the principal amount of this Series X Note, and (b) such interest shall accrue and be paid, together with the interest on the remaining principal amount of this Series X Note, in accordance with this Series X Note.

Interest on this Series X Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purpose of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i)the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment. The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Exhibit 1X-2

Notwithstanding anything herein to the contrary (a) all interest accrued (together with accrued Additional Margin that has not been capitalized) on the date that the entire then-outstanding principal amount of this Series X Note becomes due and payable, whether on the Maturity Date, by acceleration or otherwise, shall be due and payable in full in cash on such date, and (b) in respect of any partial repayment or prepayment of this Series X Note, all interest accrued and unpaid in respect of the portion of the Series X Note so repaid or prepaid, including accrued (together with accrued Additional Margin that has not been capitalized) but not capitalized Additional Margin, shall be due and payable in full in cash on such date.

Payments of principal of (including any Capitalized Interest Amounts, together with accrued Additional Margin that has not been capitalized), interest on and any Series X Make-Whole Amount or Protective Claim Amount with respect to this Series X Note are to be made in lawful money of the United States of America at Citibank, N.A. or at such other place as the Company shall have designated by written notice to the holder of this Series X Note as provided in the Note Purchase Agreement referred to below.

This Series X Note is one of a series of Senior Secured Guaranteed Notes (herein called the “Series X Notes”) issued pursuant to the Amended, Restated and Consolidated Note Purchase Agreement, dated as of March 26, 2021 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Series X Note will be deemed, by its acceptance hereof, to have agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement. Unless otherwise indicated, capitalized terms used in this Series X Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Series X Note amends and restates and is given in substitution for, but not in satisfaction of, that certain Series X Senior Guaranteed Note due November 30, 2021, issued by the Company in favor of [__________] in the original principal amount of $[_____] (the “Existing Series X Note”). All amounts owing by the Company in respect of the Existing Series X Note shall continue to be owing by the Company under and shall be evidenced by this Series X Note.

This Series X Note is a registered Series X Note and, as provided in the Note Purchase Agreement, upon surrender of this Series X Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Series X Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Series X Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Series X Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Series X Note may be declared or otherwise become due and payable in the manner, at the price (including the Series X Make-Whole Amount or the Protective Claim Amount, as applicable) and with the effect provided in the Note Purchase Agreement.

Exhibit 1X-3

This Series X Note is guaranteed pursuant to the Subsidiary Guarantee and reference is hereby made thereto.

This Series X Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Series X Note shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

OBSIDIAN ENERGY LTD.

By:
Name: Peter D. Scott
Title: Senior Vice President and Chief Financial Officer

By:
Name:
Title:

Exhibit 1X-4

EXHIBIT 1Y

[Form of Series Y Note]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM. UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) DECEMBER 2, 2010, AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

OBSIDIAN ENERGY LTD.

7.10% Series Y Senior Secured Guaranteed Note Due November 30, 2022

No. RY-[_____]	[Date]
U.S.$[_____]	PPN # 674482 D*2

FOR VALUE RECEIVED, the undersigned, OBSIDIAN ENERGY LTD. (herein called the “Company”), a corporation organized and existing under the laws of Alberta, hereby promises to pay to [_______], or registered assigns, the principal sum of [_____________] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on the earlier of (i) November 30, 2022 or (ii) the last day of the Term Period (as defined in the Bank Facility (as in effect on the date of the Note Purchase Agreement, as defined below) as defined in the Note Purchase Agreement) (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance hereof at the Interest Rate per annum as set forth below, payable semiannually, on the 2nd day of December and June (each an “Interest Payment Date”) in each year, commencing with June 2, 2011, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Series Y Make-Whole Amount or Protective Claim Amount, as applicable, at a rate per annum from time to time equal to the greater of (1) 2% over the Interest Rate and (2) 2% over the rate of interest publicly announced by Citibank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Exhibit 1Y-1

Interest shall accrue on the unpaid balance hereof at the rate of (a) prior to the Amended and Restated Closing Date, 4.98% per annum payable in cash; (b) from and after the Amended and Restated Closing Date through September 30, 2021, 7.10% per annum payable in cash; and (c) from and after October 1, 2021, the sum of 7.10% per annum (payable in cash) plus an additional margin (the “Additional Margin”), equal to (i) 0.85% per annum if the Additional Margin is paid in cash, or (ii) 1.69% per annum if the Additional Margin is paid in kind, as a Capitalized Interest Amount (interest accrued during the applicable period specified in the foregoing clauses (a), (b) and (c) being referred to herein as the “Interest Rate”). Additional Margin will accrue on each day beginning on and including October 1, 2021 and (a) if paid in cash, will be payable on each Interest Payment Date, and (b) if paid in kind as a Capitalized Interest Amount, subject as hereinafter provided, will be added to the outstanding principal amount of this Series Y Note on each Interest Payment Date (any and all interest payments that are paid in kind in accordance with the terms hereof are referred to collectively as the “Capitalized Interest Amounts”). No later than September 30, 2021, the Company shall deliver a written notice to the holder of this Series Y Note making a one-time election to pay the Additional Margin in cash or in kind by addition of Capitalized Interest Amounts to the principal amount outstanding under this Series Y Note. The election made under this Series Y Note shall be the same election as made under each of the other Notes and as made under the Bank Facility. If the Company does not deliver such written notice by the date specified in the immediately preceding sentence, the Company shall be deemed to have elected to pay the Additional Margin in cash. Capitalized Interests Amounts shall become due when and to the extent provided herein or in the Note Purchase Agreement for the balance of the principal amount hereof.

All Capitalized Interest Amounts will for all purposes of this Series Y Note and the Note Purchase Agreement constitute principal on this Series Y Note, and (a) interest (including Additional Margin) shall begin to accrue on each Capitalized Interest Amount beginning on and including the day on which such Capitalized Interest Amount is added to the principal amount of this Series Y Note, and (b) such interest shall accrue and be paid, together with the interest on the remaining principal amount of this Series Y Note, in accordance with this Series Y Note.

Interest on this Series Y Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purpose of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment. The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Exhibit 1Y-2

Notwithstanding anything herein to the contrary (a) all interest accrued (together with accrued Additional Margin that has not been capitalized) on the date that the entire then-outstanding principal amount of this Series Y Note becomes due and payable, whether on the Maturity Date, by acceleration or otherwise, shall be due and payable in full in cash on such date, and (b) in respect of any partial repayment or prepayment of this Series Y Note, all interest accrued and unpaid in respect of the portion of the Series Y Note so repaid or prepaid, including accrued (together with accrued Additional Margin that has not been capitalized) but not capitalized Additional Margin, shall be due and payable in full in cash on such date.

Payments of principal of (including any Capitalized Interest Amounts, together with accrued Additional Margin that has not been capitalized), interest on and any Series Y Make-Whole Amount or Protective Claim Amount with respect to this Series Y Note are to be made in lawful money of the United States of America at Citibank, N.A. or at such other place as the Company shall have designated by written notice to the holder of this Series Y Note as provided in the Note Purchase Agreement referred to below.

This Series Y Note is one of a series of Senior Secured Guaranteed Notes (herein called the “Series Y Notes”) issued pursuant to the Amended, Restated and Consolidated Note Purchase Agreement, dated as of March 26, 2021 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Series Y Note will be deemed, by its acceptance hereof, to have agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement. Unless otherwise indicated, capitalized terms used in this Series Y Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Series Y Note amends and restates and is given in substitution for, but not in satisfaction of, that certain Series Y Senior Guaranteed Note due November 30, 2021, issued by the Company in favor of [__________] in the original principal amount of $[_____] (the “Existing Series Y Note”). All amounts owing by the Company in respect of the Existing Series Y Note shall continue to be owing by the Company under and shall be evidenced by this Series Y Note.

This Series Y Note is a registered Series Y Note and, as provided in the Note Purchase Agreement, upon surrender of this Series Y Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Series Y Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Series Y Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Series Y Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Series Y Note may be declared or otherwise become due and payable in the manner, at the price (including the Series Y Make-Whole Amount or the Protective Claim Amount, as applicable) and with the effect provided in the Note Purchase Agreement.

Exhibit 1Y-3

This Series Y Note is guaranteed pursuant to the Subsidiary Guarantee and reference is hereby made thereto.

This Series Y Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Series Y Note shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

OBSIDIAN ENERGY LTD.

By:
Name: Peter D. Scott
Title: Senior Vice President and Chief Financial Officer

By:
Name:
Title:

Exhibit 1Y-4

EXHIBIT 1Z

[Form of Series Z Note]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM. UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) JANUARY 4, 2011, AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

OBSIDIAN ENERGY LTD.

7.35% Series Z Senior Secured Guaranteed Note Due November 30, 2022

No. RZ-[_____]	[Date]
U.S.$[_____]	PPN # 674482 D@0

FOR VALUE RECEIVED, the undersigned, OBSIDIAN ENERGY LTD. (herein called the “Company”), a corporation organized and existing under the laws of Alberta, hereby promises to pay to [_______], or registered assigns, the principal sum of [______________] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on the earlier of (i) November 30, 2022 or (ii) the last day of the Term Period (as defined in the Bank Facility (as in effect on the date of the Note Purchase Agreement, as defined below), as defined in the Note Purchase Agreement) (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance hereof at the Interest Rate per annum as set forth below, payable semiannually, on the 2nd day of December and June (each an “Interest Payment Date”) in each year, commencing with June 2, 2011, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Series Z Make-Whole Amount or Protective Claim Amount, as applicable, at a rate per annum from time to time equal to the greater of (1) 2% over the Interest Rate and (2) 2% over the rate of interest publicly announced by Citibank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Exhibit 1Z-1

Interest shall accrue on the unpaid balance hereof at the rate of (a) prior to the Amended and Restated Closing Date, 5.23% per annum payable in cash; (b) from and after the Amended and Restated Closing Date through September 30, 2021, 7.35% per annum payable in cash; and (c) from and after October 1, 2021, the sum of 7.35% per annum (payable in cash) plus an additional margin (the “Additional Margin”), equal to (i) 0.85% per annum if the Additional Margin is paid in cash, or (ii) 1.69% per annum if the Additional Margin is paid in kind, as a Capitalized Interest Amount (interest accrued during the applicable period specified in the foregoing clauses (a), (b) and (c) being referred to herein as the “Interest Rate”). Additional Margin will accrue on each day beginning on and including October 1, 2021 and (a) if paid in cash, will be payable on each Interest Payment Date, and (b) if paid in kind as a Capitalized Interest Amount, subject as hereinafter provided, will be added to the outstanding principal amount of this Series Z Note on each Interest Payment Date (any and all interest payments that are paid in kind in accordance with the terms hereof are referred to collectively as the “Capitalized Interest Amounts”). No later than September 30, 2021, the Company shall deliver a written notice to the holder of this Series Z Note making a one-time election to pay the Additional Margin in cash or in kind by addition of Capitalized Interest Amounts to the principal amount outstanding under this Series Z Note. The election made under this Series Z Note shall be the same election as made under each of the other Notes and as made under the Bank Facility. If the Company does not deliver such written notice by the date specified in the immediately preceding sentence, the Company shall be deemed to have elected to pay the Additional Margin in cash. Capitalized Interests Amounts shall become due when and to the extent provided herein or in the Note Purchase Agreement for the balance of the principal amount hereof.

All Capitalized Interest Amounts will for all purposes of this Series Z Note and the Note Purchase Agreement constitute principal on this Series Z Note, and (a) interest (including Additional Margin) shall begin to accrue on each Capitalized Interest Amount beginning on and including the day on which such Capitalized Interest Amount is added to the principal amount of this Series Z Note, and (b) such interest shall accrue and be paid, together with the interest on the remaining principal amount of this Series Z Note, in accordance with this Series Z Note.

Interest on this Series Z Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purpose of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment. The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Exhibit 1Z-2

Notwithstanding anything herein to the contrary (a) all interest accrued (together with accrued Additional Margin that has not been capitalized) on the date that the entire then-outstanding principal amount of this Series Z Note becomes due and payable, whether on the Maturity Date, by acceleration or otherwise, shall be due and payable in full in cash on such date, and (b) in respect of any partial repayment or prepayment of this Series Z Note, all interest accrued and unpaid in respect of the portion of the Series Z Note so repaid or prepaid, including accrued (together with accrued Additional Margin that has not been capitalized) but not capitalized Additional Margin, shall be due and payable in full in cash on such date.

Payments of principal of (including any Capitalized Interest Amounts, together with accrued Additional Margin that has not been capitalized), interest on and any Series Z Make-Whole Amount or Protective Claim Amount with respect to this Series Z Note are to be made in lawful money of the United States of America at Citibank, N.A. or at such other place as the Company shall have designated by written notice to the holder of this Series Z Note as provided in the Note Purchase Agreement referred to below.

This Series Z Note is one of a series of Senior Secured Guaranteed Notes (herein called the “Series Z Notes”) issued pursuant to the Amended, Restated and Consolidated Note Purchase Agreement, dated as of March 26, 2021 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Series Z Note will be deemed, by its acceptance hereof, to have agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement. Unless otherwise indicated, capitalized terms used in this Series Z Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Series Z Note amends and restates and is given in substitution for, but not in satisfaction of, that certain Series Z Senior Guaranteed Note due November 30, 2021, issued by the Company in favor of [__________] in the original principal amount of $[_____] (the “Existing Series Z Note”). All amounts owing by the Company in respect of the Existing Series Z Note shall continue to be owing by the Company under and shall be evidenced by this Series Z Note.

This Series Z Note is a registered Series Z Note and, as provided in the Note Purchase Agreement, upon surrender of this Series Z Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Series Z Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Series Z Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Series Z Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Series Z Note may be declared or otherwise become due and payable in the manner, at the price (including the Series Z Make-Whole Amount or the Protective Claim Amount, as applicable) and with the effect provided in the Note Purchase Agreement.

Exhibit 1Z-3

This Series Z Note is guaranteed pursuant to the Subsidiary Guarantee and reference is hereby made thereto.

This Series Z Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Series Z Note shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

OBSIDIAN ENERGY LTD.

By:
Name: Peter D. Scott
Title: Senior Vice President and Chief Financial Officer

By:
Name:
Title:

Exhibit 1Z-4

Exhibit 1EE

[Form of Series EE Note]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM. UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER NOVEMBER 30, 2011.

OBSIDIAN ENERGY LTD.

6.91% Series EE Senior Secured Guaranteed Note Due November 30, 2022

No. REE-[_____]	[Date]
U.S.$[_____]	PPN # 674482 D#8

FOR VALUE RECEIVED, the undersigned, OBSIDIAN ENERGY LTD. (herein called the “Company”), a corporation organized and existing under the laws of Alberta, hereby promises to pay to [__________], or registered assigns, the principal sum of [____________________] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on the earlier of (i) November 30, 2022 or (ii) the last day of the Term Period (as defined in the Bank Facility (as in effect on the date of the Note Purchase Agreement, as defined below), as defined in the Note Purchase Agreement) (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance hereof at the Interest Rate per annum as set forth below, payable semiannually, on the last day of November and May (each an “Interest Payment Date”) in each year, commencing with May 31, 2012, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Series EE Make-Whole Amount or Protective Claim Amount, as applicable, at a rate per annum from time to time equal to the greater of (1) 2% over the Interest Rate and (2) 2% over the rate of interest publicly announced by Citibank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Exhibit 1EE-1

Interest shall accrue on the unpaid balance hereof at the rate of (a) prior to the Amended and Restated Closing Date, 4.79% per annum payable in cash; (b) from and after the Amended and Restated Closing Date through September 30, 2021, 6.91% per annum payable in cash; and (c) from and after October 1, 2021, the sum of 6.91% per annum (payable in cash) plus an additional margin (the “Additional Margin”), equal to (i) 0.85% per annum if the Additional Margin is paid in cash, or (ii) 1.69% per annum if the Additional Margin is paid in kind, as a Capitalized Interest Amount (interest accrued during the applicable period specified in the foregoing clauses (a), (b) and (c) being referred to herein as the “Interest Rate”). Additional Margin will accrue on each day beginning on and including October 1, 2021 and (a) if paid in cash, will be payable on each Interest Payment Date, and (b) if paid in kind as a Capitalized Interest Amount, subject as hereinafter provided, will be added to the outstanding principal amount of this Series EE Note on each Interest Payment Date (any and all interest payments that are paid in kind in accordance with the terms hereof are referred to collectively as the “Capitalized Interest Amounts”). No later than September 30, 2021, the Company shall deliver a written notice to the holder of this Series EE Note making a one-time election to pay the Additional Margin in cash or in kind by addition of Capitalized Interest Amounts to the principal amount outstanding under this Series EE Note. The election made under this Series EE Note shall be the same election as made under each of the other Notes and as made under the Bank Facility. If the Company does not deliver such written notice by the date specified in the immediately preceding sentence, the Company shall be deemed to have elected to pay the Additional Margin in cash. Capitalized Interests Amounts shall become due when and to the extent provided herein or in the Note Purchase Agreement for the balance of the principal amount hereof.

All Capitalized Interest Amounts will for all purposes of this Series EE Note and the Note Purchase Agreement constitute principal on this Series EE Note, and (a) interest (including Additional Margin) shall begin to accrue on each Capitalized Interest Amount beginning on and including the day on which such Capitalized Interest Amount is added to the principal amount of this Series EE Note, and (b) such interest shall accrue and be paid, together with the interest on the remaining principal amount of this Series EE Note, in accordance with this Series EE Note.

Interest on this Series EE Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purpose of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment. The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Exhibit 1EE-2

Notwithstanding anything herein to the contrary (a) all interest accrued (together with accrued Additional Margin that has not been capitalized) on the date that the entire then-outstanding principal amount of this Series EE Note becomes due and payable, whether on the Maturity Date, by acceleration or otherwise, shall be due and payable in full in cash on such date, and (b) in respect of any partial repayment or prepayment of this Series EE Note, all interest accrued and unpaid in respect of the portion of the Series EE Note so repaid or prepaid, including accrued (together with accrued Additional Margin that has not been capitalized) but not capitalized Additional Margin, shall be due and payable in full in cash on such date.

Payments of principal of (including any Capitalized Interest Amounts, together with accrued Additional Margin that has not been capitalized), interest on and any Series EE Make-Whole Amount or Protective Claim Amount with respect to this Series EE Note are to be made in lawful money of the United States of America at Citibank, N.A. or at such other place as the Company shall have designated by written notice to the holder of this Series EE Note as provided in the Note Purchase Agreement referred to below.

This Series EE Note is one of a series of Senior Secured Guaranteed Notes (herein called the “Series EE Notes”) issued pursuant to the Amended, Restated and Consolidated Note Purchase Agreement, dated as of March 26, 2021 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Series EE Note will be deemed, by its acceptance hereof, to have agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement. Unless otherwise indicated, capitalized terms used in this Series EE Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Series EE Note amends and restates and is given in substitution for, but not in satisfaction of, that certain Series EE Senior Guaranteed Note due November 30, 2021, issued by the Company in favor of [__________] in the original principal amount of $[_____] (the “Existing Series EE Note”). All amounts owing by the Company in respect of the Existing Series EE Note shall continue to be owing by the Company under and shall be evidenced by this Series EE Note.

This Series EE Note is a registered Series EE Note and, as provided in the Note Purchase Agreement, upon surrender of this Series EE Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Series EE Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Series EE Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Series EE Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Series EE Note may be declared or otherwise become due and payable in the manner, at the price (including the Series EE Make-Whole Amount or the Protective Claim Amount, as applicable) and with the effect provided in the Note Purchase Agreement.

This Series EE Note is guaranteed pursuant to the Subsidiary Guarantee and reference is hereby made thereto.

Exhibit 1EE-3

This Series EE Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Series EE Note shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

OBSIDIAN ENERGY LTD.

By:
Name:	Peter D. Scott
Title:	Senior Vice President and Chief Financial Officer

By:
Name:
Title:

Exhibit 1EE-4

EXHIBIT 9.9

Form of Notice of Designation

TO:	The holders of Series G, S, X, Y, Z and EE Notes of Obsidian Energy Ltd. (collectively, the “Notes”)

RE:	Amended, Restated and Consolidated Note Purchase Agreement dated as of March 26, 2021 (the “Note Purchase Agreement”)

1. Capitalized terms in this Certificate shall have the meanings set out in the Note Purchase Agreement.

2. Pursuant to Section 9.9 of the Note Purchase Agreement, the Company hereby designates [Name of Subsidiary] (currently an Unrestricted Subsidiary) as a Restricted Subsidiary under and for the purposes of the Note Purchase Agreement and the other Financing Agreements.

3. No Default or Event of Default (including as determined by a Current Financial Covenant Testing) will exist immediately following such designation.

4. The Company is entitled pursuant to the terms of the Note Purchase Agreement to make the designation in this Certificate. In particular, [Name of Subsidiary] has not previously been the subject of any designation under Section 9.9 of the Note Purchase Agreement [except—provide relevant details].

5. The Restricted Subsidiaries and Unrestricted Subsidiaries under and for the purposes of the Note Purchase Agreement and the Financing Agreements as of the date hereof are as set forth in Exhibit A to this Certificate.

DATED this ____ day of ______________.

OBSIDIAN ENERGY LTD.

By:
Name:
Title:

By:
Name:
Title:

Exhibit 9.9-1

Exhibit A to Notice of Designation

Restricted and Unrestricted Subsidiaries

Effective Date: •, 20•

Restricted Subsidiaries

[•]

Unrestricted Subsidiaries

[•]

Exhibit 9.9-2

SCHEDULE 5.3

Additional Disclosure Materials

Annual Reports as posted on SEDAR or on the Company’s website.

Schedule 5.3-1

SCHEDULE 5.4

Subsidiaries of the Company and Ownership of Subsidiaries

A.	Company Subsidiaries (Section 5.4(a)(i))

Name	Jurisdiction of Formation	Designation	Ownership

1116760 B.C. Ltd.	British Columbia	Subsidiary	100% owned by Obsidian Energy Ltd.

1295739 Alberta Ltd.	Alberta	Subsidiary	100% owned by Obsidian Energy Ltd.

1329813 Alberta Ltd.	Alberta	Subsidiary	100% owned by Obsidian Energy Ltd.

1647456 Alberta Ltd.	Alberta	Restricted	100% owned by Obsidian Energy Ltd.

Cordova Gas Resources Ltd.	Alberta	Subsidiary	100% owned by Obsidian Energy Ltd.

Peace River Oil Partnership	Alberta	Restricted	General partner interests owned by Penn West Northern Harrier Partnership (54.99%), Penn West Sandhill Crane Ltd. (0.01%) and an unrelated third party (45.00%)

Penn West Northern Harrier Partnership	Alberta	Restricted	General partner interests owned by Penn West PROP Limited Partnership (99.99%) and Penn West Sandhill Crane Ltd. (0.01%)

Schedule 5.4-1

Penn West Petroleum, Inc.	Delaware	Subsidiary	100% owned by Obsidian Energy Ltd.
Obsidian Energy Partnership	Alberta	Restricted	General partner interests owned by Obsidian Energy Ltd. (99.99%) and 1647456 Alberta Ltd. (0.01%)
Penn West PROP HoldCo Ltd.	Alberta	Restricted	100% owned by Obsidian Energy Ltd.
Penn West PROP Limited Partnership	Alberta	Restricted	99.99% limited partner interest owned by Obsidian Energy Ltd. 0.01% general partner interest owned by Penn West PROP Holdco Ltd.
Penn West Reece Acquisition Ltd.	Alberta	Subsidiary	100% owned by Obsidian Energy Ltd.
Penn West Sandhill Crane Ltd.	Alberta	Restricted	100% owned by Obsidian Energy Ltd.
Upton Resources USA, Inc.	Montana	Subsidiary	100% owned Penn West Petroleum Inc.

B.	Affiliates of the Company, Other than Subsidiaries (Section 5.4(a)(ii))

[Nil]

Schedule 5.4-2

C.	Agreements Restricting the Payment of Dividends or Distributions out of Profits (Section 5.4(d)

The Bank Facility contains a limitation on Distributions equivalent to that in Section 10.10 of this Agreement.

Schedule 5.4-3

SCHEDULE 5.4(e)

Property of Unrestricted Subsidiaries

Personal property of Unrestricted Subsidiaries

Nil material or operating assets.

Real property of Unrestricted Subsidiaries

[Redacted - Confidential]

Schedule 5.4(e)

SCHEDULE 5.15

Existing Indebtedness and Liens

A.	Existing Indebtedness and Liens (Section 5.15(a))

Obligor	Obligee	Principal Amount	Collateral	Guarantors
The Company	A syndicate of Banks with Royal Bank of Canada as administrative agent	Up to Cdn. $440,000,000	Secured on a pari passu basis with the Security	The Company and the Subsidiary Guarantors
The Company	The Purchasers	U.S.$46,243,749.92	Security	The Company and the Subsidiary Guarantors

B.	Agreements to Provide Liens (Section 5.15(b))

None

C.	Agreements Restricting the Incurrence of Indebtedness (Section 5.15(c))

1.	The Bank Facility

Schedule 5.15-1

EXHIBIT A

JOINT VENTURE DEVELOPMENT ENTITIES

Penn West Proportion in respect of each Joint Venture Development Entity:
Name of Joint Venture Development Entity	Partners	Penn West Percentage Ownership	Restricted or Unrestricted?	Capital Contributions	Consolidated Total Debt	Consolidated Senior Debt	Consolidated EBITDA	Shareholders’ Equity	Consolidated Tangible Net Worth	Consolidated Tangible Assets

Total:

Exhibit A-1

SCHEDULE 23.13

Penn West Northern Harrier Partnership

Obsidian Energy Partnership

Penn West PROP Holdco Ltd.

Penn West PROP Limited Partnership

Penn West Sandhill Crane Ltd.

1647456 Alberta Ltd.

Exhibit A-2